As filed with the Securities and Exchange Commission on February __, 2002

                                                    Registration Number: 0-32995
--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                       Under Section 12 (b) or (g) of the
                         Securities Exchange Act of 1934

                               MEDSOLUTIONS, INC.
                    (f/k/a EnviroClean International, Inc.)
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

             Texas                                        75-2531556
-------------------------------------      -------------------------------------
  (State or other jurisdiction                       (I.R.S. Employer
of incorporation  or organization)                 Identification Number)

  12750 Merit Drive--Park Central VII
             Suite 770
           Dallas, Texas                                   75251
-------------------------------------      -------------------------------------
      (Address of principal                              (Zip Code)
        executive offices)

         (972) 931-2374
-------------------------------------
    Issuer's Telephone Number

Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                   COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                  (Title of each class to be so registered)

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----




RISK FACTORS...................................................................2

PART I   ......................................................................8

Item 1.  Description of Business...............................................8

Item 2.  Management's Discussion and Plan of Operation........................21

Item 3.  Description of Property..............................................32

Item 4.  Security Ownership of Certain Beneficial Owners and Management.......33

Item 5.  Directors, Executive Officers, Promoters and Control Persons.........34

Item 6.  Executive Compensation...............................................37

Item 7.  Certain Relationships and Related Transactions.......................39

Item 8.  Description of Securities............................................41

PART II  .....................................................................44

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters..........................44

Item 2.  Legal Proceedings....................................................45

Item 3.  Changes in and Disagreements with Accountants........................46

Item 4.  Recent Sales of Unregistered Securities..............................46

Item 5.  Indemnification of Directors and Officers............................47

PART F/S ....................................................................F-1

PART III ..................................................................III-1

Item 1.  Index to Exhibits................................................IIII-1

                SAFE HARBOR REGARDING FORWARD LOOKING STATEMENTS

         This Form 10-SB contains forward-looking statements. These statements relate to future events or our future financial performance. You should exercise extreme caution with respect to all forward looking statements contained in this Form 10-SB. Specifically, the following statements are forward-looking:

         o statements regarding our overall strategy for deploying our proprietary technology, including, without limitation, our intended markets and future products;

         o        statements regarding our research and development efforts;

         o statements regarding the plans and objectives of our management for future operations, the production of products, including those incorporating our technology, and the size and nature of the costs we expect to incur and the people and services we may employ;

         o statements regarding our competition or regulations that may affect us;

         o        statements   regarding  our  ability  to  compete  with  third
                  parties;

         o any statements using the words "anticipate," "believe," "estimate," "expect," "intend," "may," "will," "should," "would," "expect," "plan," "predict," "potential," "continue" and similar words; and

         o        any statements other than historical fact.

         Forward-looking statements reflect the current view of management with respect to future events and are subject to numerous risks, uncertainties and assumptions, including without limitation, those listed in "Risk Factors." We can give no assurance that such expectations will prove to be correct. Should any one or more of these or other risks or uncertainties materialize or should any underlying assumptions prove incorrect, actual results are likely to vary materially from those described in this Form 10-SB. There can be no assurance that the projected results will occur, that these judgments or assumptions will prove correct or that unforeseen developments will not occur. We are under no duty to update any of the forward-looking statements after the date of this Form 10-SB.


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


                                  RISK FACTORS

         BECAUSE WE HAVE NO PRIOR EXPERIENCE OTHER THAN MEDICAL WASTE MANAGEMENT, OUR PLANS FOR EXPANSION INTO OTHER MEDICAL WASTE-RELATED PRODUCTS AND SERVICE BUSINESSES MAY NOT BE SUCCESSFUL AND MAY NOT ADD VALUE TO OUR SHARES.

         MedSolutions, Inc. ("we," "us," "MSI" or the "Company"), was organized in November, 1993, and, although we have a history of operations in the medical waste management industry, we have no history of operations in other medical waste related products and service businesses. We are a fairly new enterprise and are in the process of marketing our products or services and may encounter unusual or unexpected problems that we may not be successful in resolving. In addition, we intend to expand our operations into other medical waste and related service businesses. We have little experience in areas other than medical waste management and we are still in the process of evaluating the business and operational risks of undertaking activities outside of our core business. We may encounter unanticipated, unusual and unexpected risks and problems in developing any new area of business, which could adversely affect us, as well as our operations, revenue and ability to obtain a profit.

         UNLESS WE CAN REVERSE OUR HISTORY OF LOSSES, WE MAY HAVE TO DISCONTINUE OPERATIONS.

         If we are unable to achieve or sustain profitability, or if operating losses increase in the future, we may not be able to remain a viable company and may have to discontinue operations. Our expenses have historically exceeded our revenues and we have had losses in all fiscal years of operation, including those in fiscal years 1994 through 2001, and the losses are projected to continue in 2002. Our net losses were $2,473,923, $3,511,771, and $2,612,408 for fiscal years ended 2000, 1999 and 1998 respectively. Our net losses for the nine
(9) months ended September 30, 2001 were $1,184,196 (unaudited) compared to a net loss of $1,759,425 for the nine months ended September 30, 2000 (unaudited). We have been concentrating on the development of our products, services and business plan. Our management believes that we can be profitable and that our business plan will be successful; however, there is no assurance that we will be successful in implementing our business plan or that we will be profitable now or in the future.

         UNLESS WE CAN PAY OUR OUTSTANDING IRS WITHHOLDING TAXES, WE MAY HAVE TO DISCONTINUE OPERATIONS.

         As of September 30, 2001, we were in arrears in the payment of employee withholding taxes in the approximate amount of $220,000. That amount increased to approximately $350,000 by the end of January 2002. Unless a payment plan can be negotiated with the Internal Revenue Service regarding these arrearages, or if the amount continues to increase, a lien could be placed against our assets, we could be sued or face a judgment against us that could result in a loss of assets and a discontinuation of operations.

         BECAUSE OF OUR  HISTORY OF  NEGATIVE  CASH FLOW,  WE MAY NOT BE ABLE TO
OBTAIN   ADDITIONAL   CAPITAL   WITHOUT   SUBSTANTIAL   SHARE  DILUTION  TO  OUR
SHAREHOLDERS.

         Our current cash and cash flow from operations is not sufficient to meet our current cash requirements. If our negative cash flow operations continue, we will be required to seek additional financing. Additionally, we will require additional financing to continue operations and implement our business plan. If we are unable to obtain additional financing, on reasonable terms or at all, we will not be able to expand, develop our products or respond to favorable acquisition opportunities, and we may be forced to curtail or discontinue existing activities. If we complete the equity financing planned by Lilly Beter Capital Group, Ltd. ("LBCG") and obtain additional financing through the issuance of additional equity securities, present shareholder's investment will be diluted. If we complete the debt offering planned by LBCG, it will be subject to many risks, including the possibility of having insufficient cash flow for debt repayment. Historically, we have augmented our revenue from


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

operations through the issuance of equity securities and borrowings. In the event that losses continue and, for whatever reason, the financing contemplated by LBCG does not occur, there can be no assurance that we will be able to obtain additional financing, whether equity or debt. If we incur additional indebtedness, we will be subject to many risks, including the possibility of having insufficient cash flow for debt repayment. (See Part I, Item 1 - Business
- Future Funding Agreement with Lilly Beter Capital Group, Ltd.).

         LITIGATION BY A BONDING COMPANY IN CONNECTION WITH A LITIGATION JUDGMENT AGAINST US MAY SIGNIFICANTLY REDUCE CASH AVAILABLE FOR CONTINUING OPERATIONS.

         We, along with certain of our officers and directors, were named as defendants in a lawsuit in North Carolina in 1998. Because of the failure to produce timely discovery, our answer was stricken and a default judgment was rendered against all defendants, including us, on a joint and several liability basis. Our appeals were unsuccessful and a judgement in the amount of $315,493.50, plus interest, against us became final. During the litigation we posted a bond in the amount of $354,708.17. The judgment has been satisfied by the bond and a payment by us in the amount of $48,225 for accrued interest. The bonding company has seized a letter of credit, secured by a certificate of deposit, in the amount of $100,000 posted in connection with the bond by our President and Chief Executive Officer, Matthew Fleeger, and in addition seized 63,450 shares of our common stock which had been tendered by the plaintiffs as part of the lawsuit. However, the bonding company has filed a lawsuit against us claiming damages of $254,708.17 plus interest and attorneys fees as, among other things, indemnification for the payments made to plaintiffs in connection with the bond. If we lose the lawsuit by the bonding company it will significantly reduce cash available for continuing operations. See Part II, Item 2 - Legal Proceedings.

         UNLESS WE SUCCESSFULLY COMPLETE AN ACQUISITION ACCEPTABLE TO LBCG, OUR FINANCING AGREEMENT WITH LBCG MAY NOT BE CONSUMMATED, WHICH COULD MAKE OUR ABILITY TO SURVIVE MORE UNLIKELY IN BOTH THE SHORT AND LONG TERM.

         We have outstanding liabilities and debt of approximately $3,457,708 at September 30, 2001. Our current rate of revenue may be insufficient to enable us to repay our debt upon maturity. In the event that we cannot generate sufficient revenue, a new agreement with LBCG is not consummated, or we are unable to otherwise finance the repayment of our debt, we could be sued or face judgments against us which could result in a loss of assets and a discontinuation of operations.

         The consummation of a new LBCG Agreement will be conditioned upon several factors, including the completion of a strategic acquisition to increase our revenue. We entered into agreements to acquire certain assets which make up the business of EPR, Inc., which in turn had the right to acquire certain assets of Simatek Holdings A/S that were to be assigned to us. However, negotiations regarding the acquisition of EPR, Inc. have been abandoned. Any acquisitions which we may pursue will be subject to a number of contingencies and may require the payment of substantial consideration in the form of stock or cash. If an acquisition acceptable to LBCG or any other acquisitions are not completed, our financial position is unlikely to improve in the near term and will make our ability to survive more unlikely in both the short and the long term. (See Part I, Item I -- Business - Future Funding Agreement with Lilly Beter Capital Group, Ltd.).

         IF WE DO NOT RECEIVE FINANCING FROM LBCG UNDER THE LBCG AGREEMENT, WE WILL HAVE TO SEEK FUNDING ELSEWHERE OR COULD BE FORCED TO DISCONTINUE OPERATIONS.

         On October 31, 2000, we entered into an agreement with LBCG by which LBCG agreed, on a firm commitment basis, subject to certain conditions, to provide us with certain equity and debt financing. That agreement expired on October 30, 2001. We are currently in negotiations with LBCG regarding an extension, renewal or revision of the agreement. LBCG has informed us that, due to, among other things, the events of September 11, 2001, they are unable to renew the agreement on the same terms. LBCG has presented us with a proposal


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

which contains conditions in addition to those contained in the October 31, 2000 Agreement and, subject to those conditions, agrees to undertake a "positive and highly feasible financing package," including equity and debt. We have not finalized a new LBCG Agreement. There is no firm commitment or guarantee by LBCG to provide the financing. Even if we enter into a new agreement with LBCG, if we do not meet the conditions imposed by LBCG or events such as those occurring on September 11, 2001 prevent LBCG from going forward with the financing, we may not be able to obtain additional or substitute financing. In the event that we do not obtain financing under a new LBCG Agreement, and we are unable to find additional funding from other sources, we could be sued or face judgments against us which could result in a loss of assets and a discontinuation of operations. (See Part I, Item 1 - Business - Future Funding Agreement with Lilly Beter Capital Group, Ltd.)

         BECAUSE WE ARE SUBJECT TO GOVERNMENT REGULATION, OUR FAILURE TO COMPLY WITH SUCH REGULATIONS COULD ADVERSELY EFFECT OUR OPERATIONS AND REVENUE.

         Governmental authorities may take future actions which could pose obstacles in the waste disposal industry and require methods or technology different from the methods currently developed or utilized by us. We are not able to predict the outcome of any such actions, controls, regulations or laws on our operations and any significant reduction in revenues due to such changes could result in operating income becoming insufficient to cover operating expenses.

         LOSS OF OUR EXECUTIVE OFFICERS AND KEY PERSONNEL COULD ADVERSELY IMPACT OUR BUSINESS AND CAUSE A SIGNIFICANT REDUCTION IN OPERATIONS.

         Our success will depend largely on the continuing efforts of our executive officers, including our CEO and President, Matthew Fleeger and Chief Financial Officer, Sam Hicks. Our business may be adversely affected if the services of those individuals become unavailable to us. In addition, increasing the sales volume of our services and the expansion into other medical related service businesses will require the implementation of a successful marketing plan. We will need to hire additional qualified staff to enable us to achieve market penetration. If we cannot successfully identify, attract, hire and retain additional personnel in a timely and effective manner, it would have a material adverse effect on our business, financial condition and results of operations by limiting our sales and decreasing revenue.

         BECAUSE WE HAVE HAD ONLY LIMITED SALES OF ENVIROCLEAN(R) SYSTEMS, IT MAY NOT HAVE MARKET ACCEPTANCE.

         We have produced a total of seven EnviroClean(R) Systems, including the prototype. One of those units is owned by our subsidiary, EnviroClean Management Services, Inc. ("EMSI"), and five units were purchased by a joint venture in Mexico. The EMSI unit in Garland, Texas, is not presently operating and to the best of our knowledge, only one unit in Mexico is operational. We are presently disposing of waste utilizing an incineration facility owned by the University of Texas Medical Branch at Galveston, Texas ("UTMB"), which is unrelated to the EnviroClean(R) System technology. Without significant additional capital, we will not be in a position to modify, further develop, manufacture or market the EnviroClean(R) System. Since the system uses natural gas as a fuel, at the present cost of gas, without modification, the system may not provide a cost efficient method of waste disposal. We currently have no pending orders for the sale of any EnviroClean(R) Systems. (See Item 1 -- Business)

         IF THE UTMB INCINERATION FACILITY IS NON-OPERATIONAL, IT WILL INCREASE OUR COSTS.

         We are using the UTMB incineration facility as our primary waste disposal site. In the past, the UTMB incineration facility has experienced operational disruptions which have caused us to, from time to time, discontinue incineration operations at the facility while appropriate repairs were made. During the year ended December 31, 2001, the UTMB incineration facility was unavailable for use by us for a total of approximately 200 days, including most of the months of January through May and all of December 2001. In addition, the


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

UTMB facility requires renovations and improvements to maintain compliance with certain federal and state regulatory requirements. During such discontinued facility use, we were, and in the future will be, forced to make arrangements for waste disposal with alternate vendors in order to continue our operations. The cost to us to use alternative vendors for disposal facilities are usually higher than the costs of the UTMB facility. If the UTMB facility is unavailable to us and we are forced to use alternative disposal facilities in the future, our costs could be increased significantly and we may not be able to pass on those costs to our customers. Such unrecoverable increased costs would have a material adverse effect on our business, financial condition and results of operations by increasing our losses and limiting our ability to recover such losses.

         BECAUSE OUR COMPETITION HAS GREATER RESOURCES THAN WE DO, WE MAY BE AT A COMPETITIVE DISADVANTAGE.

         Many of our competitors have significantly greater financial, advertising and marketing resources than us, which, without significantly greater financial resources, will place us at a competitive disadvantage. The medical/special waste disposal, medical related services and environmental services industries are extremely competitive. We will compete with a number of competitors offering similar technologies or services for the treatment of medical waste as well as those using similar or dissimilar technologies or products.

         NEW TECHNOLOGY COULD MAKE OUR PRODUCTS AND SERVICES OBSOLETE AND CAUSE OUR FINANCIAL RESULTS TO BE ADVERSELY AFFECTED.

         If we do not enhance and improve our products and services, our sales and financial results could be adversely affected. Development of new, improved waste destruction devices or methods may make our devices and/or methods obsolete, less competitive or require substantial capital outlays by us to purchase or license new technologies, if available.

         BECAUSE  WE  HAVE  NOT   CONDUCTED  A  MARKET   ANALYSIS  TO  DETERMINE
ACCEPTABILITY OF OUR TECHNOLOGY OR SERVICES, WE MAY NOT BE SUCCESSFUL IN THE MARKETING OF OUR TECHNOLOGY OR SERVICES.

         We may not be successful in the marketing of our products or services. We have performed, to date, no scientific, empirical or other form of detailed market analysis or study to demonstrate the level of local or regional customer acceptance (if any) or need for our technology or services other than market studies provided to us by third parties and their subjective observations and conversations with potential customers.

         BECAUSE ONLY A FEW OF OUR CUSTOMERS HAVE ACCOUNTED FOR A MAJORITY OF OUR SALES, LOSS OF A CUSTOMER COULD REDUCE OUR REVENUES AND INCREASE OUR LOSSES FROM OPERATIONS.

         During the year ended December 31, 2000, sales of our services to 24 customers represented approximately 83.1% of our total revenues, including sales to UTMB, which amounted to approximately 24.7% of our total revenues. A loss of any of these customers could reduce our revenues, increase our losses from operations and limit our ability to achieve profitability.

         UNINSURED LOSSES COULD ADVERSELY IMPACT OUR BUSINESS.

         Our business plan is to acquire certain businesses and assets, and if successful, engage in other business opportunities which involve the handling of infectious medical waste, industrial waste, solid waste and other medical waste related products and service businesses. We will also be manufacturing, selling and installing certain environmental products that could expose employees to certain health hazards and us to substantial liability if the products were found to be defective or improperly installed. If insurance is available and within our financial means, we intend to insure ourselves from potential risks. However, if insurance is not available, is available and beyond our financial means, or insurance is purchased but loss limits are not adequate to cover all


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liabilities,  then we would not be  financially  capable of paying a substantial judgment or claim against us, which would place us in a financially adverse position or force us to cease operations.

         OUR BUSINESS IS CONDITIONED UPON THE RECEIPT OF REGULATORY PERMITS AND IF WE OR OUR CUSTOMERS ARE UNABLE TO MAINTAIN OR OBTAIN THE PERMITS, WE MAY NOT BE ABLE TO CONDUCT OUR WASTE DISPOSAL OPERATIONS AS ORIGINALLY PLANNED.

         In order for us or our customers to operate in the medical waste management business, certain permits must be obtained from governmental authorities, including access to certain solid waste disposal sites. If we or our customers are not able to maintain or obtain these permits, then we may not be able to conduct our waste disposal operations or conduct such activities at the geographical locations originally planned.

         BECAUSE OUR STOCK IS NOT PUBLICLY TRADED AND A MARKET MAY NOT DEVELOP, SHAREHOLDERS MAY NOT BE ABLE TO SELL THEIR SHARES.

         Owners of our common stock could be required to bear the economic risk of their investment for an indefinite period of time, as there currently is no public market for our common stock, par value $.001 per share (the "Common Stock"), and one may not develop.

         BECAUSE OUR OFFICERS AND DIRECTORS ARE INDEMNIFIED AGAINST CERTAIN LOSSES, WE MAY BE EXPOSED TO COSTS ASSOCIATED WITH LITIGATION.

         If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional unreimbursable costs, including legal fees. Our articles of incorporation and bylaws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

         BECAUSE OUR SHARE OWNERSHIP IS CONCENTRATED IN MANAGEMENT, SHAREHOLDER ABILITY TO INFLUENCE MANAGEMENT MAY BE LIMITED.

         Our management is able to exercise significant influence over all matters requiring shareholder approval, including the ability to elect a majority of the board of directors and to approve or prevent us from taking significant corporate actions requiring director and shareholder approval. The share control owned by management could prevent us from entering into transactions which could be beneficial to our shareholders. Furthermore, the interest of management could conflict with the interest of the other shareholders.

         IF WE OBTAIN ADDITIONAL FINANCING, IT COULD DILUTE PRESENT SHAREHOLDER HOLDINGS.

         We intend to seek additional financing to do an additional private placement or a public offering within the next twelve months. If we do so, all of the then current existing shareholders and their stock holdings will be proportionately diluted.

         OUR AGGRESSIVE BUSINESS PLANS WILL PLACE SIGNIFICANT STRAIN ON OUR ASSETS.

         Our business strategy and aggressive expansion plans will place significant strain on our management, working capital, financial and management control systems and staff. Our failure to properly respond to these needs by failing to maintain or upgrade financial and management control systems, failing to recruit additional staff or failing to respond effectively to difficulties encountered during expansion could adversely affect the our business, financial condition and results of operations. Although, based on our experience in the

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industry,  we believe that our management and financial systems and controls are adequate to address current needs and we are attempting to recruit and train additional staff, there can be no assurance that our systems, controls or staff will be adequate to sustain future growth.

         OUR SUBSIDIARY, EMSI, HAS OCCASIONALLY BEEN IN DEFAULT UNDER TWO BANK NOTES UNDER WHICH THE BANKS ARE ENTITLED TO DECLARE ALL SUMS OWING UNDER THE NOTES IMMEDIATELY DUE AND PAYABLE, WHICH IF SO DECLARED WOULD FORCE US TO DISCONTINUE TRANSPORTATION OPERATIONS AT OUR GARLAND, TEXAS FACILITY.

         EMSI, the Company's wholly-owned subsidiary, has occasionally been in default under a bank note for $367,500 dated July 1996, and a bank note for $200,000 dated July 1999, due to non-timely payments. To date, the banks have not exercised their rights of recourse, including their ability to declare the principal and interest owing under the bank notes immediately due and payable. If any one of the two banks declared the balance owing under the bank note immediately due and payable, however, it would force us to discontinue transportation and waste transfer operations at our Garland, Texas facility, which could effect our logistical routing of our medical waste collection and transportation functions.

         OUR FAILURE TO EXPAND INTO MEDICAL WASTE RELATED PRODUCTS OR SERVICE BUSINESSES COULD ADVERSELY IMPACT OUR ABILITY TO ACHIEVE PROFITABILITY.

         We intend to expand our operations into other medical waste related products and service businesses. However, we are currently engaged in the business of the transportation and destruction of medical waste as well as providing services for the handling of medical waste on behalf of our customers who generate such waste. As a result, our financial success is completely dependent upon our ability to successfully market our products and services to potential customers, the success of our business strategy and the continued existence/viability of our waste destruction methods, products and the services we provide our customers in the pickup, transport and disposal of their waste. Based on our experience in the industry, we believe that our business can be readily adapted to provide other medical waste related products and services which could involve significant risk, cost and expense. If we are not successful in locating or operating these intended businesses, it could have a material adverse effect on our ability to achieve profitability. Additionally, there is no assurance that we will have sufficient financial resources to implement any significant change in our business.

         BECAUSE WE HAVE A HISTORY OF LOSSES SINCE OUR INCEPTION AND EXPECT TO INCUR FURTHER LOSSES, WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN.

         We have incurred consolidated net losses of $2,473,923 and $1,184,196 for the year ended December 31, 2000 and the nine months ended September 30, 2001, respectively. We expect to continue to incur substantial losses in future periods. Our independent accountants have included an explanatory paragraph in their report on our financial statements stating that our financial statements have been prepared assuming that we will continue as a going concern, but that substantial doubt exists as to our ability to do so because of significant deficits in both working capital and shareholder's equity and the fact that historically our costs and expenses have exceeded our revenues.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         We are a Texas corporation organized on November 11, 1993. The Company was originally organized for the purpose of developing, designing and manufacturing a patented solid waste treatment technology, the EnviroClean(R) Thermal Oxidation System, which we may sometimes refer to it as the "EnviroClean(R) System", for the destruction of regulated medical and other specialized waste streams generated by the medical, commercial and industrial business communities in an environmentally sound manner. On October 28, 1997, the U. S. Patent and Trademark Office issued Patent # 5,680,820 for a "Solid Waste Handling and Conveying Apparatus." On March 24, 1998 the U.S. Patent and Trademark Office issued Patent # 5,730,072 for "Combustion in an Oxygen Rich Environment." Additionally, the Company received a Certificate of Registration from the U. S. Patent and Trademark office for the "EnviroClean" name.

         Based on our experience in the industry, because of, among other things, the EnviroClean(R) System's ability to reduce carcinogens in emissions and its compact size compared to conventional incinerators, we believe that we have a patented, unique and effective thermal oxidation process which, with sufficient capital, can be modified and successfully marketed and can be applied in the destruction of a wide variety of specialized waste streams. In this regard, our present EnviroClean(R) System is constructed mainly of stainless steel, which has been proven not to be as resistant to corrosive emissions (of hydrochloric acid and chorine) as originally anticipated. Based on discussions with an independent consultant and the contract manufacturer, we believe that with sufficient capital, which is not presently available to us, a corrosive resistant EnviroClean(R) System (using an alloy called hastelloy as well as fiberglass) could be manufactured. However, due to the lack of sufficient capital to (i) modify the EnviroClean(R) System, (ii) reduce its manufacturing and operating costs, and (iii) increase and expand the marketing efforts regarding the EnviroClean(R) System, as well as a lack of significant revenue from the sale of EnviroClean(R) Systems, we have discontinued our efforts to manufacture and market the system. As a result, we presently conduct our waste management and destruction operations without use of the EnviroClean(R) System.

         Through our subsidiary, EMSI, we are primarily engaged in medical waste management services which collect, transport and dispose of regulated medical waste from a variety of healthcare customers and operate a permitted medical waste incineration plant in Galveston, Texas. We also operate a facility in Garland, Texas which is permitted as a medical waste incineration and transfer facility, but which is currently used only for waste collection and transfer. We intend to expand our operations, primarily through acquisitions, to engage in other medical waste related product and service businesses, for which our client base of doctors and medical facilities can be consumers. As of September 30, 2001, we employ 40 persons, 38 of which are full time employees. We maintain our principal offices at 12750 Merit Drive, Park Central VII, Suite 770, Dallas, Texas 75251.

         We are filing this Registration Statement on Form 10-SB on a voluntary basis with the Securities Exchange Commission (the "SEC"). Although we are not required to file under the applicable federal securities laws, we believe that commencing voluntary reporting under the Securities Exchange Act of 1934 will enhance our ability to access the capital markets. We also are hopeful that one or more market makers will provide the basis for our Common Stock to attain trading status and allow for a public market in our Common Stock. We believe that the establishment of a public market for our shares will allow us to be in a better position to obtain future financing and also provide increased liquidity to our shareholders. While we have had preliminary discussions with four broker-dealers concerning a range of financial advisory services, we do not have an understanding with, or a commitment from, anyone to act as a market maker for our securities.

BUSINESS BACKGROUND

         Although we were established for the purpose of developing, manufacturing and marketing of the EnviroClean(R) System, our success in that regard has been marginal and we have not produced significant revenue or any profit from such activity. Lack of funds for the development, modification and marketing of the EnviroClean(R) System, coupled with the general lack of acceptance and demand, and the cost of production and operation of the product contributed to our disappointing results.

         In 1995, we organized EnviroClean Management Services, LLC ("EMS"), which was incorporated in 1996 as EMSI, a medical waste management service company formed to service primarily medical waste generators, including hospitals, clinics, doctors offices and a variety of other regulated medical waste generators. EMSI, from which the Company derives virtually all of its revenue, collects, transports and disposes of medical waste through two facilities; one located in Garland, Texas, which serves the North Texas area in connection with waste collection, transportation and transfer and one located in Galveston, Texas, which services customers located in southern Texas, primarily in the Houston area. The Galveston facility collects, transports and destroys medical waste and is owned by UTMB. Neither of these facilities currently utilize the EnviroClean(R) System; however, an EnviroClean(R) System is installed in Garland, Texas, and has been operational in the past.

         We have determined to expand our business strategy and business plan to explore opportunities in medical waste related products and service businesses in addition to expanding our present operations, for which our client base of doctors and medical facilities can be consumers. To this end, at our shareholders meeting held on May 2, 2001, the shareholders, among other things: voted to change the name of the Company from EnviroClean International, Inc. to MedSolutions, Inc., increase the number of shares of preferred stock authorized by the Company from 5,000,000 to 100,000,000; and elect three new directors.

ENVIROCLEAN(R) THERMAL OXIDATION SYSTEM

         The EnviroClean(R) System. In 1994, we created and patented our EnviroClean(R) System, a method of incinerating medical waste at the customer's site or conveniently nearby.

         Sales. In 1994, we entered into an agreement with Intercontinental Manufacturing Company ("IMCO"), a company capable of large scale production of the EnviroClean(R) System, in a joint effort to build a prototype and market the completed EnviroClean(R) System. As amended, the agreement grants IMCO the exclusive right to manufacture the EnviroClean(R) System and to market the EnviroClean(R) System to the U.S. Department of Defense, its subsidiary agencies, and certain foreign governments. In exchange, we are entitled to a royalty for each EnviroClean(R) System sold by the manufacturer. With respect to the original design and manufacture of seven EnviroClean(R) Systems, we had remaining financial obligations to the manufacturer under the agreement, which the manufacturer agreed to convert into equity of the Company in June 2001. Without significant financial resources to undertake and complete significant modifications to the EnviroClean(R) System, we do not believe the system can be marketed on a profitable basis.

         In June 1995, we entered into a corporate joint venture, Tratamiento de Desechos Medicos, S.A. de C.V. ("TRADEM"), with a private company in Mexico and a large, publicly-held Mexican company for the purpose of acquiring EnviroClean(R) Systems and providing medical waste management services in Mexico. We own a 33% interest in the joint venture. TRADEM purchased a total of five EnviroClean(R) Systems from us. Two of the EnviroClean(R) Systems are located in a facility in Lerma, Mexico and the other three were located in Iztapalapa, Mexico. In addition to these prior sales, TRADEM has also advanced partial payment to us for other prospective purchases of EnviroClean(R) Systems. However, TRADEM has experienced significant operating losses during its entire existence primarily due to changes in the Mexican regulatory environment. Do to this fact, we and the other joint venture participants decided not to invest additional capital in TRADEM and only one of the Mexican joint venture facilities remains in operation. As a result, in 1999, although we had not abandoned our 33% interest in TRADEM, we wrote-off the remaining net assets in the joint venture to zero.

         In 1996, we sold an EnviroClean(R) System to EMSI for operations in Garland, Texas. We subsequently acquired substantially all of EMSI. In June 1998, we determined that it was not economically feasible to operate the Garland facility, in part due to the expense of needed modifications to the
EnviroClean(R)  System,  which were  estimated  at  approximately  $300,000  and recertification due to changing environmental laws. As a result, waste incineration at the facility was idled, although it continues to function as a medical waste collection and transfer facility.

         From our inception, we have produced a total of seven EnviroClean(R) Systems, including the prototype. One of those units is owned by EMSI and five units were purchased by a joint venture in Mexico. The EMSI unit in Garland, Texas is not presently operating and, to the best of our knowledge, only one unit in Mexico is still operational. We are presently disposing of waste utilizing an incineration facility owned by UTMB, which is unrelated to the EnviroClean(R) System technology. Without significant additional capital, we will not be in a position to modify, further develop, manufacture or market the EnviroClean(R) System. Since the system uses gas as a fuel, at the present cost of gas, without modification, the system may not provide a cost efficient method of waste disposal. We have no pending orders for the sale of any EnviroClean(R) Systems.

         Technical Operations. The EnviroClean(R) System operates as a modular unit at the waste destruction site where the waste is first loaded into a hopper, which is located above a low speed, high torque shredder. The shredder slices paper, cloth, plastic, metal and metal cans and crushes glass objects into pieces that are less than one inch wide and just a few inches in length. Any liquids, along with the shredded materials will fall below the shredder where they are conveyed into the primary combustion chamber.

         Once inside the Primary Oxidation Chamber ("POC"), non-combustible materials such as glass and metal fall to the hearth below. Paper, plastic, cloth and other lighter combustible materials are propelled into the POC and are then instantly vaporized by the volatile gasses at temperatures up to 1800(degree) F. Turbulence inside the POC is maintained by a series of four tangentially aimed burners. Their combined effect is the creation of a cyclonic, spiraling action. This spiraling effect increases the amount of time that infectious materials are entrained, thus ensuring absolute destruction. Additional air is added through the flame train to enhance combustion. The combination of high temperature, turbulence and excess air dramatically converts the waste for ultimate consumption within seconds. Ash and noncombustible products remaining in the primary chamber are rendered sterile and unrecognizable before they fall to the hearth floor and are systematically removed by a continuous ash removal system. The vaporized gases then pass into the Secondary Oxidation Chamber ("SOC"). Temperature, time and turbulence in both the POC and SOC meet or exceed state and/or federal regulations to ensure proper destruction. Due to the modular design of the EnviroClean(R) System, changes in regulations which require modification of operating parameters can be handled by the purchase and installation of retrofit components.

         Exhaust gases leaving the SOC are rapidly quenched in order to reduce temperature and to ensure proper capture of molecular level elements. A "Wet Scrubber System" (the "Scrubber") is used to ensure that products of incomplete combustion or other particulate materials not consumed in the POC or SOC are captured by the Scrubber, and if necessary are clean enough for disposal into the Public Owned Treatment Works ("POTW"). The cleaned air is then pulled out of the Scrubber into the atmosphere at a temperature of approximately 150(degree)
F. Once the waste has been shredded, the processing time for the waste from the primary combustion chamber to scrubber exhaust is approximately 8-10 seconds.

ACQUISITIONS AND CORPORATE BACKGROUND

         EnviroClean Management Services, LLC. In 1995, we organized EMS, formerly known as EnviroClean Medical Services, LLC, to engage in the medical waste collection and transportation business. EMS owned the Garland facility and was the Manager of BCS and SAA, described below. EMS acquired BCS and SAA, and was, in turn, acquired by us in April 1996.

         BCS Waste Management, LLC ("BCS"). BCS was organized in 1995 to purchase and operate an EnviroClean(R)System in Bryan/College Station, Texas. In 1996, BCS was acquired by EMSI. The EnviroClean(R)System in Bryan/College Station was not purchased. (See SEC Inquiry.)

         SAA Management Services, LLC ("SAA"). SAA was organized in 1995 to purchase and operate an EnviroClean(R)System in San Antonio, Texas. In 1996, SAA was acquired by EMSI. The EnviroClean(R)System in San Antonio was not purchased. (See SEC Inquiry.)

         BMI Services, Inc. ("BMI"). BMI, a medical waste and transportation management company, was acquired by EMSI in April 1996. BMI was based in Houston, Texas and was one of the largest transporters of medical waste in Texas. We acquired our primary waste transportation business and the UTMB arrangement through the BMI acquisition.

         EnviroClean Management Services, Inc. EMSI was formed by us in February 1996 as a consolidation vehicle for the merger or acquisition of EMS, SAA, BCS, and BMI, and remains our primary operating subsidiary. In January 1998, we exchanged shares of our Common Stock to acquire 667,375 shares of EMSI from other shareholders. This transaction gave us a controlling interest of approximately 51.3% of EMSI. In December 1998, we offered to exchange one of our shares for each share of EMSI still outstanding. As a result, we acquired sufficient shares to give us 96.1% of EMSI's stock. Since then we have acquired additional shares and now own substantially all of the shares of EMSI.

BUSINESS EXPANSION

         We intend to broaden the market areas in which we will become involved by expanding into other medical waste related products and service businesses, including sharps containers sales (containers in which sharp instruments such as needles, scalpels, etc. are disposed), medical equipment, and OSHA training for which our client base of doctors and medical facilities can be consumers, We intend to expand into these new markets primarily through acquisitions. Without the financing contemplated by a new LBCG Agreement, it is doubtful that we will achieve these goals. Even if the financing contemplated by a new LBCG Agreement is successful, we may not be able to achieve these goals or that our efforts in that regard will produce revenue or profit. (See Future Funding Agreement with Lilly Beter Capital Group, Ltd.)

COLLECTION AND TRANSPORTATION

         We collect, transport, and dispose of over one million pounds per month of medical and special waste, primarily from hospitals, clinics, and doctors offices. Based on our experience in the industry, we believe that this provides a strong foundation in the medical and special waste management industry and that significant opportunities exist to expand this business and continue providing services for dental offices, veterinarians, pharmaceutical companies, retirement homes, and medical testing laboratories. In addition, based on our experience in the industry, we believe that our present business and client base provide the opportunity to expand into other medical related products and services businesses.

         We have over 800 medical waste disposal agreements with customers for the collection of their medical waste and an agreement with one disposal facility to destroy their medical waste. During 2001, UTMB accounted for approximately 24.7% of our revenue, Texas Health Resources System approximately 8.7%, Baylor Health Care System approximately 7.9%, Christus Spohn Hospital System approximately 7.3%, and Trinity Mother Frances Health System approximately 7.0%. The loss of any of these sources of revenue could reduce our revenues, increase our losses from operations and materially impact our ability to be profitable.

         We use a software system in every phase of our operations that enables us to closely track all waste through the collection, transportation and disposal process as well as provide manifests and invoices for each individual customer account.

         Collection. We own and lease trucks that are specially equipped to handle regulated medical waste in accordance with applicable health and transportation regulations. The waste is packaged for transportation by the customers using plastic containers or boxes, bags and labels supplied by us in most cases, and is then loaded onto our vehicles. We must comply with strict packaging regulations for both waste containers and the transportation vehicles (See Regulation).

         Transportation. Once the waste is loaded, it is transported to the waste disposal site. Regulations mandate that we maintain strict control over the transportation, ensuring that the medical waste remains secure and inaccessible. Further, we are required to follow specific procedures to respond immediately to any type of spill, leakage or other emergency that may occur during transportation. To date, we have not experienced any such incident (See Regulation-DOT Regulations).

DISPOSAL OPERATIONS

         We operate and manage an incineration facility owned by UTMB, a component of the University of Texas System, which is an agency of the State of Texas. We use UTMB for disposal of waste streams that we collect and transport for our customers, and also for waste streams generated by UTMB and their affiliates.

         As part of EMSI's acquisition of BMI in 1996, BMI's contract to operate an 18 ton-per-day medical waste incineration facility at UTMB and to provide medical waste incineration services to UTMB was assigned to us. The agreement with UTMB became effective in December 1995 for a sixty (60) month term and an extension for an additional sixty (60) month period ending December 2005, has been executed.

         Under the original agreement with UTMB, EMSI was required to pay UTMB: a monthly fixed facility usage fee of $15,000 on one medical waste incinerator; an additional usage fee of $750 per day on the second incinerator, as needed; a monthly variable fee based on the volume of medical waste processed at the facility for non-UTMB waste; and utility charges of the facility. Through December 8, 2000, EMSI was also responsible for repairs and maintenance of the facility including costs up to a limit of $90,000. In return, EMSI received medical waste management fees from UTMB based on the quantity of waste processed. These fees were determined using a progressive rate schedule, which was adjustable quarterly, depending on the actual waste volume processed during the preceding quarter.

         Under the extension agreement with UTMB, the various fees we must pay to UTMB have been increased on a gradual per year basis which results in a fixed facility usage and maintenance fee of $17,500 per month in 2001 and graduates to a fee of $21,500 per month by the year 2005, a graduated capital renewal fee (to reimburse UTMB for a capital investment of approximately $1.1 million) ranging from $10,833 per month in 2001 to approximately $20,200 per month from December 8, 2001 until December 8, 2005 and a constant usage fee of $.005 per lb. based on the volume of medical waste processed at the facility for non-UTMB waste. We pay all utilities and are entitled to a variable credit for steam generated from the unit.

         In the past, the UTMB incineration facility has experienced operational disruptions which have caused us to, from time to time, discontinue incinerator operations at the facility while appropriate repairs were made. During such discontinued facility use, we made arrangements for waste disposal with alternative vendors in order to continue our operations. The cost to us to use alternative vendors for disposal are usually higher than the costs of using of the UTMB facility.

         In the future we intend to continue to use the UTMB incineration facility for the destruction of pathological, chemotherapy, animal research waste and other regulated medical waste. With respect to processing a majority of the regulated medical waste stream we manage, which excludes pathological, chemotherapy and animal research waste, we have made a refundable deposit of $5,000 to Sterile Technologies Industries, Inc, ("STI") in order to purchase one of its Chem-Clav System Sterilization Systems (the "Chem-Clav System") at a cost of approximately $450,000. The Chem-Clav System employs an environmentally safe process which renders waste sterile, unrecognizable and unusable. The Chem-Clav System treats regulated medical waste (other than pathological, chemotherapy and animal research waste) in sealed containers and incorporates negative air pressure and high efficiency particulate air filtration to eliminate pathogens and allow for shredding of waste and uses steam to render the waste unrecognizable and unusable. A chemical process is employed and acts as a deodorant for the waste stream. STI has advised us that each Chem-Clav System can process a minimum of 1,000 lbs. of waste per hour. We intend to place this system or another alternative technology at our Garland, Texas facility. UTMB is also in evaluating the Chem-Clav System for use as an augmentation to the Galveston, Texas incineration system. Based on our experience in the industry, we believe these installations would help reduce our processing costs.

FINANCIAL CONDITION

         We were a development stage company from 1993 through 1996, and our expenses have exceeded our revenues since inception. Thus, we incurred losses in all fiscal years of operation, including 2001. Net losses were $ 1,184,196 for the nine month period ended September 30, 2001, compared to a net loss of $1,759,425 for the nine month period ended September 30, 2000. Our net losses were $2,473,923, for the fiscal year ended December 31 2000 and $3,511,771 for fiscal year ended December 31, 1999. Although our accountants are presently preparing our federal income tax returns for the years ended December 31, 1999 and 2000 these returns have not yet been filed; however, although we do owe delinquent federal payroll withholding taxes, we do not believe we have any federal income tax due for these periods. In addition, we have significant short and long-term obligations. (See Management's Discussion and Analysis or Plan of Operation and the accompanying Audited Financial Statements and Footnotes to such Financial Statements).

FUTURE FUNDING AGREEMENT WITH LILLY BETER CAPITAL GROUP, LTD.

         On October 31, 2000, we entered into an agreement with LBCG whereby LBCG agreed to assist us in raising $5,000,000 of equity and to provide services to us with respect to the raising of a minimum of $15,000,000 and a maximum of $20,000,000 of tradable, low-grade, high-yield 10-year bonds. Pursuant to the terms of this agreement, we were required to provide the costs and expenses associated with both the equity and debt offerings in an amount not to exceed $850,000. Pursuant to this original LBCG agreement, we deposited funds in the amount of $500,000 into an LBCG Escrow Account to defray the costs of administrative expenses. Of these funds, $300,000 was paid to LBCG. We then utilized $200,000, with the approval of LBCG, for working capital. The October 31, 2000 LBCG agreement expired on October 30, 2001.

         We are currently engaged in negotiations with LBCG regarding a new financing agreement. LBCG has presented a proposed agreement that contains additional conditions and provides that LBCG will, subject to those conditions, move forward with "a positive and highly feasible" financing package. Under the proposed LBCG agreement, there is no firm commitment or guarantee by LBCG to provide any specific amount of financing. We have not yet accepted this proposed LBCG agreement.

         LBCG's obligations under the October 31, 2000 LBCG Agreement were conditioned upon a number of factors and requirements, including the following:

         o an increase in the number of our board of directors to nine directors, including a director selected by LBCG (Ms. Lilly Beter was elected as a Director on May 2, 2001);

         o a right of first refusal granted to LBCG with respect to additional financing in excess of $5,000,000;

         o our indemnification of LBCG and its affiliates with respect to certain claims or liabilities;

         o the completion by us of an acquisition or acquisitions that are acceptable to LBCG;

         o our meeting of certain projections of pro forma financial statements agreed upon by LBCG and us;

         o our filing of a Form 10-SB with the United States Securities and Exchange Commission (the "SEC") with respect to our Common Stock; and

         o other factors, many of which are not within our control, such as market conditions and successful implementation of a market for our Common Stock following the filing of the Form 10-SB.

         LBCG's obligations under the proposed LBCG agreement are conditioned upon a number of additional factors and requirements, including the following:

         o the disclosure of the current LBCG Agreement to persons from whom we may seek bridge financing;

         o        our becoming a company  whose  shares are publicly  traded and
                  our  maintaining   compliance   with  all  applicable   filing
                  requirements of the Securities and Exchange Commission;

         o        we must replenish the LBCG Escrow Account to $500,000;

         o        the disclosure of our federal employee withholding tax status;
                  and

         o a written acknowledgment by any person investing in our Common Stock prior to the financing contemplated by LBCG that LBCG has made no guarantee as to the financing.

         Neither we nor LBCG can provide any assurance that the contingencies will be met, that the financing contemplated by the proposed LBCG agreement will be consummated or that a public market for our Common Stock will develop even if the proposed LBCG agreement is successful and we obtain the financing contemplated by the proposed LBCG agreement.

         Acquisitions we may consider, if successful, will allow us to modify our long term business strategy, which we believe will provide the building blocks for a revised business plan. The business strategy would include acquisition of other medical waste related products and service business and would focus on selling a variety of other medical waste related products and services to the healthcare community.

INDUSTRY OVERVIEW

         Millions of tons of problem waste are generated daily by a myriad of industrial pharmaceutical, technological and health care organizations. As the quantities of problem waste and the diversity of specialized waste streams continue to increase, environmentally friendly, cost effective options for solving the problems associated with waste handling, transportation and destruction are becoming more difficult to find. No where have these complex problems before become more evident than in the regulated medical waste field.

         As the quantities of both medical and other specialized waste streams such as expired pharmaceuticals, food processing residuals, ancillary manufacturing and processing residues and defective consumer products continue to increase, environmentally friendly options for disposing of these wastes have declined. Increased public awareness of the environmental issues has led both the federal and state governments to place severe restrictions on how medical and problem waste generators can dispose of their waste materials.

         In the past is was commonplace in the United States for hospitals to destroy their medical waste in onsite incinerators. However, with new Environmental Protection Agency ("EPA") and state air emission regulations, many hospitals have been forced to permanently close their onsite incinerators and find alternative waste treatment methods.

         In the U.S. market for 2000, approximately 80% of all medical waste was sent "offsite" for commercial treatment. This is a result of a number of business concerns including budgetary limitations, potential liability, incinerator non-compliance and other concerns related to onsite processing of medical waste. In addition to the business concerns, a concern is the risk of hospital personnel being exposed to contagious diseases when treating regulated waste. These factors, combined with the fact that existing and proposed regulations are making it extremely difficult to secure the required permits for both private and commercial destruction facilities, lends additional support to our belief that marketing conditions are advantageous for a fully integrated service concept utilizing state of the art waste treatment technology.

COMPETITION

         There are several medical waste management companies operating in the state of Texas and the surrounding region, and the market is highly competitive. Our two primary competitors are large, publicly traded corporations with regional and national businesses. These companies provide a variety of services other than collection, transportation and destruction. As such, these competitors have a broader scope of business and substantially greater financial and other resources than we possess.

         According to public securities filings, American 3CI Complete Compliance Corporation ("American 3CI") is one of the largest medical waste management companies in the southwest. In 1999, Stericycle completed its acquisition of Browning Ferris Industries' ("BFI") medical waste division from Allied Waste for $400+ million, making Stericycle the largest medical waste management company in the United States utilizing a proprietary electro-thermal deactivation ("ETD") process in a multi-regional strategy. By utilizing their ETD process, Stericycle is able to recycle or reuse a portion of the plastics within the regulated medical waste stream. However, Stericycle primarily utilizes incineration and autoclave technologies which were acquired to process a majority of the waste stream.

         Based on our experience in the industry, we believe that we can successfully compete with these companies by concentrating our operations in Texas and surrounding states. We believe we can accomplish this by reducing the costs of waste disposal services to customers to an amount below that of our competitors through a reduction of our cost, and expansion through acquisitions, which in turn will provide our customer base with other medical waste related products and services.

         The medical services industry is highly competitive and the companies currently engaged in that industry have greater resources and experience than we do. We have not yet completed our detailed business plan and are still in the process of evaluating the business and operational aspects and risks of undertaking this strategy. We have therefore not fully developed a plan as to how best to address the initial competitive disadvantage under which we may enter this industry.

PATENTS AND TRADEMARKS

         On October 28, 1997, the U. S. Patent and Trademark Office issued Patent #5,680,820 for a "Solid Waste Handling and Conveying Apparatus." On March 24, 1998 the U.S. Patent and Trademark Office issued Patent #5,730,072 for "Combustion in an Oxygen Rich Environment." Additionally, we received a "Certificate of Registration" from the U. S. Patent and Trademark office for the "EnviroClean" name. In 1999 we wrote down the value of these patents and the trademark to -0-.

SEC INQUIRY

         In February 1997, we were informed that the SEC, through its Fort Worth, Texas, District Office initiated a non-public investigation of the broker/dealer engaged by us for private placements relating to the offer and sale of certain securities by us and related entities.

         The SEC expressed concern with respect to: (i) the use of investor funds; (ii) the risks and return associated with the investment; (iii) the past performance of related entities, and (iv) the identification of controlling parties of the entities. As part of that investigation, we received subpoenas requesting testimony and production of various documents and records. We provided testimony by certain of our officers and invited the SEC to review virtually all of our records and our operations.

         While we have not received further requests from the SEC for information since 1997 and no inference can be made as to the SEC's opinion regarding those offerings, favorable or unfavorable, we believe that all of the SEC's questions have been answered and concerns addressed. However, there can be no assurance that the SEC will not continue or reactivate its inquiry or that it will not take action against us or our officers.

REGULATION

         General Federal Regulation. We operate within the medical waste management industry, which is subject to extensive and frequently changing federal, state and local laws and regulations. This statutory and regulatory framework imposes compliance burdens and risks on us, including requirements to obtain and maintain permits issued by governmental agencies.

         o PERMITS. We must obtain and keep in force government permits that must be periodically renewed and are subject to modification or revocation by the applicable regulatory authority.

         o REGULATIONS. We are also subject to regulations that govern the definition, generation, segregation, handling, packaging, transportation, treatment, storage and disposal of medical waste. We are also subject to extensive regulations designed to protect our employees from the hazards of medical waste.

         There are two general aspects to our business that are subject to regulation, incineration and transportation. Incineration burns medical waste at elevated temperatures and reduces it to ash. Incineration reduces the volume of waste, and it is the recommended treatment and disposal option for certain medical wastes, such as residues from chemotherapy procedures. Air emissions from incinerators can contain certain byproducts which are subject to federal, state and in some cases, local regulation. In some circumstances, the ash byproduct of incineration may be regulated. As a result, it is expensive to permit and construct new facilities. Transportation of medical waste exposes employees to potentially infectious materials. As such, federal regulations have been imposed to minimize the risk of employees to infectious materials and provide uniform labeling and packaging of medical waste.

         There are at least four federal agencies that have authority over medical waste. These agencies are the EPA, Occupational Safety and Health Administration ("OSHA"), the U.S. Department of Transportation ("DOT") and the U.S. Postal Service. Our business, the way it currently is operated, is subject to regulations of the EPA, OSHA and DOT, but not of the U.S. Postal Service. These agencies regulate medical waste under a variety of statutes and regulations.

         In November 2000, we incurred $17,316 in connection with clean-up costs related to a caustic spill at the UTMB facility. In April, 2000, we incurred $85,976 in connection with clean-up costs of a stack discharge at the UTMB facility. In the fourth quarter of 1998, $31,240 was incurred for a similar discharge at the UTMB facility. At September 30, 2001, we are not involved in any remediation activities involving environmental regulation.

         Clean Air Act Regulations. In August 1997, the EPA adopted regulations under the Clean Air Act Amendments of 1990 that limit the discharge into the atmosphere of pollutants released by medical waste incineration. These regulations required every state to submit a plan to the EPA for approval which meets minimum emission standards for these pollutants. We currently lease and operate one incinerator. This incinerator is owned by UTMB. UTMB currently has a permit on two incinerators. We have an agreement with UTMB, which permits us to operate one incinerator on an ongoing basis and operate the second incinerator if our monthly volume of waste so requires. We are responsible to operate the facility in accordance with UTMB's permit. Based on our experience in the industry, we believe that we have and will continue to be in compliance with all federal and state permits regarding our operation of UTMB's incinerators. In addition, based on our experience in the industry, we believe that the UTMB incinerator has been maintained in compliance with all federal and state permits and that UTMB will maintain its permit on the incinerator.

         It is likely that the EPA will, in the future, impose stricter emissions standards. Stricter emissions standards could benefit us if the result is that hospitals and other waste generators increase or accelerate their use of outside medical waste treatment contractors like us. Stricter emissions standards could also have a material adverse effect on us to the extent that UTMB incurs increased costs to bring its own incinerators into compliance with the more stringent standards. We may then face price increases for the use and operation of the UTMB facility as well as increased costs for maintenance and repair. We might also face price increases for treatment of medical waste that we deliver to other parties for processing.

         Occupational Safety and Health Act of 1970. The Occupational Safety and Health Act of 1970 authorizes OSHA to issue occupational safety and health standards. Unlike the EPA regulations which are designed to control medical waste, OSHA regulations are designed to minimize the exposure of employees to hazardous work environments, in particular the reduction or elimination of occupational bloodborne infections. Due to our business of collection, transportation and final disposal of medical waste, our employees may be exposed to potentially infectious materials. Our employees are exposed to this waste only after it has been packaged for transport; therefore, the greatest potential for occupational exposure is through needle sticks from sharps not properly packaged or sealed and spillage from improperly packaged fluids. Our packaging and handling practices, including reliance on mechanical waste handling, as well as state and federal packaging requirements, substantially reduce the potential exposure. Various standards apply to certain aspects of our operations. These regulations govern, among other things, exposure to bloodborne pathogens and other potentially infectious materials, lock out/tag out procedures, medical surveillance requirements, use of respirators and personal protective equipment, emergency planning, hazard communication, noise, ergonomics and forklift safety.

         Our employees are required by our policy to receive new employee training, annual refresher training and training in their specific tasks. As part of our medical surveillance program, employees receive pre-employment physicals, including drug testing, annually-required medical surveillance and exit physicals. We also subscribe to a drug-free workplace policy.

         Resource Conservation and Recovery Act of 1976. The Resource Conservation and Recovery Act of 1976 ("RCRA") relates to hazardous waste, as opposed to medical waste. In 1976, Congress passed the RCRA as a response to growing public concern about problems associated with the handling and disposal of solid and hazardous waste. RCRA required the EPA to promulgate regulations identifying hazardous wastes. RCRA also created standards for the generation, transportation, treatment, storage and disposal of solid and hazardous wastes. These standards included a documentation program for the transportation of hazardous wastes and a permit system for solid and hazardous waste disposal facilities. Medical wastes are currently considered non-hazardous solid wastes under RCRA. However, some substances collected by us from some of our customers, including photographic fixer developer solutions, lead foils and dental amalgam, are considered hazardous wastes.

         We use landfills operated by parties unrelated to us for the disposal of treated medical waste from the UTMB facility and for the disposal of incinerator ash. At the incineration facility, we test ash from the incineration process to determine whether it must be disposed of as hazardous waste. We employ quality control measures to check incoming medical waste for specific types of hazardous substances. Our customer agreements also require our customers to exclude different kinds of hazardous substances or radioactive materials from the medical waste they provide us. Following treatment and testing, most waste from the UTMB facility is disposed of as nonhazardous waste.

         DOT Regulations. DOT has placed regulations into effect under the Hazardous Materials Transportation Authorization Act of 1994, which require us to package and label medical waste in compliance with designated standards, and which incorporate bloodborne pathogens standards issued by OSHA. Under these standards, we must, among other things, identify our packaging with a "biohazard" marking on the outer packaging, and our medical waste container must be sufficiently rigid and strong to prevent tearing or bursting and must be puncture-resistant, leak-resistant, properly sealed and impervious to moisture.

         DOT regulations also require that a transporter be capable of responding on a 24-hour-a-day basis in the event of an accident, spill, or release to the environment of a hazardous material. Our drivers are trained on topics such as safety, hazardous materials, medical waste, hazardous chemicals and infectious substances. Our employees are trained to deal with emergency spills and releases of hazardous materials, and we have a written contingency plan for these events. Our vehicles are outfitted with spill control equipment and the drivers are trained in its use.

         Comprehensive Environmental Response, Compensation and Liability Act of 1980. The Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") established a regulatory and remedial program to provide for the investigation and cleanup of facilities that have released or threaten to release hazardous substances into the environment. CERCLA and state laws similar to it may impose strict, joint and several liability on the current and former owners and operators of facilities from which releases of hazardous substances have occurred and on the generators and transporters of the hazardous substances that come to be located at these facilities. Responsible parties may be liable for substantial site investigation and cleanup costs and natural resource damages, regardless of whether they exercised due care and complied with applicable laws and regulations. If we were found to be a responsible party for a particular site, we could be required to pay the entire cost of the site investigation and cleanup, even though other parties also may be liable. This result would be the case if we were unable to identify other responsible parties, or if those parties were financially unable to contribute money to the cleanup.

         State and Local Regulation. We currently conduct all of our business in Texas. At some point in the future, we may conduct business in other states. Other states have different regulations regarding medical waste, medical waste transport and medical waste incineration. If at any time, we expand our business to other states, we believe, because of the stringent standards applicable in Texas, that costs to bring our business into compliance with the regulations of other states will be minimal.

         Medical Waste. The Texas Department of Health retains authority to define what waste will be regulated and how it may be treated. These rules, which were updated in December 1994, can be found in Title 25 Texas Administrative Code ("TAC") Sections 1.131-1.137. Under Texas law, the term

"special waste from health-care facilities" ("SWFHCRF") is used to define medical waste regulated by state agencies. Only five categories of waste are regulated:

         o        animal waste from animals intentionally exposed to pathogens;

         o        bulk human blood and blood products;

         o        pathological waste;

         o        microbiological waste; and

         o        sharps.

         The criteria for selection of these categories were based primarily on environmental concerns rather than occupational concerns. A chain of events is necessary to produce disease from contact with medical waste. The items selected for regulation were deemed to have the highest potential for disease production provided all of the required events took place. Sharps, due to their inherent ability to provide a portal of entry, must be managed properly regardless of their contamination status.

         Transportation of Medical Waste. Subchapter Y, 30 TAC ss. 330.1001-1010 defines rules for medical waste management, disposal, transportation, collection and storage. These rules were also updated in December 1994. The responsibility for these regulations rests with the TNRCC's Office of Waste Management. Under Subchapter Y, the Texas Natural Resource Conservation Commission ("TNRCC") regulates and registers transporters of medical waste by, among other things, requiring specific documentation of transportation of all medical waste. Currently, the Company is a registered medical waste transporter. The registration is subject to annual renewal, and though, based on our experience in the industry, we believe the we are in compliance with all of the statutory guidelines, there is no guarantee that the TNRCC will continually grant renewal registration to us.

         Treatment of Medical Waste. Approved methods of treatment of SWFHCRF can be found in Title 25 TAC Section 1.133. There are currently six approved treatment methods:

         o        Steam disinfection;

         o        chlorine disinfection/maceration;

         o        chemical disinfection;

         o        moist disinfection;

         o        thermal inactivation; and

         o        incineration.

         Our current, and only, method of treatment of medical waste is incineration. Approval from the Office of Air Quality of the TNRCC is required for incineration processes. Currently, we lease and operate one incinerator from UTMB which is properly licensed by the TNRCC (See Clean Air Act Regulations of this document).

         Permits; Summary. Currently, the waste we transport and dispose of is considered medical waste and incineration is one of many appropriate methods of disposal. Currently, the incinerator we operate meets the minimum EPA standards for disposal of such waste.

         We are responsible for complying with the maintenance obligations pursuant to numerous governmental permits and licenses owned by us or under which we conduct our business. We are responsible to comply with permits maintained by others. These permits include:

         o transport permits to EMSI for solid waste, medical waste and bio-hazardous substances;

         o        permits to EMSI and UTMB to operate treatment facilities;

         o        permits to EMSI to operate transfer stations;

         o permits governing discharge of sanitary water and registration of equipment under air regulations (EMSI's in Garland and UTMB in Galveston);

         o        approvals to EMSI for the use of EnviroClean(R)System; and

         o        various business operator's licenses.

         Based on our experience in the industry, we believe that we are currently in compliance in all material respects with our permits and applicable laws and regulations.

REPORTS TO SHAREHOLDERS

         Prior to the filing of this Form 10-SB, we have not been obligated to file reports with the SEC and we have not voluntarily sent annual reports to our shareholders. However, we have provided our shareholders with copies of financial statements for the fiscal years ended December 31, 1999 and 2000, and a copy of the Form 10-SB. We are now obligated to file quarterly, annual and current reports, as wells as proxy and information statements and other reports, with the SEC. The public may read and copy any material filed with the SEC at the SEC's Public Relations Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site, http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We are also constructing our Internet sites which will soon be available at http://www.medsolutions.net and http://www.emsi-medwaste.com.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION.

         The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and related Footnotes.

BACKGROUND

         We were incorporated in November 1993. We provide regulated medical waste management services, including collection, transportation and disposal services to our customers.

         Our revenues decreased from $3,000,618 in 1999 to $2,900,914 in 2000 and were $2,879,045 for the nine months ended September 30, 2001 (unaudited). We derive our revenues from services to two principal types of customers: (i) long-term care facilities, outpatient clinics, medical and dental offices, municipal entities and other smaller-quantity generators of regulated medical waste ("secondary waste generators"); and (ii) hospitals, blood banks, pharmaceutical manufacturers and other larger-quantity generators of regulated medical waste ("primary waste generators"). Substantially all of our services are provided pursuant to customer contracts specifying either scheduled or on-call regulated medical waste management services, or both. Contracts with "secondary waste generators" customers generally provide for annual price increases and have an automatic renewal provision unless the customer notifies us prior to completion of the contract. Contracts with hospitals and other "primary waste generators" customers, which may run for more than one year, typically include price escalator provisions, which allow for price increases generally tied to an inflation index or set at a fixed percentage. As of September 30, 2001, we served approximately 800 customers.

YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                     YEARS ENDED DECEMBER 31
                                                       1999            2000
                                                  ------------    ------------
Revenues                                          $  3,000,618    $  2,900,914
Cost of revenues                                     2,550,449       2,731,095
                                                  ------------    ------------

Gross profit                                           450,169         169,819
Selling, general and administrative
expenses                                             1,799,624       1,278,093
Equity in loss of TRADEM                               216,613            --
Impairment of facility and equipment                   772,586            --
                                                  ------------    ------------


Loss from operations                                (2,338,654)     (1,108,274)
Depreciation and amortization                          510,765         367,363
Interest expense                                       289,221         171,145
Financing charge                                       233,000            --
Debt Conversion Expense                                 95,988            --
Litigation provision expense                           360,000            --
Other income                                          (315,857)        (22,859)
                                                  ------------    ------------
Loss before extraordinary item                      (3,511,771)     (1,623,923)

Extraordinary item-debt extinguishment
expense                                                   --           850,000
                                                  ------------    ------------
Net loss                                          $ (3,511,771)   $ (2,473,923)
                                                  ============    ============

Basic and diluted loss per common share:
         Before extraordinary item                $      (0.39)   $      (0.14)
         Extraordinary item                               --             (0.07)
                                                  ------------    ------------
         Net loss                                        (0.39)   $      (0.21)
                                                  ============    ============

Weighted  average  common  shares used in basic
and diluted loss per share                           8,985,167      11,697,371
                                                  ------------    ------------


NINE MONTHS AND THREE MONTHS ENDED  SEPTEMBER  30, 2001 AND  SEPTEMBER  30, 2000
(UNAUDITED)


                                                       THREE MONTHS ENDED              NINE MONTHS ENDED
                                                          SEPTEMBER 30                   SEPTEMBER 30
                                                      2000            2001            2000            2001
                                                 ------------    ------------    ------------    ------------
Revenues                                         $    729,222    $  1,007,288    $  2,181,166    $  2,879,045
Cost of revenues                                      682,827         863,293       1,928,020       2,806,370
                                                 ------------    ------------    ------------    ------------

Gross profit                                           46,395         143,995         253,146          72,675
Selling, general and administrative expenses
                                                      217,996         311,457         786,209         868,500
                                                 ------------    ------------    ------------    ------------
Loss from operations                                 (171,601)       (167,462)       (533,063)       (795,825)
Depreciation and amortization                          83,215          31,223         249,645         113,414
Interest expense                                       35,526          34,885         144,160         105,883
Debt Conversion Expense                                  --              --              --            19,500
Other Income                                           (2,196)         (1,278)        (17,443)         (1,278)
                                                 ------------    ------------    ------------    ------------

Loss before extraordinary item                       (288,146)       (232,292)       (909,425)     (1,033,344)

Extraordinary item-debt extinguishment expense
                                                      850,000          17,543         850,000         150,852
                                                 ------------    ------------    ------------    ------------


Net loss                                         $ (1,138,146)   $   (249,835)   $ (1,759,415)   $ (1,184,196)
                                                 ============    ============    ============    ============

Basic and diluted loss per common share:
         Before extraordinary item               $      (0.02)   $      (0.02)   $      (0.08)   $      (0.08)
         Extraordinary item                             (0.07)           --             (0.08)          (0.01)
                                                 ------------    ------------    ------------    ------------
         Net loss                                $      (0.09)   $      (0.02)   $      (0.16)   $      (0.09)
                                                 ============    ============    ============    ============



Weighted  average  common shares used in basic
and diluted loss per share                         12,315,552      14,188,780      11,248,536      13,683,005
                                                 ------------    ------------    ------------    ------------


YEAR 2000 COMPARED TO 1999.

         Revenues. Our revenues decreased $99,704, or 3.3% to $2,900,914 during the year ended December 31, 2000 from $3,000,618 during the year ended December 31, 1999. The decrease in revenue from 1999 was due to reduced volume of medical waste processed. In April of 2000, we reorganized our sales and marketing function and hired a new department head.

         Cost of Revenues. Our cost of revenues increased $180,644 or 7.1% to $2,731,095 during the year ended December 31, 2000, from $2,550,451 during the year ended December 31, 1999. The increase was primarily due to higher transportation costs related to UTMB incinerator down-time offset by reduced container costs resulting from lower volume of waste processed.

         Selling, general and administrative expenses. Our selling, general and administrative expenses decreased $521,531, or 29.0% to $1,278,093 during the year ended December 31, 2000 from $1,799,624 during the year ended December 31, 1999. The decrease was attributable to a slight decrease in EMSI selling, general and administrative expenses in spite of increased costs of reorganizing our sales and marketing department and a substantial decrease in the expenses of the parent company. We reduced our total selling, general and administrative expenses by more than $500,000 in 2000 compared to 1999, including reductions in salaries of approximately $256,000, reducing rental expenses by approximately $66,000 by subleasing a portion of our corporate offices and reductions in virtually all other expense categories. Stock compensation included bonus shares for officers and employees totaling $250,000 in 2000 versus total stock compensation of $324,000 in 1999. Most of the remaining salaries in 2000 were accrued and unpaid.

         Equity in loss of TRADEM. The balance of the Company's equity investment in Tratamiento de Desechos Medicos, S.A. de C.V. was written off in 1999. There was no comparable write off in 2000.

         Impairment of facility and equipment. We recorded an impairment loss for the EnviroClean(R) System located at our Garland, Texas facility and an impairment loss for the building improvements at the Garland facility in 1999 of $772,586. There were no comparable losses charged to expense in the year ended December 31, 2000.

         Depreciation and amortization. Depreciation and amortization declined by $143,402, or 28.1% to $367,363 for the year ended December 31, 2000 from $510,765 for the year ended December 31, 1999. The decrease was due primarily to reduced depreciation expense related to the EnviroClean(R) System and building improvements at the Garland facility for which an impairment loss was recorded during 1999.

         Interest expense. Our interest expense decreased $118,076, or 40.8% to $171,145 during the year ended December 31, 2000 from $289,221 during the year ended December 31, 1999. Interest expense for EMSI remained substantially unchanged during the years. However, our interest expense declined significantly as a result of our converting approximately $670,000 of debentures and preferred stock during 1999 and early 2000 and extinguishing a $1,000,000 note payable to a shareholder in July of 2000. Additionally, there is approximately $45,000 charged to 1999 interest expense related to the origination of the Independent Bank equipment loan. Interest expense in 2000 includes $28,000 related to interest for a judgement against us arising from litigation. (See Legal Proceedings.)

         Financing charge. We were obligated on a note payable to a shareholder with an original maturity of May 31, 1999. The shareholder agreed to extend the maturity date to May 31, 2001, in exchange for the right to modify the option price covering options to purchase 135,000 shares from $1.80 to $1.00 per share and in exchange for 125,000 shares at no cost. Accordingly, we charged to expense a financing charge of $233,000 related to this loan extension in 1999. There was no comparable charge in 2000.

         Debt conversion expense. In 1999, as an inducement to holders of our Series II Debentures to convert into our Common Stock, we modified the conversion rate from $3.00 per share to $1.75 per share and recorded $95,988 as an expense. There was no comparable charge in 2000.

         Litigation provision expense. In 1999, we recorded a $360,000 expense related to a judgement against us. There was no comparable charge in 2000. (See Legal Proceedings.)

         Other income. In December 1999, we wrote off to other income certain accounts payable of approximately $245,000. There was no comparable write-off in the year ended December 31, 2000.

         Extraordinary item-loss from extinguishment of debt. In July 2000, we induced the shareholder holding a $1,000,000 note payable from us to extinguish our debt to him in exchange for 1,850,000 shares of our Common Stock. This transaction, while important to our prospects since our shareholders' deficiency was thereby reduced, nevertheless, resulted in a charge to expense in the year ended December 31, 2000.

         Net loss. Net losses were $2,473,923 during the year ended December 31, 2000, as compared to $3,511,771 for the year ended December 31, 1999. The reduced loss was primarily due to the factors described above.

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2000

         Revenues. Our revenues increased $697,879, or 32.0% to $2,879,045 during the nine months ended September 30, 2001 from $2,181,166 during the nine months ended September 30, 2000. The increase in revenue from 2000 was due to increased volume of medical waste processed.

         Cost of Revenues. Our cost of revenues increased $878,350 or 45.6% to $2,806,370 during the nine months ended September 30, 2001 from $1,928,020 during the nine months ended September 30, 2000. The increase was primarily due to higher container costs resulting from increased volume of waste processed and higher transportation and waste disposal costs related to UTMB incinerator down-time.

         Selling, general and administrative expenses. Our selling, general and administrative expenses increased $82,291, or 10.5% to $868,500 during the nine months ended September 30, 2001 from $786,209 during the nine months ended September 30, 2000. The increase was attributable to an approximately equal increase in EMSI selling, general and administrative expenses and the expenses of the parent company.

         Depreciation and Amortization. Depreciation and amortization declined by $136,231 or 54.6% to $113,414 during the nine months ended September 30, 2001 from $249,645 during the nine months ended September 30, 2000. The decrease was due primarily to reduced amortization expense related to the UTMB service contract that expired on December 8, 2000 and to several EMSI assets that became fully depreciated.

         Interest expense. Our interest expense decreased $38,277, or 26.6% to $105,883 during the nine months ended September 30, 2001 from $144,160 during the nine months ended September 30, 2000. Interest expense for EMSI increased
$19,119 during the period. However, our interest expense for MSI declined significantly as a result of our converting debentures and preferred stock during early 2000 and extinguishing a $1,000,000 note payable to a shareholder in July of 2000.

         Debt conversion expense. We further amended the note agreement in May 2001 with our largest shareholder, permitting him to convert, at his option, his note payable from the Company into our Common Stock at $1.25 per share instead of the original $1.50 per share. In connection with such amendment, we charged an additional $19,500 to debt conversion expense in the second quarter of 2001. There were no comparable charges in 2000.

         Extraordinary item-loss from extinguishment of debt. In 2001, as an inducement to certain of our employees who had taken accrued salaries instead of cash and to our president who had made cash advances to the Company from time to time, we allowed those persons to convert such salaries and advances receivable by them into our Common Stock at a conversion rate of $0.75 per share and recorded $150,852 as debt extinguishment expense. In July 2000, we induced our shareholder holding a $1,000,000 note payable from us to extinguish our debt to him in exchange for 1,850,000 shares of our Common Stock. This transaction, while important to our prospects since our shareholders' deficiency was thereby reduced, nevertheless, resulted in a charge to expense in the nine months ended September 30, 2000.

         Net loss. Net losses were $1,184,196 during the nine months ended September 30, 2001 compared to $1,759,425 during the nine months ended September 30, 2000. The reduced loss in 2001 was primarily due to the factors described above.

THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2000

         Revenues. Our revenues increased $278,066, or 38.1% to $1,007,288 during the three months ended September 30, 2001 from $729,222 during three months ended September 30, 2000. The increase in revenue from 2000 was due to increased volume of medical waste processed.

         Cost of Revenues. Our cost of revenues increased $180,466 or 26.4% to $863,293 during the three months ended September 30, 2001 from $682,827 during three months ended September 30, 2000. The increase was primarily due to higher container costs resulting from increased volume of waste processed and higher transportation and waste disposal costs related to UTMB incinerator down-time.

         Selling, general and administrative expenses. Our selling, general and administrative expenses increased $93,461, or 42.9% to $311,457 during the three months ended September 30, 2001 from $217,996 during three months ended
September 30, 2000. The increase was attributable to an approximately equal increase in EMSI selling, general and administrative expenses and the expenses of the parent company.

         Depreciation and Amortization. Depreciation and amortization declined by $51,992 or 62.5% to $31,223 for the three months ended September 30, 2001 from $83,215 for the three months ended September 30, 2000. The decrease was due primarily to reduced amortization expense related to the UTMB service contract that expired on December 8, 2000 and to several EMSI assets that became fully depreciated.

         Interest expense. Our interest expense decreased $641, or 1.8% to $34,885 during three months ended September 30, 2001 from $35,526 during the three months ended September 30, 2000. Interest expense for EMSI increased $8,024 during the period. However, our interest expense for MSI declined as a result of our converting debentures and preferred stock during early 2000 and extinguishing a $1,000,000 note payable to a shareholder in July of 2000.

         Extraordinary item-loss from extinguishment of debt. In 2001, as an inducement to certain of our employees who had taken accrued salaries instead of cash and to our president who had made cash advances to the Company from time to time, we allowed those persons to convert such salaries and advances receivable by them into our Common Stock at a conversion rate of $0.75 per share and recorded $17,543 as debt extinguishment expense during the three months ended September 30, 2001. There was no comparable charge for the three months ended September 30, 2000. In July 2000, we induced the shareholder holding a $1,000,000 note payable from us to extinguish our debt to him in exchange for 1,850,000 shares of our Common Stock. This transaction, while important to our prospects since our shareholders' deficiency was thereby reduced, nevertheless, resulted in a charge to expense in the three months ended September 30, 2000.

         Net loss. Net losses were $249,835 during three months ended September 30, 2001 compared to $1,138,146 during the three months ended September 30, 2000. The reduced loss in 2001 was primarily due to the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

         The following factors raise substantial doubt about the Company's ability to continue as a going concern. As indicated by the accompanying consolidated financial statements, MSI incurred consolidated net losses of $3,511,771, $2,473,923 and $1,184,196 for the years ended December 31, 1999 and
2000 and the nine months ended September 30, 2001, respectively. Additionally, MSI has significant deficits in both working capital and stockholders' equity at December 31, 2000 and September 30, 2001. Further, as noted previously, MSI has not made sales of the Enviroclean(R) System to customers other than affiliated entities during its existence and is delinquent in paying its payroll taxes to the IRS.

         Historically, cash flow deficits have been funded by stockholders of the Company. However, the stockholders are under no specific funding obligation. As a means of providing working capital and funding for a proposed offering, management has offered on a private placement basis up to $1,250,000 of Common Stock. There is no assurance that this funding effort, or the proposed financing will occur or be successful.

YEAR 2000 COMPARED TO 1999

         At December 31, 2000, our working capital deficit was $(2,790,871) compared to a working capital deficit of $(1,991,983) at December 31, 1999. The increase in working capital deficit was primarily due to increases in accounts payable and accrued liabilities and a significant increase in the current maturities of long-term obligations resulting from our classifying at December 31, 2000 all of our bank debt as current.

         Net cash used in operating activities was $(372,018) during the year ended December 31, 2000 compared to $(835,464) for the year ended December 31, 1999. This decrease primarily reflects a lower loss in 2000 and an increase in accounts payable and accrued liabilities.

         Net cash provided by (used in) investing activities for the year ended December 31, 2000, was $26,155 compared to $(49,908) for the year ended December 31, 1999. The change is primarily attributable to decreases in investment in an affiliate, property additions and in patents and permits.

         Net cash provided by financing activities was $518,230 during the year ended December 31, 2000, compared to $967,767 for the year ended December 31, 1999. Proceeds from the sale of Common Stock increased approximately $325,000; however, we received no proceeds from borrowings during the year 2000 compared to total borrowings and preferred stock sales of $484,828 during 1999. Payments on long-term obligations doubled in 2000 to $89,043 from 1999. Contributing to the decrease in 2000 was a payment to LBCG of $250,000 toward the administrative costs of a proposed offering of high yield bonds and equity securities.

         The net cash increase for the year ended December 31, 2000 was $172,367 compared to $82,395 for the year ended December 31, 1999, and is comprised of the items discussed above.

         At December 31, 2000, our long term obligations were $813,305, including notes payable to shareholders of $116,667, bank debt of $458,072, installment notes of $138,566 and deferred engineering and design costs of $100,000. On July 31, 2000, we exchanged a note payable to our single largest shareholder for 1,850,000 shares of our Common Stock. In connection with this exchange a new note in the amount of $116,667 was issued for the interest which had accrued until the date of conversion. The note, due July 31, 2002, bears interest at 10% per annum and is collaterized by certain future royalties, if any, from the sale of the EnviroClean(R) Systems and the related patented technology and by all other tangible and intangible assets of the Company. (See Footnotes 7, 8 and 14 to the accompanying Financial Statements.)

         Of our bank debt $304,419 at December 31, 2000, is secured by a first lien on EMSI's Garland, Texas facility, and bears interest at a variable rate based on the national prime rate, plus 0.5% as published in the Wall Street Journal. The note is payable in minimum monthly installments of principal and interest totaling $3,910, matures in July 2011, and is guaranteed by Mr. Matthew Fleeger, our President and Chief Executive Officer.

         As of December 31, 2000, we also owed $153,653 to a bank, which debt is collaterized by the EnviroClean(R) System located at the Garland, Texas facility. The note bears interest at a rate of 10% per annum, is payable in monthly installments of principal and interest totaling $4,315 through July 2004, and is guaranteed by Mr. Fleeger.

         We have occasionally been in arrears on both of the bank notes. To date, the banks have not exercised their rights of recourse, or sought other remedies against us. We do not believe that the banks will demand payment in full due to these past instances of default. However, we have classified the entire amount payable to the banks as a current liability in the December 31, 2000 balance sheet.

         We are also obligated under various installment notes payable to the purchase of equipment. The notes, which bear interest at rates ranging from 8.15% to 12.15% are due at various dates through January 2006, and are payable in monthly installments of approximately $2,250. The notes are collateralized by the equipment acquired.

         We have two series of convertible debentures outstanding totaling $60,135 at December 31, 2000, compared with $95,135 at December 31, 1999. The Company has permitted the holders of the debentures to convert such amounts into our Common Stock. We have not made any cash payments for interest or principal on these debentures in 1999 or 2000.

SEPTEMBER 30, 2001 COMPARED TO DECEMBER 31, 2000

         At September 30, 2001, our working capital deficit was $(2,539,653) compared to a working capital deficit of $(2,790,871) at December 31, 2000. The decrease in working capital deficit was primarily due to an increase in accounts receivable and prepaid insurance and a decrease in accounts payable IMCO resulting from converting that payable into our Common Stock offset by a reduction in cash and supplies inventory and classifying the note payable to stockholder as a current liability.

SEPTEMBER 30, 2001 COMPARED TO SEPTEMBER 30, 2000

         Net Cash. Net cash used in operating activities was $(598,689) during the nine months ended September 30, 2001 compared to $(187,142) during the nine months ended September 30, 2000. The greater use of cash reflects a decreased net loss offset by reduced non cash expenses related to depreciation, debt extinguishment loss and debt conversion expense, increases in accounts receivable and prepaid expenses offset by increases in accounts payable and accrued liabilities and our bank overdraft.

         Net cash used in investing activities during the nine months ended September 30, 2001, was $21,680 attributable to property additions compared to $4,716 during the nine months ended September 30, 2000.

         Net cash provided by financing activities was $364,304 during the nine months ended September 30, 2001, compared to $480,121 during the nine months ended September 30, 2000. Proceeds from the sale of Common Stock were lower by $78,187, offset partially by an increase in a note payable to a stockholder of $55,000. Payments on long-term obligations increased in 2001 to $77,594 from $61,475 during the nine months ended September 30, 2000. Contributing to the decrease in 2001 were payments to LBCG of $50,000 toward the administrative costs of a proposed offering of high yield bonds and equity securities.

         The net cash decrease during the nine months ended September 30, 2001 was $256,065 compared to an increase of $288,263 during the nine months ended September 30, 2000, and is comprised of the items discussed above.

SOURCE OF FUNDS FOR OPERATIONS AND CAPITAL EXPENDITURES

         We do not believe our existing cash position and cash flow from operations will enable us to satisfy our current cash requirements. We will be required to obtain additional financing to implement our business plan. Historically, we have met our cash requirements from a combination of revenues from operations (which by themselves have been insufficient to meet such requirements), shareholder loans and proceeds from the sale of our debt and equity securities. In addition to the funding anticipated by the LBCG Agreement, we are exploring a variety of financing alternatives in order to fund implementation of our business plan. Other than the LBCG Agreement, there are no present financing arrangements which have been entered into by the Company. (See Future Funding Agreement with Lilly Beter Capital Group, Ltd.) We presently intend to raise additional capital through public or private sales of equity and/or debt.

RESEARCH AND DEVELOPMENT

         Research and Development costs are expensed as incurred. Substantially all research and development activities were discontinued in 1999, and we have disbanded our technical staff.

TRENDS  AND  EVENTS  OR  UNCERTAINTIES  THAT ARE  LIKELY  TO HAVE AN  IMPACT  ON
LIQUIDITY

         Our principal source of liquidity is collections on accounts receivable from waste management service revenue, from sales of our Common Stock through private offerings to certain individuals, primarily existing shareholders, and from loans and advances from certain stockholders. Unaudited revenues during the period January through September of 2001 were approximately $76,000 per month higher than the monthly average revenue for all of the year 2000. The principal use of liquidity is for the payments of obligations for labor, material and expenses, debt and lease obligations, federal payroll withholding taxes in arrears (consisting of the third and fourth quarters of 2000 and the second, third and fourth quarters of 2001 and January 2002 in the approximate amount of approximately $350,000 for which payment terms have not yet been negotiated with the Internal Revenue Service) to carry out our waste management services. The UTMB system did not operate for much of 2001, causing increased transportation costs and alternative waste processing costs and resulting in the continuation of significant operating losses and cash flow deficiencies. Should this trend continue, it is unlikely that we will be able to continue operations without substantial liquidity infusion.

         On June 8, 2001, the Supreme Court of North Carolina affirmed a judgement against us for approximately $355,000. We posted a surety bond in this amount. The judgment has been satisfied by the bond and a payment by us on December 3, 2001 for accrued interest in the amount of $48,255. The bonding company has seized a letter of credit, secured by a certificate of deposit, in the amount of $100,000 posted in connection with the bond by Matthew Fleeger, our President and Chief Executive Officer, and in addition seized 63,450 shares of our Common Stock which had been tendered by the plaintiffs as part of the lawsuit. The bonding company has filed a lawsuit against us claiming damages in the amount of $254,708.17 plus interest and attorneys' fees, as among other things, indemnification for payments it made to plaintiffs on the bond. We have responded by alleging, among other things, accord and satisfaction. (See Legal Proceedings) Further, in connection with the proposed debt and equity offerings and the proposed services of LBCG, we may be obligated to fund an additional $500,000 toward the administrative expenses of the offerings exclusive of audit and accounting fees.

MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURES (CHEM-CLAV)

         We have no commitments for capital expenditures. However, we are currently in discussion with STI for the purchase of one of its Chem-Clav Systems. We have made a refundable deposit of $5,000 for one Chem-Clav System at a cost of approximately $450,000. STI has advised us that each Chem-Clav System can process 1,000 lbs. of waste per hour. We intend to place this system or another state approved alternative technology at our Garland, Texas facility.

         If the LBCG financing arrangements are consummated, the proceeds from such will meet any anticipated capital expenditures for the next twelve months. With respect to the Chem-Clav Systems, we are presently negotiating with (but have no agreements with) both a shareholder and a customer to fund such purchases. If we do not obtain additional sources of financing, we may not, and probably will not, have sufficient capital resources to purchase the Chem-Clav System.

EVENTS SUBSEQUENT TO DECEMBER 31, 2000

         During most of the months of January through May 2001, all of December 2001 and most of January 2002, the waste incineration facility at UTMB in Galveston, Texas was not functioning. As a result, we were required to discontinue incineration activities at the facility while appropriate repairs were being performed. UTMB restored functionality as of May 31, 2001 and February 8, 2002. In the intervening period, we made arrangements for waste disposal with alternative vendors. Such alternative waste disposal operations and the related transportation expenses have resulted in significant additional costs to EMSI during these periods.

         On June 15, 2001, we entered into an agreement with IMCO pursuant to which IMCO agreed to convert a debt owed by us to IMCO in the amount of approximately $600,000 into approximately 480,000 shares of our Common Stock. We converted that payable to IMCO into our common shares in June 2001. In addition, IMCO agreed that with respect to any EnviroClean(R) Systems sold by IMCO to the Kingdom of Saudi Arabia, we will receive a set fee of $25,000 per unit sold. Pursuant to the agreement with IMCO, the economic effect will be that we will not receive any fees in cash unless the fees due us on Units sold by IMCO exceeds approximately $900,000.

         On May 31, 2001, our board of directors authorized three officers and stockholders who had accrued salaries and loans (totaling $452,555 at September 14, 2001), to convert, at their option, their indebtedness from the Company into shares of Common Stock at the rate of $0.75 per share. Since the conversion rate was less than the market value for the Common Stock, we attributed a value to the beneficial conversion feature of approximately $150,852 during the second and third quarters of 2001. We also adjusted in May 2001 the conversion rate at which our largest shareholder is able to exchange his note payable from the Company into our Common Stock from a per share price of $1.50 to $1.25 and pledged as additional collateral on the note all of the tangible and intangible assets of the Company. In connection with such adjustment, we charged additional debt conversion expense of $19,500 in the second quarter of 2001. Our largest shareholder loaned the Company an additional $55,000 since May 2001.

         On May 1, 2001, our board of directors approved, in principal, effective January 1, 2001, an employment agreement between us and Mr. Fleeger. The agreement has not yet been reduced to a written contract. The material terms of the agreement include: (i) a five year term; (ii) a minimum compensation of $180,000 yearly with a yearly cost of living increase of 6% or an amount equal to the highest paid employee as a result of any acquisition; (iii) that Mr. Fleeger will remain Chief Executive Officer and President; (iv) that a severance package will include the compensation of any remaining term of the agreement;
(v) an annual stock or cash bonus based upon EBITDA formula to be developed and approved by LBCG; (vi) a bonus for the year 2000 of 125,000 shares of Common Stock and the option to convert any loans made by him and/or accrued compensation at a price of $.75 per share; and (vii) a formal written agreement will be prepared by our counsel.

         On May 1, 2001, our board of directors approved, in principal, effective January 1, 2001, an employment agreement between the Company and Mr. Hicks. The agreement has not yet been reduced to a written contract. The material terms of the agreement include: (i) a five year term; (ii) a minimum compensation of $96,000 yearly with a yearly cost of living increase of 6% or an amount equal to the highest paid financial employee as a result of any acquisition; (iii) that Mr. Hicks will remain the Chief Financial Officer, (iv) that a severance package will include the compensation of any remaining term of the agreement; (v) an annual stock or cash bonus based upon EBITDA formula to be developed and approved by LBCG; (vi) a bonus for the year 2000 of 30,000 shares of Common Stock and the option to convert his accrued compensation at a price of $.75 per share; and (vii) a formal written agreement will be prepared by our counsel.

         During April 2001, we made a refundable deposit of $5,000.00 to Sterile Technologies Industries, Inc., in order to purchase one of its Chem-Clav Sterilization Systems (costing approximately $450,000), a safe process which renders waste sterile, unrecognizable and unusable.

         On May 2, 2001, our shareholders improved the increase in authorized preferred shares to 100,000,000. In addition, our shareholders authorized our board of directors to determine, in its sole discretion, the advisability of a reverse split of the Common Stock originally authorized in 1999 and to rescind it if necessary.

         On October 30, 2001, the financing agreement between us and LBCG expired. Although LBCG has presented a proposal for a new financing agreement, we have not yet agreed to that proposal and there is no firm commitment or guarantee by LBCG to provide financing.

         At the end of January 2002, the amount of payroll tax deficiency to the Internal Revenue Service was approximately $350,000. No plan of payment has been negotiated with the Internal Revenue Service, although we are currently in the process of submitting an Offer in Compromise to settle the matter.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." SFAS No. 133 establishes accounting and reporting and consistent standards for the recognition and measurement of derivative and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999 the FASB issued SFAS No. 137, which deferred the effective date of SFAS Statement No. 133, and in June 2000 the FASB issued SFAS No. 138 which amended SFAS No. 133. The SFAS became effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. We do not expect that the adoption of this standard will have a material impact on our financial position and result of operations.

         In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, Revenue Recognition ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provide guidance on disclosure relating to revenue recognition policies. We believe that we currently comply with SAB 101.

         In July 2001, the FASB issued SFAS No. 141, "Business Combinations," which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In addition, SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill. The provisions of SFAS 141 were adopted as of July 1, 2001. The adoption of SFAS 141 has not changed the method of accounting used in previous business combinations, initiated prior to July 1, 2001.

         In July 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. Certain provisions are also to be applied to acquisitions initiated subsequent to June 30, 2001. SFAS 142 requires, among other things, the discontinuance of amortization relating to goodwill and the indefinite lived intangible assets. These assets will then be subject to impairment tests at least annually. In addition, SFAS 142 includes provisions regarding the reclassification of certain existing recognized intangibles, such as goodwill, reassessment of the useful lives of existing recognized intangibles and reclassification of certain intangibles out of previously reported goodwill. SFAS 142 should have no effective on our result of operations.

         In October 2001, the FASB issued SFAS No. 144, "Accounting For The Impairment Or Disposal Of Long-Lived Assets," which requires, among other things, that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continued operations or in discontinued operations. SFAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operational and for financially reporting purposes, from the rest of the entity. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. We are evaluating the effect of SFAS on the company's result of operations and financial position.

ITEM 3.  DESCRIPTION OF PROPERTY.

         We lease approximately 6,800 square feet of administrative office space at 12750 Merit Drive-Park Central VII, Suite 770, Dallas, Texas 75251. The lease expires on October 31, 2005. The rent is $9,626.25 per month from November 1,

2001 through October 31, 2002, $10,192.50 per month from November 1, 2002 through October 31, 2003, $10,758.75 per month from November 1, 2003 through October 31, 2004, and $11,375.00 a month from November 1, 2004 through October 31, 2005.

         We own the Garland, Texas facility which consists of real property, building and improvements, furniture and equipment. The EnviroClean(R) System in Garland, Texas has been idle since approximately June 1998. We estimate the cost of required upgrades and retesting the system to restore the equipment's functionality to be approximately $300,000. Our Garland facility is 17,450 square feet of space, (2,450 square feet is office space and 15,000 square feet is warehouse space) and is located on approximately three acres of land. The building is approximately 30 years old and was extensively remodeled in 1996 at a cost of more than $500,000 to upgrade the facility to accommodate the EnviroClean(R) System and to showcase its operation for sales and marketing purposes. Since the EnviroClean(R) System has been idle for approximately three years and the Garland facility is used solely as a transfer station; we provided an allowance to writedown to -0- the undepreciated cost of the EnviroClean(R) System and the Garland building improvements at December 31, 1999.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of September 30, 2001 by:
(i) each person known to us to own more than five percent of any class of our voting securities; (ii) each of our directors and executive officers; and (iii) all our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                                                SHARES BENEFICIALLY OWNED(1)

    NAME AND ADDRESS OF BENEFICIAL OWNER   NUMBER OF SHARES          PERCENT
                                           BENEFICIALLY OWNED        OF CLASS(2)
Matthew H. Fleeger                              1,041,817(3)              7.0%
    12750 Merit Drive -Park Central VII
    Suite 770
    Dallas, Texas  75251
Mark Altenau, M.D.                              2,714,233(4)             17.9%
    12750 Merit Drive -Park Central VII
    Suite 770
    Dallas, Texas  75251
Beverly Fleeger                                   600,000                 4.0%
    12750 Merit Drive -Park Central VII
    Suite 770
    Dallas, Texas  75251
Don McAfee, M.D.                                  201,229                 1.3%
    12750 Merit Drive -Park Central VII
    Suite 770
    Dallas, Texas  75251
Sam Hicks                                         144,791                 1.0%
    12750 Merit Drive -Park Central VII
    Suite 770
    Dallas, Texas  75251
Charles Crochet                                     5,140                   --
    12750 Merit Drive -Park Central VII
    Suite 770
    Dallas, Texas  75251

Lilly Beter                                              --                 --
    3925 Excelsior Blvd, Suite 500
    Minneapolis, Minnesota  55416
Ron Michael, M.D.                                    779,364              5.2%
    12750 Merit Drive -Park Central VII
    Suite 770
    Dallas, Texas  75251
All Directors and Executive
Officers as a Group (7 persons)                    4,707,210             31.2%

(1) Pursuant to Rule 13d-3 under the Exchange Act of 1934, as amended, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise, has or shares voting power and/or investment power as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment control within 60 days. The number of shares shown includes outstanding shares owned as of September 30, 2001, by the person indicated and shares underlying warrants, options and/or convertible debt and accrued interest thereon owned by such person on September 30, 2001, that were exercisable within 60 days of that date.

(2) Applicable percentage ownership is based on 14,989,126 voting shares of Common Stock outstanding on September 30, 2001.

(3) Includes 62,078 shares owed by Preston Harris Interests, Inc., a Texas corporation, of which Mr. Fleeger is the president and majority shareholder.

(4) Includes 149,322 shares of Common Stock underlying convertible debt and accrued interest thereon at September 30, 2001. (See Agreement with Largest Shareholder)

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Members of our board of directors serve until the next annual meeting of our shareholders or until their successor has been duly elected and qualified. Our Officers are elected at the Directors meeting after each annual shareholders meeting and serve at the pleasure of our board of directors. Our last annual meeting was held on May 2, 2001 for the fiscal year ended 2000. We anticipate holding our next annual meeting in May, 2002.

The following  persons  comprise the  directors  and  executive  officers of the
Company:

                             Director/Officer
Name and Age                 Since              Position(s) Held
--------------------------   ----------------   ----------------------------
Matthew H. Fleeger (38)      1993               President,   Chief     Executive
                                                Officer  and  Chairman  of  the
                                                Board of Directorsof the Company
Sam Hicks, C.P.A. (61)       1998               Director; Senior Vice President;
                                                Chief  Financial Officer
Mark M. Altenau, M.D. (60)   1994               Director
Donald McAfee (50)           2001               Director
Charles Crochet (42)         2001               Director
Lilly Beter (67)             2001               Director

Beverly L. Fleeger (67)      1993               Vice   President  and  Corporate
                                                Secretary
Lonn J. Smallwood (48)       2001               Vice     President,     Investor
                                                Relations
Robert Centeno (40)          2001               Vice   President,    Sales   and
                                                Marketing

Matthew H.  Fleeger,  Chairman  of the  Board,  President,  and Chief  Executive
--------------------------------------------------------------------------------
Officer
-------

         Mr. Fleeger is a founder of the Company and serves as its President, Chairman of the board of directors and Chief Executive Officer. Mr. Fleeger graduated from Southern Methodist University in 1985, receiving a Bachelors degree in business with an emphasis in finance and marketing. He has also been selected as a member of International Who's Who of Business Professionals.

         Mr. Fleeger has a background in finance, marketing and sales with several years of experience in the oil and gas industry. From 1985 to 1990 he served as the President of Gulf Coast Western, Inc., a family owned oil and gas exploration business.

         From 1990 to 1993, Mr. Fleeger served as a Vice President of Kinlaw Oil Company, a large Dallas/Fort Worth, Texas-based petroleum company. From 1999 to 2000, Mr. Fleeger served as a director of Palm Beach Tan, Inc., the largest chain of indoor tanning salons in the United States. Mr. Fleeger has experience in corporate structuring, mergers and acquisitions, joint ventures and a variety of equity and debt private placement vehicles used to fund the working and expansion capital needs of small developmental and growth companies. Mr. Fleeger is the son of Beverly L. Fleeger, the Company's Vice President and corporate Secretary.

Sam Hicks, C.P.A. - Director; Senior Vice President and Chief Financial Officer
-------------------------------------------------------------------------------

         Mr. Hicks, a member of the board of directors, manages the accounting/finance departments of the Company and its operating divisions, and is the Company's Chief Financial Officer. Mr. Hicks received his BS in Business Administration from Creighton University in 1962 and holds CPA certificates from the states of Nebraska and Texas. He is a member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants.

         His previous career includes over 20 years of domestic and international experience with sixteen of those years as a partner of Ernst & Young LLP, a big-five accounting and consulting firm. From 1996 until joining the Company in 1998, Mr. Hicks served as Director of Financial Reporting for HealthCor Holdings, Inc. a large, publicly-held home healthcare organization in Dallas. Mr. Hicks oversees all financial aspects of the Company's development, including the responsibility for staffing the divisions with financial personnel.

Mark M. Altenau, M.D., Director
-------------------------------

         Dr. Altenau, a member of the board of directors since 1994, is an otolaryngologist in Dallas, Texas where he has been in private practice for over 20 years. He has been a significant shareholder of the Company since March of 1994. Dr. Altenau received his undergraduate degree from the University of Cincinnati and his graduate degree from University of Cincinnati Medical School.

Donald D. McAfee, M.D., Director
--------------------------------

         Dr. McAfee, a member of the board of directors since May 2, 2001, is a cardiologist in Bellingham, Washington where he has been in practice for over 20 years. He is on the Governing Board of St. Joseph's Hospital and Mt. Baker Kidney Center. He is the former Chief of Staff of St. Joseph's Hospital in Bellingham.

Charles Crochet - Director
--------------------------

         Mr. Crochet, a member of the board of directors of the Company since May 2, 2001, has served as a member of the board of directors, President and Chief Executive Officer of 3CI Complete Compliance Corporation, the third largest medical waste management company in the United States, from 1994 until 2000. Mr. Crochet has over 20 years management experience in the environmental sector. He founded, permitted, designed and implemented multiple collection and treatment operations throughout the southern United States for the safe disposal of regulated medical waste. Mr. Crochet is presently employed as a senior executive with a private environmental service company. Mr. Crochet graduated from the University of Louisiana with a degree in Business Management. He is a member of various organizations and holds several industry related certifications.

Lilly Beter - Director
----------------------

         Ms. Beter has been a member of the board of directors since May 2, 2001. For at least the past five years, and until her retirement in June 1999, Ms. Beter served as President of Lilly Beter Capital Group, Ltd., a financial advisory firm with offices in Washington, D. C., New York, California, Florida, Minnesota, Illinois, Gibraltar and the Turks and Caicos Islands (British West Indies), until her retirement in June of 1999. Ms. Beter is no longer an officer or employee of Lilly Beter Capital Group, Ltd. and holds no economic interest in the firm. Ms. Beter is a member of the American League of Lobbyists and the American Arbitration Association. She currently sits on the board of directors of New Visual Entertainment, Inc., SATX, Inc. and USIP.com, each a public company.

Beverly L. Fleeger, Vice President-Corporate Secretary
------------------------------------------------------

         Ms. Fleeger has worked for the Company since its inception in 1993. Prior to joining the Company, Ms. Fleeger had over 30 years of business organization and administrative experience. For 17 years, Ms. Fleeger managed the offices of a family owned oil and gas production company. In 1978, Ms. Fleeger formed Bevco, Int'l., an international search firm specializing in mid-to-top management personnel for major mining and oil exploration companies. Ms. Fleeger graduated from a New Mexico Business College and received her BA from the University of Texas at Dallas. Ms. Fleeger is the mother of our President, Matthew Fleeger.

Hector Diaz, Vice President/EnviroClean Management Services, Inc.
-----------------------------------------------------------------

         Mr. Diaz serves as the Vice President of EMSI, a subsidiary of the Company. Mr. Diaz is responsible for all EMSI operations including the UTMB facility, the Garland, Texas facility, and all North and South Texas transportation issues. Mr. Diaz has over 12 years experience in the management and operation of biomedical waste treatment facilities. He has managed the UTMB facility since 1995. Prior to joining the Company, Mr. Diaz was with Safe Way Disposal in Middletown, Connecticut for eight years where he rose from incinerator operator to Director of Operations. Safe Way Disposal was one of the largest medical waste management companies in the Northeast prior to their acquisition by Stericycle.

Robert Centeno - Vice President, Sales and Marketing
----------------------------------------------------

         Mr. Centeno attended Mount San Antonio College in Los Angeles, California and went directly into inside sales for a large corporation in Los Angeles. He has over twenty years of experience in operations, sales, sales management, consulting and business development. In 1987 Mr. Centeno moved to

Dallas where he owned and operated the Dallas Hair Club for Men. He sold that business in 1999 and bought the first franchise offering of the Great Outdoors Sub Shops. Mr. Centeno negotiated franchise sales in several new Texas markets outside of Dallas for Great Outdoors Franchise, Inc. prior to selling his share to his partner.

Lonn J. Smallwood - Vice President , Investor Relations
-------------------------------------------------------

         Mr. Smallwood began his association with the Company in 1994. He was instrumental in the initial development of the Company and Enviroclean
Management Services, Inc. Mr. Smallwood has twenty years of experience in the securities industry and contributes strategic planning, marketing and development experience to the Company. In addition to his position as President and Registered General Securities Principal of a NASD broker/dealer, Mr. Smallwood previously represented investment banking and registered investment advisory firms, regional NASD broker/dealers and has been national sales manager and regional director for national mutual fund companies. Mr. Smallwood currently holds his Series 7 and 24 securities licenses.

Litigation
----------

         By letter dated November 5, 2001, Mr. Fleeger was notified by the Clark County, Nevada District Attorney's Office that a complaint had been filed against him at the request of the Las Vegas Hilton (the "Hilton"). The complaint results from claims made by the Hilton in 1997 and 1998 alleging that Mr. Fleeger owed the hotel for debts incurred as a result of markers signed but not paid. In 1999, Caesar's Tahoe and Caesar's Palace in Las Vegas (collectively, "Caesar's") and the Rio Suites Hotel and Casino in Las Vegas (the "Rio") made similar claims. The Caesar's claims resulted in the filing of complaints in Clark and Douglas Counties, Nevada against Mr. Fleeger, which actions were stayed pending resolution of a civil action filed by Mr. Fleeger against the hotels regarding the alleged debts. The civil action filed in federal court alleged that the markers were credit instruments and that the Casino defendants violated the Fair Debt Collection Practices Act in their method of pursuing collection. The civil matter was resolved with the federal court ruling that the Nevada State law prevailed and that the Fair Debt Collections Practices Act did not apply.

         The action filed in November 2001 is styled State of Nevada v. Matthew Harris Fleeger, Case No. 01F17876X, Justice Court, Las Vegas Township, Clark County, Nevada. The case filed in 1999 is styled State of Nevada v. Matthew Harris Fleeger, Case No. 99 F07364X, Justice Court, Las Vegas Township, Clark County, Nevada. The two cases essentially allege that Mr. Fleeger, by executing markers which were not paid, issued checks which were not paid, in violation of Nevada law. In September 1999, Mr. Fleeger and the Hilton entered into a settlement agreement regarding the alleged debt owed to the Hilton pursuant to which payments were made on the obligation. In view of the settlement agreement, it is Mr. Fleeger's position that the Hilton has waived claims of violations of Nevada law and converted such claims into simple debt claims in addition to violating the Fair Debt Collection Practices Act.

         Mr.  Fleeger has paid the Rio and those  charges  have been  dismissed.
With respect to the claims of Caesar's, Mr. Fleeger has entered into an agreement in principle with the Douglas County District Attorney's office which, if finalized, will result in a plea of no contest to a misdemeanor that will be dismissed upon payment of the amounts allegedly owed to Caesar's Tahoe. Mr. Fleeger is in negotiations with the Clark County District Attorney's office regarding a similar arrangement with respect to the Caesar's Palace in Las Vegas. The agreements have not yet been reduced to writing or executed.


ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth the aggregate cash compensation paid by the Company in the three most recent fiscal years ended December 31, 2001 to each of its most highly compensated officers of the Company.


                           SUMMARY COMPENSATION TABLE
                               ANNUAL COMPENSATION
                           --------------------------

                                                                  OTHER ANNUAL   ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR   SALARY(1)   BONUS(2)   COMPENSATION   COMPENSATION(3)
                                    ----   ---------   --------   ------------   ---------------

MATTHEW H. FLEEGER...........       2001    $180,000               $194,657(3)         $5,534(4)
   Chairman of the Board,           2000    $120,000   $125,000        --              $1,645(4)
President and Chief                 1999    $120,000       --      $145,250(3)         $4,936(4)
   Executive Officer

SAM HICKS....................       2001     $94,661       --       $18,926(3)           --
   Senior Vice President, Chief     2000     $85,000    $30,000        --                --
   Accounting Officer, and          1999     $84,792       --       $18,750(3)           --
   Chief Financial Officer

BEVERLY L. FLEEGER...........       2001     $61,539       --        $8,174(3)         $6,582(5)
   Vice President, Director,        2000     $55,000    $40,000        --              $6,582(5)
   and Treasurer                    1999     $55,000       --      $125,000(3)         $5,805(5)

------------------------------------------------------------------------------------------------

          (1)  Salary  includes  accrued  but  unpaid  salaries  in each year as follows:
                     Matthew H. Fleeger -2000 - $111,500; 1999 - $73,250; 1998 -
                     $5,000
                     Sam Hicks -2000 -  $17,000; 1999 - $30,958
                     Beverly L. Fleeger -2000 -
                     $8,250; 1999 - $17,990

          (2) Bonuses of up to 250,000 shares of Common Stock were awarded by the board of directors for the year 2000 and charged to expense at the rate of $1 per share. Specific awards were approved by the board of directors on May 1, 2001. Mr. Hicks was awarded 5,000 shares of Common Stock at his date of employment in 1998.

          (3) During 2001, the foregoing named officers were authorized to convert their accrued salaries and loans into common stock of the Company at a conversion rate of $0.75 per share:


                      Accrued               Total       Number of   Compensation
Name of Officer       Salary     Loans      Converted   Shares      Element
---------------       ------     -----      ---------   ---------   ------------
Matthew H. Fleeger    $321,250   $262,721   $583,971    778,628     $194,657
------------------
Sam Hicks             $ 56,779       --     $ 56,779     75,706     $ 18,926
---------
Beverly L. Fleeger    $ 24,522       --     $ 24,522     32,695     $  8,174
------------------

The compensation element ($0.25 per share) was charged to debt extinguishment expense in 2001.

         During 1999, the foregoing named officers were authorized to exercise their stock options without payment, except for Matthew Fleeger who exchanged certain advances receivable and wages receivable amounting to $94,750 for a portion of his option price. Mr. Fleeger's shares include 10,000 shares issued by the Company as consideration for his guarantee of certain corporate obligations.

         (4) Represents payments on a club membership for Matthew Fleeger used for Company purposes.

         (5) Represents payments on automobile driven by Ms. Fleeger used for Company purposes.

         Non-employee directors receive no compensation for attendance at meetings of the board of directors. The Company pays for each non-employee Directors ordinary and necessary travel expenses incurred in attending such meetings.

         There are currently no Long-Term Compensation programs in effect for officers or directors. However, a Long-Term Compensation program for Messrs. Fleeger and Hicks has been approved by the board of directors subject to final drafting and approval. Salaries of $180,000 and $96,000, plus a 6% annual cost of living increase, per annum commencing January 1, 2001 for Messrs. Fleeger and Hicks, respectively have been approved. Details of a bonus program for these individuals based on a formula recognizing increases in earnings before interest, taxes, depreciation and amortization have yet to be formally adopted by the board of directors and are subject to the approval of LBCG.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We incur certain general and administrative expenses jointly with other related parties. Such costs are allocated amongst us and our affiliates based on the specific entity incurring the expense, square footage utilization on shared facilities, estimated utilization of other relevant products and services, or the human resources dedicated to each respective entity.

         We have certain payable balances with our shareholders and officers. At December 31, 2000 and September 30, 2001, our payables to shareholders and officers amounted to $388,470 and $203,045 respectively. The amounts payable to Dr. Mark Alteneau at December 31, 2000 and September 30, 2001 were $121,528 and $186,653 respectively, to Mr. Fleeger were $217,535 and $14,881 respectively, to Mr. Sam Hicks were $31,167 and $1,167 respectively and to Ms. Beverly Fleeger were $17,990 and $314 respectively.

SHAREHOLDER LOCK-UP AGREEMENT

         Shareholders owning approximately 80% of our Common Stock (including, to some extent our largest shareholder (See Agreement With Largest Shareholder)) have entered into an agreement with us by which the shareholders agreed to place certain restrictions on their right to sell shares of our Common Stock owned by them (the "Lock-Up Agreement"). Essentially, the shareholders who signed the agreement (the "Restricted Shareholders") agreed to the following: (i) after the expiration of one year from the effective date, 20% of the shares of Common Stock owned by the Restricted Shareholder will no longer be subject to the Lock-Up Agreement; (ii) after the expiration of 90 days following the completion of one year from the effective date, 40% of the shares of Common Stock owned by the Restricted Shareholder will no longer be subject to the Lock-Up Agreement;
(iii) after the expiration of 180 days following the completion of one year from the effective date, 60% of the shares of Common Stock owned by the Restricted Shareholder will no longer be subject to the Lock-Up Agreement; (iv) after expiration of 270 days following the completion of one year from the effective date, 80% of the shares of Common Stock owned by the Restricted Shareholder will no longer be subject to the Lock-Up Agreement; and (v) after expiration of two years from the effective date, 100% of the shares of Common Stock owned by the Restricted Shareholder will no longer be subject to the Lock-Up Agreement. The restrictions do not apply to (i) a bona fide gift made by the Restricted


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

Shareholder, provided that the donee of the shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock agree in writing to be bound by the terms of the Lock-Up Agreement prior to the gift; (ii) a distribution to partners or shareholders of the Restricted Shareholder (and to any direct or indirect partner or shareholder thereof), provided that the ultimate distributees of the shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock agree in writing to be bound by the terms of the Lock-Up Agreement prior to the distribution; and (iii) transfers, without consideration, of shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock to family members or to one or more trusts established for the benefit of one or more family members, provided that the transferee agree in writing to be bound by the terms of the Lock-Up Agreement prior to the transfer. In addition, seven shareholders, owning an additional 10% of our Common Stock have agreed to a lock-up agreement similar, but not identical, to the one referred to above. On December 18, 2001, the board of directors voted to extend the effective date of the Lock-Up Agreement from the date of the Agreement to the date upon which a Form 15c2-11 to be filed by the Company's market maker(s), if any, is accepted by the Nasdaq Stock Market.

AGREEMENT WITH LARGEST SHAREHOLDER

         Effective July 31, 2000, Dr. Mark Altenau, our single largest shareholder of Common Stock agreed to convert a debt owed by us to him of $1,000,000 into 1,850,000 shares of Common Stock, thus essentially satisfying the debt. The conversion of the debt had the effect of reducing our liabilities by $1,000,000. As part of the agreement with Dr. Altenau, we agreed that Dr. Altenau would be free to sell (subject to applicable law) up to $1,500,000 worth of our Common Stock in the event LBCG executed the LBCG Agreement. Dr. Altenau has agreed to the Lock-Up Agreement subject to his right to sell up to $1,500,000 worth of Common Stock. As a result, regardless of the number of shareholders who agree to the Lock-Up Agreement, including Dr. Altenau, Dr. Altenau will have the right to sell shares of our Common Stock up to the amount of $1,500,000. If a public market does develop for our Common Stock, Dr. Altenau will have the right to sell shares of our Common Stock while other shareholders who agreed to the Lock-Up Agreement may be limited in their ability to sell. In addition, on July 31, 2000, Dr. Altenau exchanged the then accrued interest on the $1,000,000 note payable for a new note payable of $116,667, with a 10% per annum interest rate, due July 31, 2002. This note was amended and restated on July 31, 2001, with the same terms and conditions except that the new note payable is in the amount of $171,667.67. Dr. Altenau has the option to convert this debt into Common Stock of the corporation at a conversion rate of $1.25 per share.

EMPLOYMENT AGREEMENTS

         On May 1, 2001, our board of directors approved, in principal, effective January 1, 2001, an employment agreement between us and Mr. Fleeger. The agreement has not yet been reduced to a written contract. The material terms of the agreement include: (i) a five year term; (ii) a minimum compensation of $180,000 yearly with a yearly cost of living increase of 6% or an amount equal to the highest paid employee as a result of any acquisition; (iii) that Mr. Fleeger will remain Chief Executive Officer and President; (iv) that a severance package will include the compensation of any remaining term of the agreement;
(v) an annual stock or cash bonus based upon EBITDA formula to be developed and approved by LBCG; (vi) a bonus for the year 2000 of 125,000 shares of Common Stock and the option to convert any loans made by him and/or accrued compensation at a price of $.75 per share; and (vii) a formal written agreement will be prepared by our counsel.

         On May 1, 2001, our board of directors approved, in principal, effective January 1, 2001, an employment agreement between the Company and Mr. Hicks. The agreement has not yet been reduced to a written contract. The material terms of the agreement include: (i) a five year term; (ii) a minimum compensation of $96,000 yearly with a yearly cost of living increase of 6% or an amount equal to the highest paid financial employee as a result of any acquisition; (iii) that Mr. Hicks will remain the Chief Financial Officer, (iv) that a severance package will include the compensation of any remaining term of the agreement; (v) an annual stock or cash bonus based upon EBITDA formula to be developed and approved by LBCG; (vi) a bonus for the year 2000 of 30,000 shares of Common Stock and the option to convert his accrued compensation at a price of $.75 per share; and (vii) a formal written agreement will be prepared by our counsel.

CAMBRIDGE FINANCIAL CORPORATION

         Cambridge Financial Corporation ("Cambridge"), now a defunct corporation, was our placement agent. In connection with Cambridge's services as our placement agent, we paid Cambridge approximately $15,100 and $68,100 during the years ended December 31, 2000 and 1999, respectively, and $15,100 during the nine months ended September 30, 2000. No payments have been made since such date.

ITEM 8.  DESCRIPTION OF SECURITIES

CAPITAL STOCK

         We are incorporated in the State of Texas and are authorized to issue up to 100,000,000 shares of Common Stock having a par value of $0.001 per share and 100,000,000 shares of "blank check" preferred stock having a par value of $0.001 per share.

COMMON STOCK

         As of September 30, 2001, 14,989,126 shares of Common Stock are issued and outstanding and held of record by approximately 690 shareholders. Each share of Common Stock entitles the holder to one vote on each matter submitted to the shareholders. The holders of Common Stock:

         o have equal and ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by our board of directors;

         o are entitled to share ratable in all of the assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our affairs;

         o do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

         o are entitled to one non-cumulative vote per share on all matters submitted to shareholders for a vote at any meeting of shareholders.

         We have not paid any dividends on our Common Stock to date. We anticipate that, for the foreseeable future, we will retain earnings, if any, to finance the continuing operations of our business. The payment of dividends will depend upon, among other things, our capital requirements and our operating and financial conditions.

PREFERRED STOCK

         Our Articles of Incorporation authorize the issuance of 100,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue shares of Preferred Stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the Common Stock.

         The board of directors, under that general authority, has authorized for issuance 187,000 shares of Series I First Liquidation, Cumulative Redeemable, Convertible Preferred Stock (the "Preferred Shares"), with the following features. Holders of Preferred Shares:

         o have equal and ratable rights to cumulative dividends from funds legally available for payment of dividends when, as and if declared by our board of directors, at the rate of 8% per annum;

         o rank senior to all other shares of preferred and Common Stock outstanding at the time of authorization of the Preferred Shares with respect to dividends and any liquidation, dissolution or winding up of our affairs;

         o have a liquidation preference of $6.00 per share plus accrued and unpaid dividends, if any, before any amount is paid to holders of Common Stock or any other class or series of capital stock;

         o are subject to our right to convert the Preferred Shares into shares of Common Stock at a conversion rate of one share of Common Stock per one share of preferred stock;

         o are subject to redemption, in whole or in part, at our option at a redemption price per share equal to accrued unpaid dividends, if any, plus a percentage of the liquidation preference, equal to a total of $7.00 per share;

         o do not have preemptive or subscription rights, or access to any sinking fund; and

         o        have no voting rights except as provided by law.

SERIES I PREFERRED STOCK

         In 1996, we issued Series I Cumulative Redeemable Preferred Stock, par value $.001 per share ("Series I Preferred Stock"), as an offer to holders of Series I Debentures (as defined below) to receive shares of the Series I Preferred Stock in exchange for the debenture principal and accrued unpaid interest. At our option, we may convert the Series I Preferred Stock into our Common Stock based on a rate of four shares of Common Stock for each share of Series I Preferred Stock. The Series I Preferred Stock issued to debenture holders is also convertible into our Common Stock, at the option of the holder, based on the same rate. The Series I Preferred Stock carries a cumulative dividend rate of 8%, which is payable annually on June 1.

         The Series I Preferred Stock can be redeemed by us at a redemption price of $7 per share, plus accumulated unpaid dividends. The Series I Preferred Stock has a liquidation preference of $6 per share, plus accumulated unpaid dividends. In addition, we have the option of making the 8% annual dividend payment in additional shares of Series I Preferred Stock, in lieu of cash, based on a value of $6 per share for the Series I Preferred Stock, or in Common Stock, based on a value of $1.50 per share. We also issued shares of Series I Preferred Stock or Common Stock at the same values ($6 per share for Series I Preferred Stock and $1.50 per share for Common Stock), in lieu of making cash payments for accrued interest on debentures. Cumulative unpaid dividends on Series I Preferred Stock at December 31, 2000 was $1,936.

         As of December 31, 2000, there were 2,177 shares of Series I Preferred Stock outstanding.

SERIES II PREFERRED STOCK

         In 1999, we issued Series II Cumulative Redeemable Preferred Stock ("Series II Preferred Stock"), par value $.001 and stated value $3, strictly for working capital purposes. The Series II Preferred Stock is convertible into Common Stock, based on a rate of one share of Common Stock for each share of Series II Preferred Stock, at the shareholders' option prior to January 31, 2000, or at our option at any time. The Series II Preferred Stock carries a cumulative dividend rate of 10%, which is payable annually on December 31.

         The Series II Preferred Stock can be redeemed by us at a redemption price of $3 per share, plus accumulated unpaid dividends. Series II Preferred Stock also has a liquidation preference of $3 per share, plus accumulated unpaid dividends, and is senior in priority as to both dividends and liquidation with respect to the Series I Preferred Stock, Common Stock, and preferred stock. Until the first anniversary after issuance, we have the option of paying accumulative dividends through issuance of additional shares of Series II Preferred Stock in lieu of cash. After the first anniversary of issuance, the 10% dividends must be paid in cash only. Accumulated unpaid dividends on Series II Preferred Stock at December 31, 2000 was $948.

         We decreased the conversion rate on October 11, 1999 from $3 per share to $1.75 per share. During 1999, $15,375 (5,125 shares) of Series II Preferred Stock was exchanged for 5,125 shares of Common Stock at the original conversion rate. Also, during 1999, $116,889 (38,964 shares) of Series II Preferred Stock was exchanged for 66,794 shares of the Common Stock at the new conversion rate.

         As of December 31, 2000, there were 1,334 shares of Series II Preferred Stock outstanding.

EMSI PREFERRED STOCK

         EMSI, our subsidiary has also issued Series I Convertible Redeemable Preferred Stock ("EMSI Series I Preferred Stock"), par value $.001 and stated value $7. EMSI Series I Preferred Stock is convertible into Common Stock of EMSI at a rate of one share of Common Stock for each share of the EMSI Series I Preferred Stock if converted on or before May 31, 1997, or at a rate of eight shares of Common Stock for ten shares of EMSI Series I Preferred Stock if converted during the period from June 1, 1997 through May 31, 1998. After that date, the EMSI Series I Preferred Stock may not be converted without the approval of the Company's board of directors. EMSI Series I Preferred Stock has a liquidation preference, with respect to EMSI, of $7 per share, and may be redeemed at various prices at EMSI's option.

         Dividends on EMSI Series I Preferred Stock are payable as declared by EMSI's board of directors. No dividends have been declared to date.

         Although we have no present intention to authorize additional classes of preferred stock, there can be no assurance that we will not do so in the future.

SERIES I DEBENTURES

         In 1994 and 1995, we issued a total of $1,100,000 of 15% Convertible Redeemable Subordinated Debentures ("Series I Debentures") for the primary purpose of funding the initial research and development activities relating to the EnviroClean(R) System. The terms of the Series I Debentures specified a final maturity date of March 31, 1999, with provisions for conversion of the debentures, at the holder's option, into our Common Stock at varying conversion rates through maturity. The Series I Debentures also allowed us to redeem the debentures any time prior to maturity at a price of 105% of the debenture face value. Interest on the Series I Debentures is scheduled to be paid semiannually on April 1 and October 1 of each year.

         The outstanding principal balance of the Series I Debentures at January l, 1999 was $125,000. Due to cash constraints, we were not able to redeem this balance at the stated maturity date of March 31, 1999. In addition, we are delinquent our payment of interest on the outstanding debentures. However, we are still allowing the holders to convert Series I Debentures into Common Stock at a conversion rate of $1.50 per share. During 2000 and 1999, noteholders converted $35,000 and $40,000 of principal, respectively, and $14,448 and $15,929 of unpaid interest, respectively, into Common Stock. Accrued interest payable on the debentures as of December 31, 2000 totaled $34,808.

SERIES II DEBENTURES

         In October 1998, we issued 10% Convertible Redeemable Debentures ("Series II Debentures") primarily for working capital purposes. The terms of the Series II Debentures specify a maturity date of November l, 1999, and contain a provision for conversion of the debentures, at the holder's option, into Common Stock at a rate of $3 per share. We may also redeem the debentures at a price of 110% of the debenture face value prior to November l, 1999, and at a price of 100% of face value thereafter. Interest on the Series II Debentures is scheduled to be paid semiannually on May 1 and November 1 of each year.

         A total of $160,000 of Series II Debentures was issued in the year ended December 31, 1998. An additional $106,125 in Series II Debentures was issued during the 1999, for a total outstanding balance of $266,125. The Company has made no interest payments on the Series II Debentures through December 31, 2000.

         In July 1999, $10,000 in Series II Debentures, plus accrued interest, was exchanged for 3,560 shares of Common Stock. Because of cash constraints, we have not been able to redeem the remaining $256,125 of Series II Debentures at the stated maturity date of November l, 1999. We decreased the conversion rate on October 11, 1999 from $3 per share to $1.75 per share. During 1999, $245,990 of Series II Debentures, plus accrued interest, were exchanged for 153,581 shares of Common Stock at the new conversion rate. We have recorded a debt conversion expense of $95,988 with respect to the additional shares that were issued to noteholders. Accrued interest payable on the debentures as of December 31, 2000 totaled $1,929.

ANTI-TAKEOVER PROVISIONS

         Our Articles of Incorporation, as amended, expressly grants our board of directors the authority to authorize the issuance of one or more series of preferred shares and to fix the voting powers, designations, preferences and relative, participating, optional, redemption, conversion, exchange or other special rights; qualifications, limitations or restrictions of such series and the number of shares in each series to the full extent now or hereafter permitted by law. Accordingly, the board of directors could authorize the issuance of preference shares with terms and conditions that could discourage a takeover or other transaction that the holders or some or a majority of the holders of our Common Stock might believe to be in their best interests or in which holders might receive a premium for their shares.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         There is currently no market for the Common Stock of the Company.

         At September 30, 2001, we had 14,989,126 shares of Common Stock outstanding on a fully diluted basis and had approximately 690 shareholders of record.

         At September 30, 2001, we had outstanding 25,000 options to purchase our Common Stock.

         At of September 30, 2001, we had approximately $171,667 of debt and $14,986 of accrued interest convertible into approximately 149,322 shares of our Common Stock.

         We have no fixed dividend policy. The board of directors from time to time having regard to operating results, capital requirements and general financial condition and requirements may consider dividend distributions. We have paid no dividends at any time. For the foreseeable future, it is anticipated that we will use all available cash flows to finance our growth and that dividends will not be paid to shareholders.

         There is no public market for our Common Stock. Our shares are not and have not been listed or quoted on any exchange or quotation system. All of our issued and outstanding Common Stock constitute "restricted securities" as that term is defined under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). As of September 30, 2001, approximately 12,704,900 of our shares of Common Stock are eligible to be sold under Rule 144, subject to volume, manner of sale and other limitations under Rule 144.

         In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate of ours, at least one year previously, is entitled to sell in "brokers' transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

         o        One percent of the then outstanding shares of Common Stock; or

         o The average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which the required notice of such sale is filed with the SEC.

         Sales under Rule 144 are generally subject to the availability of current public information about us. Any person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate of ours, at least two years previously and who has not been an affiliate of ours at any time during the 90 days preceding a sale, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations or manner of sale, public information or notice requirements of Rule 144.

         However, the majority of our shareholders have entered into certain Lock-Up Agreements, which further effects their ability to sell, loan or transfer their shares of our Common Stock. (See Shareholders Lock-Up Agreement)

ITEM 2.  LEGAL PROCEEDINGS.

         There are no legal proceedings pending or, to our knowledge, threatened against us that will adversely affect our financial condition or our ability to carry on the business except the following:

         We, along with Matthew Fleeger, an officer and director of the Company, Beverly Fleeger and Lonn Smallwood, both officers of the Company, and Bruce Rockett and Michael Moorhead, former officers of the Company, were named defendants in a lawsuit filed in Buncombe County, Superior Court North Carolina on November 25, 1998 (file number 98 Cv S 4903). The plaintiffs claimed that we and several of our officers violated the North Carolina Securities Act and committed fraud and misrepresentations in the sale of certain of our stock to the named plaintiffs therein and sought compensatory damages in the amount of $285,493.50 and $30,000 in punitive damages plus costs and attorney fees In our answer we denied all of the allegations and asserted affirmative defenses. Due to the failure to produce timely discovery, our answer to the complaint was stricken. Consequently a default judgment was rendered against all defendants, jointly and severally, in November 1999. The ruling was appealed and we posted a surety bond in the amount of $354,708.17. Matthew Fleeger posted a $100,000 certificate of deposit in connection with the surety bond. On June 8, 2001, the Supreme Court of North Carolina affirmed the judgment. The judgment has been satisfied by the bond and a payment by us on December 3, 2001 for accrued interest in the amount of $48,255. The bonding company has seized a letter of credit, secured by a certificate of deposit in the amount of $100,000 posted in connection with the bond by Matthew Fleeger, our President and Chief Executive Officer and in addition seized 63,450 shares of our Common Stock which had been tendered by the plaintiffs as part of the lawsuit. The bonding company has filed a lawsuit against us claiming damages in the amount of $254,708.17 plus interest and attorneys' fees, as among other things, indemnification for payments it made to plaintiffs on the bond. The Company has responded alleging, among other things, accord and satisfaction and believes that by seizing the shares of Common Stock tendered by the plaintiffs in the litigation, the bonding company has been fully reimbursed for the amount paid on the bond and does not have a valid claim against the Company. We are examining our options regarding claims for indemnification, contribution, and claims against third parties. We, however, have not yet made any decisions in this regard and such issues remain unresolved.

         Michael Moorhead, one of the defendants in the North Carolina action has filed suit in Texas against the Company's former counsel in the North Carolina action claiming, among other things, that the counsel is liable for the loss in such case for failure to timely respond to discovery. The case is styled Michael Moorhead v. Hunton & Williams, et al, 160th Judicial District Court, Dallas County, Texas, Cause No. 01-07565. Hunton & Williams have filed a third party action against Mr. Fleeger alleging that Mr. Fleeger was the contact person for all of the defendants in the North Carolina case and was therefore responsible to the plaintiff. Hunton & Williams, et al seeks contribution from Mr. Fleeger in the event they are liable to Mr. Moorhead. Mr. Fleeger has denied the allegations against him and filed a counterclaim against Hunton & Williams seeking damages for negligence.

         We are a named defendant in a lawsuit in the District Court of the 126th Judicial District in Travis County, Texas, commenced by the State of Texas on November 20, 2000. The lawsuit claims that we breached a contract award under the Texas Smart Jobs Program and violated its promises and obligations by failing to meet the requirements of the contract and seeks compensatory damages in the amount of $439,631, plus costs and attorneys' fees. We have answered the suit and denied all material allegations. We made a settlement offer to the State of Texas in the amount of $60,000, which was rejected.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this
Registration Statement.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         During 1999, we (i) issued 42,901 shares of our Series II Preferred Stock at $3.00 per share for a total of $128,703, (ii) issued 408,400 shares of Common Stock at $1.50 per share, less expenses, for a total of $528,160, (iii) issued 152,946 shares of Common Stock in exchange for conversion of 38,580 shares of our Series I Preferred Stock, (iv) issued 71,919 shares of Common Stock in exchange for conversion of 44,089 shares of our Series II Preferred Stock, and (v) issued 1,664,751 shares of Common Stock in exchange for cancellation, extension and guarantee of debt.

         During 2000, we (i) issued 707,333 shares of Common Stock at prices ranging from $1.25 to $1.50 per share, less expenses, for a total of $857,273,
(ii) issued 19,595 shares of Common Stock in exchange for conversion of 4,899 shares of our Series I Preferred Stock, (iii) issued 7,500 shares of Common Stock in exchange for conversion of 7,500 shares of our EMSI Series I Preferred Stock and (iv) issued 1,885,966 shares of Common Stock in exchange for cancellation of debt.

         During the nine months ended September 30, 2001, we issued 370,727 shares of Common Stock for a total of $463,409.

         All transactions described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act and/or Rule 506 of Regulation D under such Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about us.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our Articles of Incorporation, as amended, limit the liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Texas Business Corporation Act. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. Our Articles of Incorporation, as amended, permit us to indemnify our directors and officers to the fullest extent permitted by Texas law, including in circumstances in which indemnification is otherwise discretionary under Texas law.

         Under Texas law, a corporation may indemnify a director or officer or other person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director, officer, employee or agent of the corporation, if it is determined that such person: conducted himself or herself in good faith; reasonably believed, in the case of conduct in his or her official capacity as a director or officer of the corporation, that his or her conduct was in the corporation's best interests, and, in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

         Any such person may be indemnified against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and must not be made in respect of any proceeding in which the person is found liable for willful or intentional misconduct in the performance of his or her duty to the corporation. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         We have entered into indemnification agreements with each of our directors that provide for indemnification and expense advancement in addition to the indemnification provided by the amended and restated articles and bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors.

                                    PART F/S

         The financial statements required by Item 310 of Regulation S-B are attached hereto.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS..................................... F1

FINANCIAL STATEMENTS

       Consolidated Balance Sheets........................................... F2

       Consolidated Statements of Operations.............................F3 - F4

       Consolidated Statements of Changes in Stockholders' Deficiency...F5 -F-10

       Consolidated Statements of Cash Flows.......................... F11 - F12

       Notes to Consolidated Financial Statements..................... F13 - F42

To the Board of Directors
MedSolutions, Inc.
(Formerly known as EnviroClean International, Inc.)



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

We have audited the accompanying consolidated balance sheet of MedSolutions, Inc. (the "Company") as of December 31, 2000, and the related consolidated statements of operations, stockholders' deficiency and cash flows for the years ended December 31, 1999 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MedSolutions, Inc. as of December 31, 2000, and the results of its operations and cash flows for the years ended December 31, 1999 and 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the consolidated financial statements, the Company's significant operating losses, working capital deficiency and stockholders' deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Notes 12 and 14. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As more fully described in Note 12, the Company is a defendant in various lawsuits alleging breach of contract and other matters. It is not possible to predict at this time whether the ultimate settlements will exceed the amounts currently provided for by the Company.



                                             GRASSI & CO., CPAs, P.C.
New York, New York
February 9, 2001
 (Except for Notes 12 and 15, which are as of January 30, 2002)


                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                                     ------
                                                                              At December 31,    At September 30,
                                                                                      2000                2001
                                                                             ----------------    ----------------
                                                                                                    (Unaudited)
Current Assets:
  Cash                                                                       $        256,065    $           --
  Accounts receivable - trade, net                                                    359,877             666,330
  Other accounts receivable                                                            95,317                --
  Prepaid expenses and other current assets                                            77,146             140,423
  Supplies                                                                             71,677              35,550
                                                                             ----------------    ----------------
      Total Current Assets                                                            860,082             842,303

Property and equipment - at cost, net of accumulated
  depreciation                                                                        748,531             693,967
Permits, net of accumulated amortization                                               24,313                 472
Deferred offering costs                                                               250,000             326,511
Other                                                                                   3,014               3,014
                                                                             ----------------    ----------------
      Total Assets                                                           $      1,885,940    $      1,866,267
                                                                             ================    ================

                                  LIABILITIES AND STOCKHOLDERS' DEFICIENCY
                                                                                                 -    -----------
Current Liabilities:
  Bank overdraft                                                             $         31,719    $        121,476
  Convertible debentures                                                               60,135              60,135
  Current maturities of long-term obligations                                         484,258             443,292
  Accounts payable                                                                  1,102,353           1,169,760
  Accounts payable to IMCO                                                            495,085                --
  Accrued liabilities                                                               1,401,118           1,406,626
  Notes payable - stockholder                                                            --               171,667
  Advances from stockholder                                                            76,285               9,000
                                                                             ----------------    ----------------
      Total Current Liabilities                                                     3,650,953           3,381,956

Long-term obligations, less current maturities                                        212,380              75,752
Notes payable - stockholder                                                           116,667                --
                                                                             ----------------    ----------------
      Total Liabilities                                                             3,980,000           3,457,708
                                                                             ----------------    ----------------
Commitments, Contingencies and Other Matters
  (Notes 1, 7, 8, 11, 12, 14 and 15)

Stockholders' Deficiency:
  Common stock (par value $.001) - authorized 100,000,000
    shares; 13,294,026 and 14,989,126 shares issued at December
    31, 2000 and September 30, 2001, respectively                                      13,294              14,989
  MSI Preferred stock (par value $.001) - authorized 5,000,000 shares at December 31, 2000 and 100,000,000 shares at
    September 30, 2001:
      Preference on liquidation of $6.00 per share; 2,177
        shares outstanding at both December 31, 2000 and
        September 30, 2001, respectively                                               13,065              13,065
      Preference on liquidation of $3.00 per share; 1,334
        shares outstanding at both December 31, 2000 and
        September 30, 2001, respectively                                                4,002               4,002
   Additional paid-in capital                                                      16,423,679          18,108,799
   Accumulated deficit                                                            (18,530,100)        (19,714,296)
   Treasury stock, at cost - 12,200 shares of common stock                            (18,000)            (18,000)
                                                                             ----------------    ----------------
     Total Stockholders' Deficiency                                                (2,094,060)         (1,591,441)
                                                                             ----------------    ----------------
     Total Liabilities and Stockholders' Deficiency                          $      1,885,940    $      1,866,267
                                                                             ================    ================


See notes to consolidated financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000


                                                        1999            2000
                                                   ------------    ------------
Revenues:
  Sales                                            $  3,000,618    $  2,900,914
                                                   ------------    ------------

Cost, Expenses and Other Income:
  Cost of sales                                       2,543,807       2,731,095
  Research and development costs                          6,642            --
  Equity in loss of TRADEM                              216,613            --
  Interest expense                                      289,221         171,145
  Financing charges                                     233,000            --
  General and administrative expenses                 1,799,624       1,278,093
  Depreciation and amortization                         510,765         367,363
  Impairment of facility and equipment                  772,586            --
  Debt conversion expense                                95,988            --
  Litigation provision                                  360,000            --
  Other income                                         (315,857)        (22,859)
                                                   ------------    ------------
                                                      6,512,389       4,524,837
                                                   ------------    ------------
Loss before extraordinary item                       (3,511,771)     (1,623,923)

Extraordinary item - loss from extinguishment of
  debt, net of income tax benefit of $-0-                  --          (850,000)
                                                   ------------    ------------
Net Loss                                           $ (3,511,771)   $ (2,473,923)
                                                   ============    ============

Basic and diluted loss per common share:
    Before extraordinary item                      $       (.39)   $       (.14)
    Extraordinary item                                     --              (.07)
                                                   ------------    ------------
      Net Loss                                     $       (.39)   $       (.21)
                                                   ============    ============
Weighted average common shares used in basic and
  diluted loss per share                              8,985,167      11,697,371
                                                   ============    ============

See notes to consolidated financial statements.


                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS






                                            For the Nine Months Ended       For the Three Months Ended
                                                    September 30,                  September 30,
                                           ----------------------------    ----------------------------
                                                2000            2001            2000            2001
                                           ------------    ------------    ------------    ------------
                                                   (Unaudited)                     (Unaudited)
Revenues:
  Sales                                    $  2,181,166    $  2,879,045    $    729,222    $  1,007,288
                                           ------------    ------------    ------------    ------------

Cost, Expenses and Other Income:
  Cost of sales                               1,928,020       2,806,370         682,827         863,293
  Interest expense                              144,160         105,883          35,526          34,885
  General and administrative
    expenses                                    786,209         868,500         217,996         311,457
  Depreciation and amortization                 249,645         113,414          83,215          31,223
  Debt conversion expense                          --            19,500            --              --
  Other income                                  (17,443)         (1,278)         (2,196)         (1,278)
                                           ------------    ------------    ------------    ------------
                                              3,090,591       3,912,389       1,017,368       1,239,580
                                           ------------    ------------    ------------    ------------
Loss before extraordinary item                 (909,425)     (1,033,344)       (288,146)       (232,292)

Extraordinary item - loss from
  extinguishment of debt, net of
  income tax benefit of $-0-                   (850,000)       (150,852)       (850,000)        (17,543)
                                           ------------    ------------    ------------    ------------
Net Loss                                   $ (1,759,425)   $ (1,184,196)   $ (1,138,146)   $   (249,835)
                                           ============    ============    ============    ============

Basic and diluted loss per common share:
    Before extraordinary item              $       (.08)   $       (.08)   $       (.02)   $       (.02)
    Extraordinary item                             (.08)           (.01)           (.07)           --
                                           ------------    ------------    ------------    ------------
      Net Loss                             $       (.16)   $       (.09)   $       (.09)   $       (.02)
                                           ============    ============    ============    ============
Weighted average common shares
  used in basic and diluted loss
  per share                                  11,248,536      13,683,005      12,315,552      14,188,780
                                           ============    ============    ============    ============


See notes to consolidated financial statements.



                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                  AND THE NINE MONTHS ENDED SEPTEMBER 30, 2001

                                                                    MSI Preferred Stock
                                            MSI Common Stock             Series I
                                        -----------------------   ------------------------
                                          Shares       Amount       Shares        Amount
                                        ----------   ----------   ----------    ----------
Year Ended December 31, 1999:
----------------------------

Balance - January 1, 1999                8,245,108   $    8,245       38,458    $  230,748

Sales of MSI Preferred Series II
  stock for cash                              --           --           --            --
MSI options exercised in exchange
 for accrued interest and stockholder
 loans                                     135,000          135         --            --
MSI common stock granted in
 connection with loan extension            125,000          125         --            --
MSI common stock exchanged to
 convert stockholder loan                   31,457           31         --            --
MSI common stock granted in
  connection with loans                     35,000           35         --            --
Issuance of MSI common stock for
  services                                  17,868           18         --            --
MSI Preferred Series I issued to pay
  accrued debenture interest                  --           --            125           750
Conversion of MSI preferred stock to
  MSI common stock                          17,804           18       (4,451)      (26,703)
MSI Preferred Series I issued to pay
  preferred dividends                         --           --          5,665        33,985
Conversion of accrued debenture
  interest to preferred stock                 --           --          1,186         7,116
Issuance of MSI common stock for
  EMSI common stock                         40,000           40         --            --
MSI shares sold for cash                   408,400          408         --            --
Exercise of options on MSI common
  stock in exchange for loan and
  compensation                           1,008,000        1,008         --            --
MSI common stock issued for
  compensation                              72,999           73         --            --
MSI common stock issued in
  connection with loan guarantee            45,000           45         --            --
MSI common stock exchanged for
  Preferred Series I                       135,142          135      (34,129)     (204,774)
MSI Preferred Series II issued to
  pay preferred dividends on Series
  II                                          --           --           --            --
MSI common stock exchanged for
  Preferred Series II                       71,919           72         --            --
MSI common stock exchanged for
  debentures Series I                       37,286           37         --            --
MSI common stock exchanged for
  debentures Series II                     157,141          157         --            --
Debt conversion expense                       --           --           --            --
MSI common stock exchanged for EMSI
  common stock                              76,946           78         --            --
Adjustment of treasury stock for
  shares previously cancelled                 --           --           --            --
Net loss                                      --           --           --            --
                                        ----------   ----------   ----------    ----------
Balance - December 31, 1999             10,660,070   $   10,660        6,854    $   41,122
                                        ==========   ==========   ==========    ==========


See notes to consolidated financial statements.


                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                  AND THE NINE MONTHS ENDED SEPTEMBER 30, 2001




                                         MSI Preferred Stock      EMSI Preferred Stock
                                             Series II                  Series I
                                       ----------------------    ---------------------
                                         Shares       Amount       Shares      Amount
                                       ---------    ---------    ---------   ---------
Year Ended December 31, 1999:
----------------------------

Balance - January 1, 1999                   --      $    --          7,500   $  52,501

Sales of MSI Preferred Series II
  stock for cash                          42,901      128,703         --          --
MSI options exercised in exchange
  for accrued interest and
  stockholder loans                         --           --           --          --
MSI common stock granted in
  connection with loan extension            --           --           --          --
MSI common stock exchanged to
  convert stockholder loan                  --           --           --          --
MSI common stock granted in
  connection with loans                     --           --           --          --
Issuance of MSI common stock for
  services                                  --           --           --          --
MSI Preferred Series I issued to pay
  accrued debenture interest                --           --           --          --
Conversion of MSI preferred stock to
  MSI common stock                          --           --           --          --
MSI Preferred Series I issued to pay
  preferred dividends                       --           --           --          --
Conversion of accrued debenture
  interest to preferred stock               --           --           --          --
Issuance of MSI common stock for
  EMSI common stock                         --           --           --          --
MSI shares sold for cash                    --           --           --          --
Exercise of options on MSI common
  stock in exchange for loan and
  compensation                              --           --           --          --
MSI common stock issued for
  compensation                              --           --           --          --
MSI common stock issued in
  connection with loan guarantee            --           --           --          --
MSI common stock exchanged for
  Preferred Series I                        --           --           --          --
MSI Preferred Series II issued to
  pay preferred dividends on Series
  II                                       2,522        7,563         --          --
MSI common stock exchanged for
  Preferred Series II                    (44,089)    (132,264)        --          --
MSI common stock exchanged for
  debentures Series I                       --           --           --          --
MSI common stock exchanged for
  debentures Series II                      --           --           --          --
Debt conversion expense                     --           --           --          --
MSI common stock exchanged for EMSI
  common stock                              --           --           --          --
Adjustment of treasury stock for
  shares previously cancelled               --           --           --          --
Net loss                                    --           --           --          --
                                       ---------    ---------    ---------   ---------
Balance - December 31, 1999                1,334    $   4,002        7,500   $  52,501
                                       =========    =========    =========   =========


See notes to consolidated financial statements.


                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                  AND THE NINE MONTHS ENDED SEPTEMBER 30, 2001



                                        Additional
                                          Paid-in       Accumulated      Treasury
                                          Capital         Deficit          Stock          Total
                                       ------------    ------------    ------------    ------------
Year Ended December 31, 1999:
----------------------------

Balance - January 1, 1999              $ 10,914,316    $(12,544,406)   $    (43,000)   $ (1,381,596)

Sales of MSI Preferred Series II
  stock for cash                               --              --              --           128,703
MSI options exercised in exchange
  for accrued interest and
  stockholder loans                         242,865            --              --           243,000
MSI common stock granted in
  connection with loan extension            124,875            --              --           125,000
MSI common stock exchanged to
  convert stockholder loan                   62,883            --              --            62,914
MSI common stock granted in
  connection with loans                      34,965            --              --            35,000
Issuance of MSI common stock for
  services                                    1,782            --              --             1,800
MSI Preferred Series I issued to pay
  accrued debenture interest                   --              --              --               750
Conversion of MSI preferred stock to
  MSI common stock                           26,685            --              --              --
MSI Preferred Series I issued to pay
  preferred dividends                          --              --              --            33,985
Conversion of accrued debenture
  interest to preferred stock                  --              --              --             7,116
Issuance of MSI common stock for
  EMSI common stock                         110,277            --              --           110,317
MSI shares sold for cash                    527,752            --              --           528,160
Exercise of options on MSI common
  stock in exchange for loan and
  compensation                              424,492            --              --           425,500
MSI common stock issued for
  compensation                               75,926            --              --            75,999
MSI common stock issued in
  connection with loan guarantee             44,955            --              --            45,000
MSI common stock exchanged for
  Preferred Series I                        204,639            --              --              --
MSI Preferred Series II issued to
  pay preferred dividends on Series
  II                                           --              --              --             7,563
MSI common stock exchanged for
  Preferred Series II                       132,192            --              --              --
MSI common stock exchanged for
  debentures Series I                        55,892            --              --            55,929
MSI common stock exchanged for
  debentures Series II                      279,289            --              --           279,446
Debt conversion expense                      95,988            --              --            95,988
MSI common stock exchanged for EMSI
  common stock                                  (78)           --              --              --
Adjustment of treasury stock for
  shares previously cancelled               (25,000)           --            25,000            --
Net loss                                       --        (3,511,771)           --        (3,511,771)
                                       ------------    ------------    ------------    ------------
Balance - December 31, 1999            $ 13,334,695    $(16,056,177)   $    (18,000)   $ (2,631,197)
                                       ============    ============    ============    ============


See notes to consolidated financial statements.


                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                  AND THE NINE MONTHS ENDED SEPTEMBER 30, 2001



                                                                                    MSI Preferred Stock
                                                            MSI Common Stock              Series I
                                                        -----------------------   ------------------------
                                                          Shares       Amount       Shares        Amount
                                                        ----------   ----------   ----------    ----------
 Year Ended December 31, 2000:
 ----------------------------

Balance - January 1, 2000                               10,660,070   $   10,660        6,854    $   41,122

MSI common stock sold for cash                             707,333          707         --            --
MSI common stock exchanged to cancel stockholder
  loan                                                   1,850,000        1,850         --            --
Extraordinary item - loss from extinguishment of
  debt                                                        --           --           --            --
MSI common stock exchanged for salary                        3,000            3         --            --
MSI Preferred Series I issued to pay accrued
  debenture interest                                          --           --            222         1,339
MSI common stock exchanged for Preferred Series I           19,595           20       (4,899)      (29,396)
MSI common stock exchanged for debenture Series I           32,966           33         --            --
MSI common stock exchanged for EMSI common stock            13,562           13         --            --
MSI common stock exchanged for EMSI Series I
  Preferred Stock                                            7,500            8         --            --
Accrual of 2000 employee bonuses to be issued in
  stock in 2001                                               --           --           --            --
Net loss                                                      --           --           --            --
                                                        ----------   ----------   ----------    ----------
Balance - December 31, 2000                             13,294,026   $   13,294        2,177    $   13,065
                                                        ==========   ==========   ==========    ==========

Nine Months Ended September 30, 2001: (Unaudited)
------------------------------------

Balance - December 31, 2000                             13,294,026   $   13,294        2,177    $   13,065
MSI common stock sold for cash                             370,727          371         --            --
MSI common stock exchanged to cancel stockholder
  loan                                                     145,295          145         --            --
Debt conversion expense
Extraordinary item - loss from extinguishment of debt
MSI common stock exchanged for accounts payable            481,216          481         --            --
MSI common stock exchanged for salary                      458,112          458         --            --
MSI common stock issued for bonus                          239,750          240         --            --
Net loss                                                      --           --           --            --
                                                        ----------   ----------   ----------    ----------
Balance - September 30, 2001                            14,989,126   $   14,989        2,177    $   13,065
                                                        ==========   ==========   ==========    ==========


See notes to consolidated financial statements.


                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                  AND THE NINE MONTHS ENDED SEPTEMBER 30, 2001



                                                        MSI Preferred Stock   EMSI Preferred Stock
                                                             Series II             Series I
                                                        -------------------   --------------------
                                                         Shares     Amount     Shares      Amount
                                                        --------   --------   --------    --------
 Year Ended December 31, 2000:
 ----------------------------

Balance - January 1, 2000                                  1,334   $  4,002      7,500    $ 52,501

MSI common stock sold for cash                              --         --         --          --
MSI common stock exchanged to cancel stockholder
  loan                                                      --         --         --          --
Extraordinary item - loss from extinguishment of
  debt                                                      --         --         --          --
MSI common stock exchanged for salary                       --         --         --          --
MSI Preferred Series I issued to pay accrued
  debenture interest                                        --         --         --          --
MSI common stock exchanged for Preferred Series I           --         --         --          --
MSI common stock exchanged for debenture Series I           --         --         --          --
MSI common stock exchanged for EMSI common stock            --         --         --          --
MSI common stock exchanged for EMSI Series I
  Preferred Stock                                           --         --       (7,500)    (52,501)
Accrual of 2000 employee bonuses to be issued in
  stock in 2001                                             --         --         --          --
Net loss                                                    --         --         --          --
                                                        --------   --------   --------    --------
Balance - December 31, 2000                                1,334   $  4,002       --      $   --
                                                        ========   ========   ========    ========

Nine Months Ended September 30, 2001: (Unaudited)
------------------------------------


Balance - December 31, 2000                                1,334   $  4,002       --      $   --
MSI common stock sold for cash                              --         --         --          --
MSI common stock exchanged to cancel stockholder
  loan                                                      --         --         --          --
Debt conversion expense                                     --         --         --          --
Extraordinary item - loss from extinguishment of debt
MSI common stock exchanged for accounts payable             --         --         --          --
MSI common stock exchanged for salary                       --         --         --          --
MSI common stock issued for bonus                           --         --         --          --
Net loss                                                    --         --         --          --
                                                        --------   --------   --------    --------
Balance - September 30, 2001
                                                           1,334   $  4,002       --      $   --
                                                        ========   ========   ========    ========


See notes to consolidated financial statements.



                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                  AND THE NINE MONTHS ENDED SEPTEMBER 30, 2001







                                   Additional
                                                           Paid-in      Accumulated       Treasury
                                                           Capital         Deficit          Stock           Total
                                                        ------------    ------------    ------------    ------------
Year Ended December 31, 2000:
----------------------------

Balance - January 1, 2000                               $ 13,334,695    $(16,056,177)   $    (18,000)   $ (2,631,197)

MSI common stock sold for cash                               856,566            --              --           857,273
MSI common stock exchanged to cancel
  stockholder loan                                           998,150            --              --         1,000,000
Extraordinary item - loss from
  extinguishment of debt                                     850,000            --              --           850,000
MSI common stock exchanged for salary                          2,997            --              --             3,000
MSI Preferred Series I issued to pay
  accrued debenture interest                                    --              --              --             1,339
MSI common stock exchanged for Preferred Series I             29,376            --              --              --
MSI common stock exchanged for debenture Series I             49,415            --              --            49,448
MSI common stock exchanged for EMSI common stock                 (13)           --              --              --
MSI common stock exchanged for EMSI
  Series I Preferred Stock                                    52,493            --              --              --
Accrual of 2000 employee bonuses to be
  issued in stock in 2001                                    250,000            --              --           250,000
Net loss                                                        --        (2,473,923)           --        (2,473,923)
                                                        ------------    ------------    ------------    ------------
Balance - December 31, 2000                             $ 16,423,679    $(18,530,100)   $    (18,000)   $ (2,094,060)
                                                        ============    ============    ============    ============

Nine Months Ended September 30, 2001: (Unaudited)
------------------------------------

Balance - December 31, 2000                             $ 16,423,679    $(18,530,100)   $    (18,000)   $ (2,094,060)
MSI common stock sold for cash                               463,038            --              --           463,409
MSI common stock exchanged to cancel stockholder
  loan                                                       108,826         108,971
Debt conversion expense                                       19,500          19,500
Extraordinary item - loss from extinguishment of debt        150,852            --              --           150,852
MSI common stock exchanged for accounts payable              600,018         600,499
MSI common stock exchanged for salary                        343,126         343,584
MSI common stock issued for bonus                               (240)           --
Net loss                                                        --        (1,184,196)           --        (1,184,196)
                                                        ------------    ------------    ------------    ------------
Balance - September 30, 2001                            $ 18,108,799    $(19,714,296)   $    (18,000)   $ (1,591,441)
                                                        ============    ============    ============    ============



See notes to consolidated financial statements.


                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                           For the Years Ended        For the Nine Months Ended
                                                               December 31,               September 30,
                                                       --------------------------    --------------------------
                                                           1999           2000           2000           2001
                                                       -----------    -----------    -----------    -----------
                                                                                            (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                             $(3,511,771)   $(2,473,923)   $(1,759,425)   $(1,184,196)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation and amortization                        510,765        367,363        249,645        113,414
      Bad debt expense                                        --             --             --            6,000
      Loss from extinguishment of debt                        --          850,000        850,000        150,852
      Debt conversion expense                               95,988           --           19,500
      Stock/options issued for services and interest     1,068,733          3,000           --             --
      Employees? stock bonus                                  --          250,000           --             --
      Gain on sale of equipment                               --           (5,696)        (2,196)          --
      Gain on exchange of land for note payable               --          (25,000)          --             --
      Equity loss in TRADEM interest                       216,613           --             --             --
      Notes payable given for interest and other
        expenses                                              --           59,901           --             --
      Impairment loss                                      527,454           --             --             --
      Accounts receivable                                 (108,579)        37,232         30,598       (217,137)
      Supplies                                               1,304        (25,128)          (856)        36,127
      Prepaid expenses and other current assets            (38,050)        (2,135)       (50,692)       (63,277)
      Accounts payable and accrued liabilities             375,542        585,120        409,498        408,585
      Accounts payable to IMCO                              33,437           --             --             --
      Bank overdraft                                       (64,857)       (11,080)        46,038         89,757
      Advances from stockholder                             57,957         18,328         40,248         41,686
                                                       -----------    -----------    -----------    -----------
      NET CASH USED IN OPERATING ACTIVITIES               (835,464)      (372,018)      (187,142)      (598,689)
                                                       -----------    -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of equipment                             --            5,696           --             --
  Increase in investment in affiliate                      (16,613)          --             --             --
  Additions to property and equipment                      (28,406)        (4,716)        (4,716)       (21,680)
  Additions to patents and permits                         (23,916)          --             --             --
  Decrease in other non-current assets                      19,027         25,175           --             --
                                                       -----------    -----------    -----------    -----------
      NET CASH (USED IN) PROVIDED BY INVESTING
        ACTIVITIES                                         (49,908)        26,155         (4,716)       (21,680)
                                                       -----------    -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of common stock                       528,160        857,273        541,596        463,409
  Proceeds from notes payable - stockholder                 50,000           --             --           55,000
  Proceeds from bank loan                                  200,000           --             --             --
  Proceeds from Series II debentures                       106,125           --             --             --
  Proceeds from Series II preferred stock                  128,703           --             --             --
  Payments on other long-term obligations                  (45,221)       (89,043)       (61,475)       (77,594)
  Deferred offering costs                                     --         (250,000)          --          (76,511)
                                                       -----------    -----------    -----------    -----------
      NET CASH PROVIDED BY FINANCING ACTIVITIES            967,767        518,230        480,121        364,304
                                                       -----------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                               82,395        172,367        288,263       (256,065)

CASH AND CASH EQUIVALENTS - BEGINNING                        1,303         83,698         83,698        256,065
                                                       -----------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS - END                        $    83,698    $   256,065    $   371,961    $      --
                                                       ===========    ===========    ===========    ===========


See notes to consolidated financial statements.


                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                         For the Years Ended       For the Nine Months Ended
                                                             December 31,                 September 30,
                                                    ---------------------------   ---------------------------
                                                         1999           2000           2000           2001
                                                    ------------   ------------   ------------   ------------
                                                                                          (Unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

  Interest paid                                     $     71,371   $     67,981   $     53,882   $     72,920
                                                    ============   ============   ============   ============
  Income taxes paid                                 $       --     $       --     $       --     $       --
                                                    ============   ============   ============   ============

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
  INFORMATION:

    Equipment acquired by long-term debt            $       --     $     98,892   $       --     $       --
                                                    ============   ============   ============   ============

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING
  INFORMATION:

    Conversion of debt to equity                    $    693,382   $  1,050,787   $  1,049,448   $       --
                                                    ============   ============   ============   ============
    Stock issued in connection with loans and
      accounts payable                              $    188,000   $       --     $       --     $    704,056
                                                    ============   ============   ============   ============
    Notes payable given for interest                $       --     $    116,667   $    116,667   $       --
                                                    ============   ============   ============   ============
    Exchange of property for debt                   $       --     $     75,000   $       --     $       --
                                                    ============   ============   ============   ============
    Stock and options issued for compensation       $    408,549   $      3,000   $      3,000   $    350,009
                                                    ============   ============   ============   ============
    Accrued employees' stock bonus                  $       --     $    250,000   $       --     $       --
                                                    ============   ============   ============   ============
    Issuance of MSI common stock for EMSI common
      stock                                         $    110,317   $       --     $       --     $       --
                                                    ============   ============   ============   ============
    Conversion of MSI preferred stock for common
      stock                                         $    363,741   $     29,396   $     11,339   $       --
                                                    ============   ============   ============   ============
    Conversion of EMSI preferred stock for EMSI
      common stock                                  $       --     $     52,501   $       --     $       --
                                                    ============   ============   ============   ============


See notes to consolidated financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Unaudited with respect to September 30, 2001 and the
                                   Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  1  DESCRIPTION OF BUSINESS

MedSolutions, Inc. ("MSI" or the "Company") formerly known as EnviroClean International, Inc. ("ENVI") was incorporated in the State of Texas in November 1993 and commenced operations in January 1994. The Company was organized for the purpose of developing, manufacturing, and marketing the EnviroClean(R) Thermal Oxidation System ("EnviroClean(R) System" or "ETOS"), which was designed to incinerate medical and other specialized wastes in an environmentally sound manner. In 1994, through collaboration with Intercontinental Manufacturing Company ("IMCO"), the Company built the EnviroClean(R) System prototype. The initial sale of EnviroClean(R) Systems occurred in 1996. There were no sales of EnviroClean(R) Systems during the years ended December 31, 1999 and 2000 and the nine months ended September 30, 2001. The Company has suspended its efforts to manufacture and market the EnviroClean(R) Systems until such time it has the financial resources to reinstate these activities.

In 1995, the Company founded EnviroClean Management Services, LLC, which subsequently became EnviroClean Management Services, Inc. ("EMSI") in 1996. EMSI is a waste management services company that services principally medical waste generators such as hospitals, clinics, and physicians' offices. EMSI collects, transports, and disposes of medical waste at two facilities, one located in Garland, Texas, which services the North Texas area, and one located in Galveston, Texas, which services Houston and the South Texas area.

In January 1998, the Company exchanged shares of its common stock to acquire 667,375 shares of EMSI's common stock from other shareholders, giving MSI a controlling interest of approximately 51.3% in EMSI. In December 1998, the Company offered to exchange one share of MSI common stock for one share of EMSI common stock with the remaining shareholders of EMSI. This offer resulted in the acquisition of 1,771,151 additional shares of EMSI common stock, thereby increasing the Company's ownership to approximately 96.1%. During subsequent periods, the Company has continued to obtain outstanding shares of EMSI's common stock such that its ownership of EMSI is presently approximately 98%.

NOTE  2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of the Company and its 98% owned subsidiary, EMSI. All significant intercompany balances and transactions between the Company and EMSI have been eliminated in consolidation.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unaudited Interim Information
-----------------------------

The information presented as of September 30, 2001 and for the nine months and three months ended September 30, 2000 and 2001 has not been audited. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. The net loss for the nine months and three months ended September 30, 2001 is not necessarily indicative of the results for the year ending December 31, 2001.

Cash and Cash Equivalents
-------------------------

For purposes of the consolidated statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Doubtful Accounts
-----------------

The Company's trade accounts receivable is stated net of an allowance for doubtful accounts of $50,000 at December 31, 2000 and $11,175 at September 30, 2001.

Supplies
--------

Supplies are stated at the lower of average cost or fair value and consist primarily of medical waste containers and supplies provided to hospitals and medical clinics and offices.

Property and Equipment
----------------------

Property and equipment are stated at cost less appropriate valuation allowances and accumulated depreciation and amortization. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, generally three to twenty years. Amortization of leasehold improvements is provided on the straight-line method over the lesser of the estimated useful lives of the improvements or the initial term of the lease. Gain or loss is recognized upon sale or other disposition of property and equipment.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Waste Management Facility Rights
--------------------------------

Waste management facility rights relate to EMSI's right to operate a medical waste incineration facility at the University of Texas Medical Branch (UTMB) in Galveston, Texas, and is being amortized over a period of five years.

Such rights were fully amortized at December 31, 2000.

Patents and Permits
-------------------

Patents represent costs incurred in obtaining patents and trademarks relating to the EnviroClean(R) System and are amortized over a period of seven years. All unamortized patent costs were charged to expense during 1999. Permits consist of costs incurred in acquiring medical waste disposal permits from the Texas Natural Resource Conservation Commission and are amortized over a period of five years upon commencement of incineration operations at the respective facility.

Impairment of Long-Lived Assets
-------------------------------

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets, including intangible assets, may not be recoverable. An impairment loss is recognized when expected cash flows are less than the assets' carrying value. Accordingly, when indicators or impairment are present, the Company evaluates the carrying value of such assets in relation to the operating performance and future undiscounted cash flows of the underlying business. The Company's policy is to record an impairment loss when it is determined that the carrying amount of the asset may not be recoverable. During 1999, an impairment loss of $772,586 was charged to operations in connection with the shutting down of the EnviroClean(R) System employed at EMSI's Texas facility in Garland (see Note 3).

Revenue Recognition
-------------------

Revenues from waste management services are recognized at the time medical waste is received and prepared for processing.

Fair Value of Financial Instruments
-----------------------------------

The recorded carrying values of accounts receivable, accounts payable, and other long-term obligations are considered to approximate the fair values of such financial instruments.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Provisions for Income Taxes
---------------------------

No provisions have been made for federal or state income taxes since the Company has incurred net operating losses since its inception.

Stock-Based Compensation
-------------------------

The Company follows Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." SFAS 123 establishes accounting and reporting standards for stock-based employee compensation plans. This statement allows companies to choose between the "fair value-based method of accounting" as defined in this statement and the "intrinsic value-based method of accounting" as prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees."

The Company has elected to continue to follow the accounting guidance provided by APB 25, as permitted for stock-based compensation relative to the Company's employees. Stock and options granted to other parties in connection with providing goods and services to the Company is accounted for under the fair value method as prescribed by SFAS No. 123.

Loss Per Share of Common Stock
------------------------------

Basic net loss per share of common stock has been computed based on the weighted average number of common shares outstanding during the periods presented.

Common stock equivalents, consisting of options and convertible securities, discussed in Note 9, were not included in the calculation of diluted loss per share because their inclusion would have had the effect of decreasing the loss per share otherwise computed.

Research and Development Costs
------------------------------

Research and development ("R&D") costs are expensed as incurred. Elements included in R&D expense include all direct costs associated with the design and construction of the EnviroClean(R) System prototype; internal costs incurred for salaries, benefits and related expenses of personnel who devoted substantially all of their time in the design, development and testing of the prototype and the pre-production EnviroClean(R) Systems; and costs incurred in the testing of ETOS. R&D costs also include amounts incurred in the development and construction of the pre-production EnviroClean(R) Systems in excess of amounts attributable to the inventories cost of the EnviroClean(R) Systems. Substantially all R&D activities were discontinued in 1999, and the Company's technical staff has been disbanded.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Expenses
--------------------

Advertising costs are charged to expense when incurred. Advertising expense for the years ended December 31, 1999 and 2000 approximated $1,300 and $11,500, respectively, and for the nine months ended September 30, 2000 and 2001 approximated $11,200 and $14,800, respectively.

Environmental Accounting
------------------------

Environmental expenditures are capitalized if the costs mitigate or prevent future environmental contamination or if the costs improve existing assets' environmental safety or efficiency. All other environmental expenditures are expensed. Liabilities for environmental expenditures are accrued when it is probable that such obligations have been incurred and the amounts can be reasonably estimated.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the related periods. Actual results could differ from such estimates.

Impact of Recently Issued Accounting Standards
----------------------------------------------

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments -- Deferral of the Effective Date of SFAS Statement No.133" and in June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments" -- an amendment of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." As a result of SFAS No. 137, SFAS No. 133 and SFAS No. 138 will be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect that the adoption of this standard will have a material impact on its financial position and results of operations.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of Recently Issued Accounting Standards (Continued)
----------------------------------------------------------

In  December  1999,  the SEC  issued  Staff  Accounting  Bulletin  101,  Revenue
Recognition (`SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance on disclosure related to revenue recognition policies. The Company believes that it currently complies with SAB 101.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," which supercedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In addition, SFAS 141 establishes specific criteria for the recognition of intangible assets separately from goodwill. The provisions of SFAS 141 have been adopted as of July 1, 2001. The adoption of SFAS 141 has not changed the method of accounting used in previous business combinations, initiated prior to July 1, 2001.

In July 2001, the FASB also issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. Certain provisions shall also be applied to acquisitions initiated subsequent to June 30, 2001. SFAS 142 supercedes APB Opinion No. 17 "Intangible Assets" and requires, among other things, the discontinuance of amortization related to goodwill and the indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles and reclassification of certain intangibles out of previously reported goodwill. This standard should have no effect on the Company's results of operations.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of Recently Issued Accounting Standards (Continued)
----------------------------------------------------------

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and certain provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. Management is evaluating the effect of this statement on the Company's results of operations and financial position.

NOTE  3  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                       At December    At September
                                         31, 2000       30, 2001
                                       ------------   ------------

     Land                              $     20,000   $     20,000
     Building                               589,738        589,738
     Furniture and equipment                988,582      1,010,262
                                       ------------   ------------
                                          1,598,320      1,620,000
     Less:  Accumulated depreciation        849,789        926,033
                                       ------------   ------------
     Property and Equipment, Net       $    748,531   $    693,967
                                       ============   ============

Depreciation of property and equipment for the years ended December 31, 1999 and 2000 amounted to $348,977 and $173,075, respectively, and $128,290 and $89,573 for the nine months ended September 30, 2000 and 2001, respectively.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  3  PROPERTY AND EQUIPMENT (Continued)

The EnviroClean(R) System employed at EMSI's facility in Garland, Texas has been shut down since approximately June 1998. In 1997, management determined there was a diminution in value of the System of $300,000 and, accordingly, recorded an impairment loss.

During 1999, the Company reevaluated the EnviroClean(R) System and recorded an additional impairment loss of $236,313. In addition, it recorded an impairment loss of $536,273 to reflect the diminution of value of its building improvements at the Garland facility. In the interim, EMSI is transporting substantially all medical waste collected at the Garland location to a facility in Galveston for disposal.

NOTE  4  JOINT VENTURE AGREEMENT

In June 1995, the Company entered into a corporate joint venture, Tratamiento de Desechos Medicos, S.A. de C.V. ("TRADEM"), with Grupo Bufete Industrial, S.A. ("Bufete") and Grupo Camil S.A. de C.V. ("Camil") for the purpose of acquiring EnviroClean(R)Systems and providing medical waste management services in Mexico. The Company's ownership interest in the joint venture is 33%.

As of January 1, 1999, TRADEM has purchased and taken delivery of five EnviroClean(R) Systems. All five ETOS were sold to TRADEM by the Company. Two of the EnviroClean(R) Systems are located in a medical waste disposal facility in Lerma, Mexico. The other three ETOS are located in a facility located in Iztapalapa, Mexico. In addition to these prior sales, TRADEM has also advanced partial payment to the Company for other prospective purchases of EnviroClean(R) Systems. There were no sales made by the Company to TRADEM and no charges for technical support to TRADEM for the years ended December 31, 2000 and 1999 and for the nine months ended September 30, 2001.

TRADEM has experienced significant operating losses during its entire existence primarily due to a change in the governmental policy of Mexico concerning the necessary treatment and disposal of medical waste. As a result, the day-to-day activity of TRADEM was substantially curtailed in 1999. Moreover, none of the joint venture partners have expressed a desire or willingness to provide additional funding to TRADEM. Because of these circumstances and the corresponding uncertainty regarding the future viability of TRADEM, management considers the Company's net realizable value of its investment in the joint venture, and the related net receivable amount, to be impaired. During 1999, the Company wrote-off the remaining net asset amounts to zero, which resulted in a charge to operations of $216,613 in the accompanying 1999 consolidated financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  5  INCOME TAXES

The Company was not required to provide a provision for income taxes for the years ended December 31, 1999 and 2000, as a result of net operating losses incurred during those years.

As of December 31, 2000, the Company had available approximately $13,800,000 of net operating losses ("NOL") for income tax purposes that may be carried forward to offset future taxable income, if any. The NOL carryforwards from December 31, 1995 to 1997 expire during the years 2010 through 2012 and the December 31, 1998, 1999 and 2000 NOL carryforwards expire in the years 2018, 2019 and 2020, respectively. The Company's ability to utilize its carryforwards may be subject to an annual limitation in future periods pursuant to Section 382 of the Internal Revenue Code, as amended.

At December  31,  2000,  the Company has a deferred  tax asset of  approximately
$6,700,000, representing the benefits of its net operating loss and certain expenses not currently deductible for tax purposes. These temporary differences consisted principally of compensation related to the granting of restricted stock and stock options, valuation allowances for an investment in a joint venture and property and equipment, accrued salaries and depreciation and amortization. The Company's deferred tax asset has been fully reserved by a valuation allowance since realization of its benefit is uncertain. The difference between the statutory tax rate of 34% and the Company's effective tax rate (0%) is attributed to non-deductible expenses and an increase in the valuation allowance of approximately $1,390,000 in 1999 and $840,000 in 2000.

NOTE  6 ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                      At December    At September
                                        31, 2000       30, 2001
                                      ------------   ------------

     Salaries                         $    202,431   $     23,224
     Payroll and other taxes               221,528        370,408
     Interest                               82,462        115,426
     Incineration expenses                 355,366        264,786
     Insurance                              43,254         88,889
     Litigation provision (Note 12)        360,000        360,000
     Miscellaneous                         136,077        183,893
                                      ------------   ------------
                                      $  1,401,118   $  1,406,626
                                      ============   ============

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  7  LONG-TERM OBLIGATIONS

Long-term obligations are comprised of the following:

                                             At December    At September
                                               31, 2000      30, 2001
                                             ------------   ------------
Notes payable to stockholder (see
  Note 15)                                   $    116,667   $       --
Bank note - EMSI facility                         304,419        290,579
Bank note - EMSI EnviroClean(R) System and
  facility                                        153,653        130,005
Installment notes - equipment                     138,566         98,460
IMCO - deferred engineering - design
  costs (see Note 15)                             100,000           --
                                             ------------   ------------
Total indebtedness to banks, financial
  institutions and IMCO                           813,305        519,044
Less: Bank notes classified as current            458,072        420,584
Less: Current maturities                           26,186         22,708
                                             ------------   ------------
Total Long-Term Obligations                  $    329,047   $     75,752
                                             ============   ============

In July 1996, the Company borrowed $367,500 from a bank. The note is secured by a first lien on EMSI's facility in Garland, Texas, and bears interest at a variable rate based on the national prime rate, plus 0.5%, as published by the Wall Street Journal. The note is payable in minimum monthly installments of principal and interest totaling $3,910 (reduced to $3,467 beginning August 9, 2001), and matures in July 2011. The Company's president and chief executive officer has guaranteed this debt.

In July 1999, the Company borrowed $200,000 from a bank primarily for working capital purposes. The note is secured by a second lien on the EMSI facility in Garland, and a first lien on the EnviroClean(R) System utilized at that
facility.   The  note  bears  interest  at  10.5%  and  is  payable  in  monthly installments of principal and interest totalling $4,315 through July 2004. The Company's president and chief executive officer has guaranteed this debt.

The Company has occasionally been in default on both the July 1996 and July 1999 bank notes due to delinquent payments and certain other matters. However, to date, the banks have not exercised their rights of recourse, or sought other remedies against the Company as a result of such noncompliance.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  7  LONG-TERM OBLIGATIONS (Continued)

Management does not believe payment in full will be demanded by the banks as a consequence of the Company's instances of default. However, management believes that reclassification of the outstanding note balances to current liabilities is appropriate since the banks have the right to demand full payment.

The Company is obligated under various installment notes payable for the purchase of equipment. The notes, which bear interest at rates ranging from 8.15% to 12.15%, are due at various dates through January 2006 and are payable in monthly installments of approximately $2,250 consisting of principal and interest. The notes are collateralized by the equipment acquired.

In 1994, the Company entered into manufacturing and marketing agreements with IMCO in a joint effort to build the EnviroClean(R) System prototype and further develop and improve the technology and commercial applications of ETOS. Significant provisions of the agreements included the following:

oIMCO was granted an exclusive license to manufacture the EnviroClean(R) System for MSI customers during the term of the agreement. However, the Company retained sole ownership of the concept, engineering design, and technology, including future changes in the design, concept, or technology of the EnviroClean(R) System.

oThe Company agreed to pay IMCO for the cost of a prototype unit and any modifications made to the original prototype up to specified limits. In addition, the Company agreed to pay IMCO for the cost of up to three production test units up to specified limits. At December 31, 2000, costs in connection with the production of these units are classified as a current liability in the accompanying consolidated financial statements.

oThe Company was to pay IMCO an amount not to exceed $195,000 for preparing design drawings necessary to produce the EnviroClean(R) System prototype and production test units. $120,000 of this amount was to be paid at a rate of $10,000 with the delivery of each of the first twelve production units of the EnviroClean(R) System. At December 31, 2000, $20,000 of the $120,000 is
classified as a current liability of the Company in the accompanying consolidated financial statements as two production units have been delivered to date. The remaining $100,000 is reflected as a long-term obligation of the Company in the accompanying consolidated financial statements at December 31, 2000.

oThe Company was to pay IMCO an additional amount not to exceed $65,000 for preparation of system and detail design drawings necessary to begin manufacture of the EnviroClean(R) System. The Company's obligation with respect to this amount is classified as a current liability in the accompanying consolidated financial statements at December 31, 2000.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  7  LONG-TERM OBLIGATIONS (Continued)

oIMCO was granted an exclusive license to market the EnviroClean(R) System to the United States Department of Defense and its subsidiary agencies, and certain foreign governments. Under an amendment in 1998 to the marketing agreement, the Company will receive a royalty of $125,000 for each EnviroClean(R) System sold by IMCO.

In connection with the building of the prototype and the production test units, the Company is also contingently liable for certain excess overhead charges incurred by IMCO that will be repaid from future royalties, if any, accruing to the Company (see Notes 12 and 15).

On July 31, 2000, the Company exchanged a $1,000,000 note payable to a stockholder for 1,850,000 shares of the Company's common stock (see Note 9). In connection with this exchange, a new convertible note payable for $116,667 was issued for the interest that had accrued until the date of the conversion. The note, due July 31, 2002, bears interest at 10% and is collateralized by certain future royalties, if any, from the sale of EnviroClean(R) System and the related patented technology. The new note and accrued interest thereon are convertible into common stock, at the option of the holder, based on the rate of $1.50 per share (see Note 15).

Aggregate maturities of long-term indebtedness subsequent to December 31, 2000 are as follows:

   Year Ended December 31,                             Amount
   -----------------------                            --------

           2001                                       $484,258
           2002                                        139,905
           2003                                         21,249
           2004                                         21,777
           2005                                         24,576
        Thereafter                                     121,540
                                                      --------
                                                      $813,305
                                                      ========

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  8  CONVERTIBLE DEBENTURES

Series I Debentures
-------------------

In 1994 and 1995, the Company issued a total of $1,100,000 of 15% Convertible Redeemable Subordinated Debentures ("Series I Debentures") for the primary purpose of funding the initial R&D activities relating to the EnviroClean(R) System. The terms of the Series I Debentures specified a final maturity date of March 31, 1999, with provisions for conversion of the debentures, at the holder's option, into the Company's common stock at varying conversion rates through maturity. The Series I Debentures also allowed the Company to redeem the debentures any time prior to maturity at a price of 105% of the debenture face value. Interest on the Series I Debentures is scheduled to be paid semi-annually on April 1 and October 1 of each year.

The outstanding principal balance of the Series I Debentures at January l, 1999 was $125,000. Due to cash constraints, the Company was not able to redeem this balance at the stated maturity date of March 31, 1999. In addition, the Company is delinquent in its payment of interest on the outstanding debentures. However, the Company is still allowing the holders to convert Series I Debentures into MSI common stock at a conversion rate of $1.50 per share. During 2000 and 1999, noteholders converted $35,000 and $40,000 of principal, respectively, and $14,448 and $15,929 of unpaid interest, respectively, into the Company's common stock. Accrued interest payable on the debentures as of December 31, 2000 and September 30, 2001 totalled $34,808 and $40,433, respectively. The principal balance at December 31, 2000 and September 30, 2001 was $50,000.

Series II Debentures
--------------------

In October 1998, the Company issued 10% Convertible Redeemable Debentures ("Series II Debentures") primarily for working capital purposes. The terms of the Series II Debentures specify a maturity date of November l, 1999, and contain a provision for conversion of the debentures, at the holder's option, into the Company's common stock at a rate of $3 per share. The Company may also redeem the debentures at a price of 110% of the debenture face value prior to November l, 1999, and at a price of 100% of face value thereafter. Interest on the Series II Debentures is scheduled to be paid semi-annually on May 1 and November 1 of each year.

A total of $160,000 of Series II Debentures was issued in the year ended December 31, 1998. An additional $106,125 in Series II Debentures was issued during 1999, for a total outstanding balance of $266,125.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  8  CONVERTIBLE DEBENTURES (Continued)

Series II Debentures (Continued)
--------------------------------

In July 1999, $10,000 in Series II Debentures, plus accrued interest, was exchanged for 3,560 shares of the Company's common stock. Because of cash constraints, the Company was not able to redeem the remaining $256,125 of Series II Debentures at the stated maturity date of November l, 1999. As an inducement for additional holders to convert Series II Debentures into common stock, the Company decreased the conversion rate on October 11, 1999 from $3 per share to $1.75 per share. During 1999, $245,990 of Series II Debentures, plus accrued interest, were exchanged for 153,581 shares of the Company's common stock at the new conversion rate. The Company has recorded a debt conversion expense of $95,988 with respect to the additional shares that were issued to induce the noteholders to convert. Accrued interest payable on the debentures as of December 31, 2000 and September 30, 2001 totalled $1,929 and $2,689, respectively. The principal balance at December 31, 2000 and September 30, 2001 was $10,135.

NOTE  9  STOCKHOLDERS' DEFICIENCY

On November  12,  1999,  the  Company's  stockholders  approved  the increase in authorized common and preferred shares to 100,000,000 and 5,000,000, respectively. Also on that date, the stockholders approved a reverse stock split (the "Reverse Split"), in which each share of common stock then issued and outstanding or held in treasury would be reclassified and exchanged into one-half (1/2) of a share of new common stock, thereby reducing the number of issued and outstanding shares of the Company by 50%. Although the stockholders approved the Reverse Split, the Board of Directors has not yet implemented the Reverse Split (see Note 15).

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  9  STOCKHOLDERS' DEFICIENCY (Continued)

Series I Preferred Stock
------------------------

In 1996, the Company issued Series I Cumulative Redeemable Preferred Stock ("Series I Preferred Stock"), par value $.001, as an offer to holders of Series I Debentures (see Note 8) to receive shares of the Series I Preferred Stock in exchange for the debenture principal and accrued unpaid interest. The Company, at its option, may convert the Series I Preferred Stock into MSI common stock based on a rate of four shares of common stock for each share of Series I Preferred Stock. The Series I Preferred Stock issued to debenture holders is also convertible into the Company's common stock, at the option of the holder, based on the same rate of four shares of common stock for each share of Series I Preferred Stock. The Series I Preferred Stock carries a cumulative dividend rate of 8%, which is payable annually on June 1.

The Series I Preferred Stock can be redeemed by MSI at a redemption price of $7 per share, plus accumulated unpaid dividends. The Series I Preferred Stock has a liquidation preference of $6 per share, plus accumulated unpaid dividends. In addition, the Company has the option of making the 8% annual dividend payment in additional shares of Series I Preferred Stock, in lieu of cash, based on a value of $6 per share for the Series I Preferred Stock, or in common stock, based on a value of $1.50 per share. The Company has also issued shares of Series I Preferred Stock or common stock, at the same values ($6 per share for Series I Preferred Stock and $1.50 per share for common stock), in lieu of making cash payments for accrued interest on debentures. Cumulative unpaid dividends on Series I Preferred Stock at December 31, 2000 and September 30, 2001 was $1,936 and $2,719, respectively.

Series II Preferred Stock
-------------------------

In 1999, the Company issued Series II Cumulative Redeemable Preferred Stock ("Series II Preferred Stock"), par value $.001 and stated value $3, for working capital purposes. The Series II Preferred Stock is convertible into MSI common stock, based on a rate of one share of common stock for each share of Series II Preferred Stock, at the shareholders' option prior to January 31, 2000, or at the Company's option at any time. The Series II Preferred Stock carries a cumulative dividend rate of 10%, which is payable annually on December 31.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  9  STOCKHOLDERS' DEFICIENCY (Continued)

Series II Preferred Stock (Continued)
-------------------------------------

The Series II Preferred Stock can be redeemed by MSI at a redemption price of $3 per share, plus accumulated unpaid dividends. Series II Preferred Stock also has a liquidation preference of $3 per share, plus accumulated unpaid dividends, and is senior in priority as to both dividends and liquidation with respect to the Series I Preferred Stock, the Company's common stock, and the preferred stock of EMSI discussed below. Until the first anniversary after issuance, the Company has the option of paying all cumulative dividends through issuance of additional shares of Series II Preferred Stock in lieu of cash. After the first anniversary of issuance, the 10% dividends must be paid in cash only. Accumulated unpaid dividends on Series II Preferred Stock at December 31, 2000 and September 30, 2001 was $948 and $1,248, respectively.

As an inducement for shareholders to convert Series II Preferred Stock into common stock, the Company decreased the conversion rate on October 11, 1999 from $3 per share to $1.75 per share. During 1999, $15,375 (5,125 shares) of Series II Preferred Stock was exchanged for 5,125 shares of the Company's common stock at the original conversion rate. Also, during 1999, $116,889 (38,964 shares) of Series II Preferred Stock was exchanged for 66,794 shares of the Company's common stock at the new conversion rate.

EMSI Preferred Stock
--------------------

EMSI, the subsidiary company of MSI, has also issued Series I Convertible Redeemable Preferred Stock ("EMSI Series I Preferred Stock"), par value $.001 and stated value $7. EMSI Series I Preferred Stock is convertible into common stock of EMSI at a rate of one share of common stock for each share of the EMSI Series I Preferred Stock if converted on or before May 31, 1997, or at a rate of eight shares of common stock for ten shares of EMSI Series I Preferred Stock if converted during the period from June 1, 1997 through May 31, 1998. After that date, the EMSI Series I Preferred Stock may not be converted without the approval of the Company's Board of Directors. EMSI Series I Preferred Stock has a liquidation preference, with respect to EMSI, of $7 per share, and may be redeemed at various prices at the Company's option.

Dividends on EMSI Series I Preferred Stock are payable as declared by the Company's Board of Directors. No dividends have been declared to date.




                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  9  STOCKHOLDERS' DEFICIENCY (Continued)

Stock, Grants and Options
-------------------------

The Company's Board of Directors has approved grants of common stock and options to purchase common stock to key executives and employees, all of which were granted prior to January 1, 1999. The Company has also granted stock and options to a stockholder of the Company in connection with various loans made by the stockholder to the Company, all of which were granted prior to January 1, 1999.
The option grants are for periods of two to five years. Certain options may not be exercised for a period of two years after the grant date. The sole outstanding option for 25,000 shares outstanding at September 30, 2001, held by a former officer of the Company expires on January 15, 2002.

The Board of Directors has approved an employee's stock bonus for the year ended
December 31, 2000 in the amount of $250,000 and is reflected as compensation expense in the accompanying 2000 consolidated financial statements. The shares will be issued to employees in 2001. No options were granted to employees during the years ended December 31, 2000 and 1999 and the nine months ended September
30, 2001. Accordingly, no compensation expense was recognized during those years/period with respect to stock options.

A summary of activity involving options on the Company's common stock follows:

                                                            O P T I O N   P R I C E
                        ----------------------------------------------------------------------------------------------
                          $0.025        $0.375         $0.75         $1.00         $1.80         $3.00        Total
                        ----------    ----------    ----------    ----------    ----------    ----------    ----------
Number of Shares:
---------------------
Outstanding:
  January 1, 1999          200,000       600,000        75,000       158,000       135,000        26,250     1,194,250

Exercised during 1999     (200,000)     (600,000)      (50,000)     (158,000)     (135,000)         --      (1,143,000)

Forfeited during 1999         --            --            --            --            --         (26,250)      (26,250)
                        ----------    ----------    ----------    ----------    ----------    ----------    ----------
Outstanding:
  December 31, 1999
    and 2000 and
    September 30,
    2001                      --            --          25,000          --            --            --          25,000
                        ==========    ==========    ==========    ==========    ==========    ==========    ==========

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  9  STOCKHOLDERS' DEFICIENCY (Continued)

Stock, Grants and Options (Continued)
-------------------------------------

At January 1, 1999, the Company was obligated on a note payable to a stockholder of MSI in the amount of $1,000,000, plus accrued interest at a rate of 10%. At May 31, 1999, the original maturity date of this note, the stockholder agreed to extend the maturity date to May 31, 2001 and exchanged accrued interest payable of $122,914 and advances from the stockholder of $12,086 to exercise stock options that had been previously granted to the stockholder on 135,000 shares of the Company's common stock at a price that was modified from $1.80 to $1.00 per share. On the same date, the stockholder also received 125,000 shares of the Company's common stock as an inducement to execute the note extension and acquired 31,457 shares in exchange for advances from the stockholder of $62,914. In connection with these transactions, additional expense of $233,000 was reflected in the 1999 consolidated financial statements as financing charges.

On July 31, 2000, the stockholder exchanged the $1,000,000 note payable for 1,850,000 shares of the Company's common stock. In addition, the stockholder purchased an additional 50,000 shares of common stock at $1.00 per common share, the estimated fair value at that date. As a result of the note payable exchanged at a favorable rate to the stockholder, the Company recorded an extraordinary loss from extinguishment of debt at July 31, 2000 of $850,000, as shown in the accompanying consolidated financial statements. Further, on July 31, 2000, the stockholder exchanged the then accrued interest on the $1,000,000 note payable for a new convertible note payable of $116,667 bearing interest at a stated rate of 10% due July 31, 2002. The new note is secured by certain future royalties, if any, from the sale of EnviroClean(R) EC-500 Systems and the related patent technology (see Note 15).

In August 1999, the Board of Directors authorized the Company to exchange an advance payable from MSI of $65,000, accrued unpaid compensation totalling $29,750 and acknowledged certain personal guarantees of approximately $700,000 for the exercise by certain officers and directors of outstanding stock options on 1,008,000 shares of the Company's common stock. In connection therewith, additional compensation expense of $330,750 was recognized. In addition, options on 26,250 shares of common stock at an option price of $3 per share were forfeited. Following these events, options for 25,000 shares at a price of $0.75 remain outstanding and will expire if not exercised on January 15, 2002.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE  9  STOCKHOLDERS' DEFICIENCY (Continued)

Earnings Per Share
-------------------

Securities that could potentially dilute basic earnings per share ("EPS") in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented consist of the following:

                                             At December    At September
                                               31, 2000       30, 2001
                                             ------------   ------------
Options to purchase common stock                   25,000         25,000
Convertible debentures and unpaid interest         63,100         67,600
Convertible preferred stock and unpaid
  dividends                                        12,300         13,500
Note payable to stockholder and accrued
  interest                                         81,000        149,300
Shares issuable to employees under stock
  bonus                                           250,000         10,250
                                             ------------   ------------
        Total                                     431,400        265,650
                                             ============   ============

NOTE 10 OTHER INCOME

Other income consists of the following:

                                  Years Ended         Nine Months Ended
                                  December 31,          September 30,
                               -------------------   -------------------
                                   1999       2000       2000       2001
Gain from write-off of         --------   --------   --------   --------
  old obligations              $245,132   $   --     $   --     $   --
Other                            70,725     22,859     17,443      1,278
                               --------   --------   --------   --------
                               $315,857   $ 22,859   $ 17,443   $  1,278
                               ========   ========   ========   ========

During the year ended December 31, 1999, the Company recorded a gain of $245,132 from the write-off of old obligations.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE 11  WASTE MANAGEMENT FACILITY AGREEMENT

In April 1996, EMSI acquired certain assets and assumed certain liabilities of BMI Services, Inc. ("BMI"), a medical waste transportation and management company. As part of this acquisition, BMI's contract to operate a 36 ton per day medical waste incineration facility at UTMB in Galveston, Texas, and to provide medical waste incineration services to UTMB, was assigned to EMSI. The original contract was for an initial term of five years that ended in December 2000, but is renewable for a second five-year term (see below). The contract requires EMSI to pay UTMB a monthly fixed facility usage fee of $15,000 on one medical waste incinerator; an additional usage fee of $750 per day on an additional incinerator, as needed; a monthly variable fee based on the volume of medical waste processed at the facility; and utility charges for the facility. EMSI is also responsible for repairs and maintenance costs of the facility up to an annual limit of $90,000. In return, EMSI receives medical waste management fees from UTMB based on the quantity of waste processed. Such fees are determined using a progressive rate schedule, which is adjustable quarterly depending on the actual waste volume processed during the preceding quarter. Of the total purchase price of BMI, $650,000 was estimated as the fair value of the UTMB waste management facility rights and is being amortized over five years. Such rights were fully amortized at December 31, 2000.

The Company has renegotiated with UTMB an amendment extending the UTMB contract until December 8, 2005. The amendment requires the Company to pay the following estimated monthly amounts during the contract years:

                    Fixed Facility
                    Maintenance      Capital           Variable
   Contract Years   And Use Fee      Renewal Fee       Usage Fee
   --------------   --------------   -----------       ----------
                                                      (Based on waste
                                                      incinerated)

      Six              $17,500         $10,833         $.005 per lb.
      Seven            $18,500         $22,292         $.005 per lb.
      Eight            $19,500         $19,514         $.005 per lb.
      Nine             $20,500         $23,681         $.005 per lb.
      Ten              $21,500         $23,681         $.005 per lb.

The Company is required to pay all utility costs but will receive a monthly credit for the value of steam produced by the incinerator plant. The contract is cancellable by either party with a one year written notice.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE 12   COMMITMENTS AND CONTINGENCIES

Proposed Financing
------------------

On October 31, 2000, MSI entered into a financing agreement with Lilly Beter Capital Group, Ltd. ("LBCG"), whereby LBCG agreed to assist MSI in raising up to $5,000,000 of equity financing and provide services to MSI with respect to the raising of a minimum of $15,000,000 and a maximum of $20,000,000 of tradeable low-grade, high-yield, 10-year bonds. Pursuant to the terms of the financing agreement, MSI is required to provide the costs and expenses associated with both the equity and debt offerings, not to exceed $850,000. In November 2000, $250,000 was paid to LBCG, which is reported as deferred offering costs in the accompanying December 31, 2000 consolidated balance sheet. During the nine months ended September 30, 2001, an additional $50,000 was paid to LBCG, which is included in deferred offering costs totalling $326,511 in the accompanying September 30, 2001 consolidated balance sheet. LBCG's obligations under the proposed financing are conditioned upon various factors and requirements, including the acquisition of a company acceptable to LBCG. In the event the proposed offering of the Company's securities is not consummated, the deferred offering costs will be expensed (See Note 15).

Risks and Concentrations
------------------------

MSI and EMSI operate exclusively in one industry. MSI has the right to manufacture (through its exclusive contract with IMCO) a low-emissions, thermal oxidation system designed for medical and other special waste streams. MSI's only significant customer to date is an affiliated entity located in Mexico (TRADEM). Development of customers and markets by MSI in other countries will be influenced, in part, on the adoption and/or enforcement of emissions standards for which the EnviroClean(R) System was designed. Should such additional markets develop, political changes or currency fluctuations in other countries, as well as changes in the other factors above, could adversely affect the Company.

EMSI provides waste management services to medical waste generators in North and South Texas. EMSI's operation at Galveston is highly dependent upon utilization of UTMB's waste incineration facility (see Note 11). EMSI uses this facility to service UTMB in addition to several other customers in the area. Substantially all of the waste processed by the Company is done at the Galveston facility. In the event that UTMB cancelled the waste management facility agreement with EMSI and a suitable alternate facility could not be located, there would be a significant detrimental impact on the operations of EMSI.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE 12  COMMITMENTS AND CONTINGENCIES (Continued)

Risks and Concentrations (Continued)
------------------------------------

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash and cash equivalents and trade accounts receivable.

With respect to trade receivables, ongoing credit evaluations of customers' financial condition are performed and generally, no security is required. The Company maintains a reserve for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

At December 31, 2000, UTMB accounted for approximately 35% of the accounts receivable balance. For the year ended December 31, 2000, UTMB accounted for approximately 34% of net revenues. For the year ended December 31, 1999, UTMB accounted for approximately 26% of net revenues.

At September 30, 2001, UTMB accounted for approximately 25% of the accounts receivable balance. For the nine months ended September 30, 2001, UTMB accounted for approximately 25% of net revenues. For the nine months ended September 30, 2000, UTMB accounted for approximately 32% of net revenues.

Deferred Overhead Costs
-----------------------

In connection with the design and construction of the EnviroClean(R) prototype, the Company's contract manufacturer (IMCO) incurred costs, including internal overhead costs, in excess of amounts anticipated at the outset of the project. Under a supplemental agreement between MSI and IMCO, the Company agreed that IMCO could recover 50% of the excess overhead charges that were incurred in connection with changes and modifications made during the research and development period. Such costs are to be recovered by IMCO through deductions from royalties accruing to the Company as a result of future EnviroClean(R) Systems sales made by IMCO (see Notes 7 and 15). IMCO's unrecovered overhead costs as of December 31, 2000 are approximately $400,000.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE 12   COMMITMENTS AND CONTINGENCIES (Continued)

Lease Obligations
-----------------

The Company has a non-cancelable operating lease covering its corporate office in Dallas, Texas that expires on October 31, 2001. At December 31, 2000, future minimum lease obligations remaining on the original lease in 2001 total $100,850 (see Note 15).

Rent expense and sub-rental income for the years ended December 31, 1999 and 2000, and for the nine months ended September 30, 2000 and 2001, were as follows:

                             For the Years Ended         For the Nine Months
                                December 31,             Ended September 30,
                          -------------------------   -------------------------
                              1999          2000          2000          2001
                          -----------   -----------   -----------   -----------

Rent expense              $   149,900   $   142,942   $   107,008   $   105,984
Less: Sub-rental income        12,700        70,383        47,133        69,750
                          -----------   -----------   -----------   -----------
                          $   137,200   $    72,559   $    59,875   $    36,234
                          ===========   ===========   ===========   ===========

On September 30, 2001, the tenant terminated the sublease agreement.

Internal Revenue Service
------------------------

The Company was delinquent in paying its payroll taxes for the third and fourth quarters of 2000 and the second and third quarters of 2001. The total amount of the delinquency at December 31, 2000 and September 30, 2001 was approximately $150,000 and $220,000, respectively, including estimated penalties and interest. The Company has contacted the Internal Revenue Service (IRS) about establishing a repayment plan with the IRS (See Note 15).

Environmental Matters
---------------------

The Company operates within the medical waste management industry, which is subject to various federal, state and local laws and regulations. Management is not aware of any significant contingent liabilities relative to these activities. During the year ended December 31, 2000, the Company incurred $103,292 in connection with clean-up costs of a stack discharge and a caustic spill at the UTMB facility.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE 12  COMMITMENTS AND CONTINGENCIES (Continued)

Litigation
----------

The Company is a named defendant, along with several officers of the Company, named individually, in a lawsuit filed in Buncombe County, Superior Court North Carolina. The lawsuit claims that the Company and several of its officers violated the North Carolina Securities Act and committed fraud and misrepresentations in the sale of certain MSI stock to the named plaintiffs therein and seeks compensatory damages in the amount of approximately $285,000 and $30,000 in punitive damages, plus costs and attorneys' fees. The Company and its officers in answering the complaint denied all of the plaintiffs' allegations, and maintained that the stock sales complained of in the lawsuit were private sales transactions between private parties, as the Company believes it had no involvement in such sales and received no direct or indirect benefits from such sales. A default judgment was rendered against all defendants in November 1999 as a result of not filing answers in a timely manner. The ruling was appealed to the North Carolina Supreme Court and the Company posted a surety bond in the amount of the judgment of $354,708. The Company's President posted a $100,000 letter of credit secured by a certificate of deposit in connection with the surety bond. The estimated liability due under the judgment amounts to $403,369, including interest accrued since November 1999. The Company provided a $360,000 loss related to this judgment in the 1999 consolidated statement of operations. In addition, interest expense of $28,000 and $15,369 has been accrued in the consolidated statements of operations for the year ended December 31, 2000 and for the nine months ended September 30, 2001, respectively. On June 8, 2001, the Supreme Court in North Carolina affirmed the judgment. In July 2001 the plaintiffs received the amount of the surety bond and the Company paid accrued interest in the amount of $48,255 in December 2001. On August 1, 2001 the bonding company seized the $100,000 certificate of deposit posted in connection with the bond by the Company's President and in December 2001 seized 63,450 shares of the Company's common stock which had been tendered by the plaintiffs as part of the lawsuit. In addition, on November 9, 2001, the bonding company filed a lawsuit against the Company claiming damages of $254,708, (the amount it paid to the plaintiffs on the surety bond less the certificate of deposit), plus interest and attorneys' fees. However, the Company believes that by seizing the shares of common stock tendered by the plaintiffs in the litigation, the bonding company has been fully reimbursed for the amount paid on the bond and does not have valid claim against the Company. The Company is examining options regarding claims for indemnification, contribution, and claims against third parties. However, the Company has not made any decisions and such issues remain unresolved.

The Company is a named defendant in a lawsuit filed in Travis County, Texas by the State of Texas. The lawsuit claims that the Company breached a contract awarded under the Texas Smart Jobs Program by failing to meet the requirements of the contract and seeks compensatory damages in the amount of $439,631, plus costs and attorneys' fees. The Company has answered and has denied all of the plaintiff's allegations and is currently in negotiations with the State to settle the matter. While the Company cannot predict the outcome of any settlement, an accrual of $60,000 is reflected in the accompanying December 31, 2000 and September 30, 2001 consolidated balance sheets.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE 12   COMMITMENTS AND CONTINGENCIES (Continued)

Litigation (Continued)
----------------------

The Company is also subject to various matters of litigation during its normal course of operations. Management believes that the eventual outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 13   RELATED PARTY TRANSACTIONS

The Company incurs certain general and administrative expenses jointly with other related parties of the Company. Such costs are allocated amongst MSI and the other entities based on the specific entity incurring the expense, square footage utilization on shared facilities, estimated utilization of other relevant products and services, or the human resources dedicated to each respective entity.

MSI has certain payable balances with stockholders and officers of the Company. An affiliated entity, Preston Harris Interests (PHI), has assisted the Company with general and administrative support and provided office space and general and administrative support to the Company's placement agent, Cambridge Financial Corporation ("Cambridge"), now a defunct corporation. In connection with such activities, MSI has paid PHI $8,000 during the year ended December 31, 2000, and paid $4,000 and $7,250 during the nine months ended September 30, 2000 and 2001, respectively. No payments were made during the year ended December 31, 1999. The Company has also paid Cambridge approximately $68,100 and $15,100 during the years ended December 31, 1999 and 2000, respectively, and $15,100 during the nine months ended September 30, 2000. No payments were made during the nine months ended September 30, 2001.

Related party payables at December 31, 2000 and September 30, 2001 to stockholders and officers amounted to $388,220 and $203,045, of which $195,268 and $22,378 are included in accrued liabilities, respectively.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE 13   RELATED PARTY TRANSACTIONS (Continued)

Related party expenses included in the accompanying consolidated statements of operations are as follows:

                                   Years Ended            Nine Months Ended
                                   December 31,             September 30,
                             -----------------------   -----------------------
                                1999         2000         2000         2001
                             ----------   ----------   ----------   ----------
Interest expense             $  156,843   $   63,194   $   60,275   $   10,125
Financing charges (Note 9)      233,000         --           --           --
                             ----------   ----------   ----------   ----------
                             $  389,843   $   63,194   $   60,275   $   10,125
                             ==========   ==========   ==========   ==========

Other debt and equity transactions with related parties are disclosed in Notes 7, 9 and 15 respectively.

NOTE 14 GOING CONCERN

As indicated by the accompanying consolidated financial statements, the Company incurred consolidated net losses of $3,511,771, $2,473,923 and $1,184,196 for the years ended December 31, 1999 and 2000, and the nine months ended September 30, 2001, respectively. Additionally, the Company has significant deficits in both working capital and stockholders' equity at December 31, 2000 and September 30, 2001. Further, as noted previously, the Company has not made sales of the EnviroClean(R) System to customers other than affiliated entities during its existence and is delinquent in paying its payroll taxes to the IRS. These factors, raise substantial doubt about the Company's ability to continue as a going concern.

Historically, cash flow deficits have been funded by stockholders of the Company. However, the stockholders are under no specific funding obligation. As a means of providing working capital and funding for a proposed offering (see
Note 12), management has offered on a private placement basis up to $1,250,000 of common stock. There is no assurance that this funding effort, or the proposed financing discussed in Note 12, will occur or be successful.

The accompanying consolidated financial statements have been prepared assuming that the Company will be able to continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relative to the recoverability and classification of assets, or the amounts and classification of liabilities that might be necessary in the event the Company is unable to continue operations.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE 15   SUBSEQUENT EVENTS (UNAUDITED)

Business Disruption
-------------------

During the months of January through May 2001, December 2001 and January 2002 the waste incineration facility utilized by EMSI in Galveston, Texas was not functioning. The Company was required to discontinue incineration operations while appropriate repairs were being made. As noted previously, the Company does not own the incineration facility at Galveston. The owner, UTMB, restored proper functionality of the incinerator as of May 31, 2001 and expect to restore functionality sometime in February, 2002. In the intervening period, EMSI made arrangements for waste disposal with alternative vendors in order to continue operations. Such alternative waste disposal operations and the related transportation expenses have resulted in significant additional costs to EMSI during these periods.

Manufacturing and Marketing Agreement
-------------------------------------

On June 15, 2001, the Company entered into a memorandum of agreement ("MOA") with IMCO, whereby certain terms of the Company's 1994 manufacturing and marketing agreement with IMCO (see Note 7) were changed. Under the terms of the MOA, the royalty rate on each EnviroClean(R) System sold by IMCO to the Kingdom of Saudi Arabia during the six-month period commencing June 15, 2001 accrues at a rate of $25,000 per unit. However, as to any sales made to the Kingdom of Saudi Arabia, any royalty amounts earned will be applied first to IMCO's unrecovered overhead costs, totaling approximately $400,000 at December 31, 2000 and September 30, 2001 (see Note 12), any royalties earned in excess of unrecovered overhead costs will be waived up to an additional $500,000, and any balance will be paid to MSI.

In addition, under the terms of the MOA, the Company converted during 2001 $595,085 of indebtedness to IMCO into common stock of the Company at the rate of $1.25 per share. No gain or loss was recognized on this transaction. At December 31, 2000, the indebtedness was reported on the consolidated balance sheet as accounts payable to IMCO in the amount of $495,085 and in other long-term obligations in the amount of $100,000.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE 15   SUBSEQUENT EVENTS (UNAUDITED) (Continued)

Accrued Liabilities and Advances from Shareholder
-------------------------------------------------

On May 31, 2001, the Board of Directors authorized three officers and shareholders to convert accrued salaries and loans, at their option, into shares of common stock at the rate of $0.75 per share. In September 2001, the officers and shareholders converted accrued salaries and loans, totalling $452,555, into 603,407 shares of the Company's common stock. Since the conversion rate is less than the market value for the common stock, the Company recorded an extraordinary loss from the extinguishment of debt of $150,852 during the nine months ended September 30, 2001.

Notes Payable - Stockholder
---------------------------

On May 7, 2001, the Company reached an agreement with a stockholder, who has a note payable from the Company of $116,667, to change the conversion rate into the Company's common stock from $1.50 per share to $1.25 per share. The note and accrued interest thereon is convertible at the option of the holder. The Company recorded a debt conversion expense of $19,500 during the second quarter of 2001 (see Note 7).

On July 31, 2001, the note was amended to recognize additional loans, totalling $55,000, the reduced conversion price and the granting of additional collateral in the form of all other tangible and intangible assets of the Company. The new note, totalling $171,667, bears interest at 10% and is due on July 31, 2002.

Employment Agreements
---------------------

On May 1, 2001, the Company's Board of Directors approved, in principal, effective January 1, 2001, an employment agreement with its Chief Executive Officer and President. The agreement has not yet been reduced to a written contract. The material terms of the agreement include: (i) a five-year term;
(ii) a minimum compensation of $180,000 yearly, with an annual cost of living increase of 6%, or an amount equal to the highest paid employee as a result of any acquisition; (iii) that such employee will remain Chief Executive Officer and President; (iv) that a severance package will include the compensation of any remaining term of the agreement; (v) an annual stock or cash bonus based upon a formula considering earnings before interest, taxes, depreciation and amortization ("EBITDA") to be developed and approved by LBCG; and (vi) a bonus for the year 2000 of 125,000 shares of common stock and the option to convert any loans made by him and/or accrued compensation at a price of $ .75 per share.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE 15 SUBSEQUENT EVENTS (UNAUDITED) (Continued)

Employment Agreements (Continued)
---------------------------------

On May 1, 2001, the Company's Board of Directors approved, in principal, effective January 1, 2001, an employment agreement with its Chief Financial Officer. The agreement has not yet been reduced to a written contract. The material terms of the agreement include: (i) a five-year term; (ii) a minimum compensation of $96,000 yearly with an annual cost of living increase of 6% or an amount equal to the highest paid financial employee as a result of any acquisition; (iii) that such employee will remain the Chief Financial Officer;
(iv) that a severance package will include the compensation of any remaining term of the agreement; (v) an annual stock or cash bonus based upon an EBITDA formula to be developed and approved by LBCG; and (vi) a bonus for the year 2000 of 30,000 shares of common stock and the option to convert his accrued compensation at a price of $ .75 per share.

Proposed Purchase of Equipment
------------------------------

During April of 2001, the Company made a refundable deposit of $5,000 to Sterile Technologies Industries, Inc. ("STI") in order to purchase one of its Chem-Clav System Sterilization Systems (the "Chem-Clav System") costing approximately $450,000. The Chem-Clav System employs an environmentally safe process, which renders waste sterile, unrecognizable and unusable.

Stockholders' Deficiency
------------------------

On May 2, 2001, the Company's stockholders approved the increase in authorized preferred shares to 100,000,000. In addition, the stockholders authorized the Board of Directors to determine, in its sole discretion, the advisability of the Reverse Split of common stock originally authorized in 1999 (see Note 9), and to rescind it if necessary.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited with respect to September 30, 2001 and the Nine Months
                       Ended September 30, 2000 and 2001)



NOTE 15   SUBSEQUENT EVENTS (UNAUDITED) (Continued)

Lease Obligations
-----------------

In October 2001, the Company extended its lease covering its office in Dallas, Texas for a term of four years, commencing on November 1, 2001. Minimum annual rentals under the new lease are as follows:

               Years Ended
               December 31,                               Amount
               ------------                               ------

                  2001 (from November 1)                 $ 19,252
                  2002                                    116,648
                  2003                                    123,442
                  2004                                    130,238
                  2005                                    113,250
                                                         --------
                                                         $502,830
                                                         ========

Proposed Financing
------------------

The financing agreement MSI entered into with LBCG (see Note 12) expired on October 30, 2001. In January, 2002 LBCG presented the Company with a proposal for a new financing agreement, which contains additional conditions. Those conditions include, the replenishment of the escrow account that the Company has paid to LBCG (to pay the costs and expenses associated with the equity and debt offerings) to $500,000, and MSI becoming a company whose shares are publicly traded. There is no assurance that the contingencies specified in the proposed agreement will be met and that the financing contemplated by the agreement will be consummated. As of January, 2002 there is no firm commitment or guarantee by LBCG to provide the financing.

Internal Revenue Service
------------------------

As described in Note 12, the Company has been delinquent in paying its payroll taxes to the IRS. The amount of the delinquency of approximately $220,000 at September 30, 2001 has increased to approximately $350,000 at the end of January, 2002. Unless a payment plan can be negotiated with the IRS regarding these arrearages, or if the amount continues to increase, a lien could be placed against the Company's assets, or the Company could be sued or face a judgment against it which could result in a loss of assets and a discontinuance of operations.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

3.1 Articles of Incorporation of the Company, filed with the Secretary of Sate of the State of Texas on November 12, 1993*

3.2 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on January 10, 1994*

3.3 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on January 31, 1996*

3.4 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on November 12, 1996*

3.5 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on December 23, 1999*

3.6 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on June 27, 2001*

3.7      Bylaws, as amended, of the Company*

4.1      Form of Lock-Up Agreement*

4.2      Form of Subscription Agreement*

4.3 Stock Purchase Option, dated January 15, 1997, between the Company and Gary S. Krall**

10.1 Firm Commitment Agreement, dated October 31, 2000, between Lilly Beter Capital Group, Ltd. and the Company*

10.2 Loan Conversion and Common Stock Agreement between Mark M. Altenau, M.D. and the Company, dated July 31, 2000*

10.3 Contractor Services Agreement effective May 28, 1995, as amended, between the Company and The University of Texas Medical Branch at Galveston*

10.4 Memorandum of Agreement, dated June 15, 2001, between the Company and Intercontinental Manufacturing Company*

10.5 Exclusive Medical Waste Service Agreement, dated March 1, 1999, between EnviroClean Management Services, Inc. and Christus Spohn Hospital System** +

10.6 Medical Waste Transportation and Disposal Agreement, dated March 1, 2001, between EnviroClean Management Services, Inc., and Trinity Mother Frances Regional Health Center** +


                                     III-1

10.7 Amended and Restated Promissory Note dated July 31, 2001 by the Company to Mark M. Altenau, M.D. for
                  $171,666.67**

10.8 Amended and Restated Loan Conversion and Common Stock Agreement between Mark M. Altenau, M.D. and the Company, dated July 31, 2001**

10.9 Amendment 4 to the Contractor Services Agreement between the Company and University of Texas Medical Branch at Galveston (Exhibit 10.3).**

10.10    LBCG Financing Proposal**
----------
*  Previously filed
** Filed herewith
+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.


                                     III-2

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               MEDSOLUTIONS, INC.


Dated:               , 2002                    By:  /s/ Matthew H. Fleeger
       --------------                             ------------------------------
                                               Matthew H. Fleeger, President and
                                               Chief Executive Officer









                                      S-1